                                                Filed Pursuant to Rule 424(b)(2)
                                                              File No. 333-71097

The Flagship Group Inc.                        Intuit Inc.
1385 S. Colorado Boulevard, Suite 400          2535 Garcia Avenue
Denver, Colorado 80222                         Mountain View, California 94043

Consent Solicitation and                       Prospectus Supplement to
Information Statement                          Prospectus dated January 31, 2001


TO THE STOCKHOLDERS OF THE FLAGSHIP GROUP INC.

        The board of directors of The Flagship Group Inc., a Delaware corporation, is asking the stockholders of Flagship to consider and approve the following proposals by written consent:

        MERGER PROPOSAL: (1) to approve and adopt the form of Agreement and Plan of Merger dated as of May 6, 2002 among Intuit Inc., Ardent Acquisition Corporation ("Merger Sub"), Credence Acquisition Corporation ("Merger Sub II"), Flagship, American Fundware, Inc. ("American Fundware"), certain management stockholders of Flagship and each of Michael Potts and Scott Wylie, as representatives; and (2) to approve the appointment of each of Michael Potts and Scott Wylie to act as the representatives of the stockholders of Flagship with the powers, rights and duties set forth in the merger agreement and escrow agreement.

        COMPENSATION PROPOSAL: to ratify the payment of a special bonus to Scott Wylie, the Chairman of the board of directors of Flagship, and the acceleration of vesting of stock options of Flagship held by Mr. Wylie and by Nathaniel P. Turner, Stephen O. James and Michael Faherty, also members of the board of directors of Flagship.

        Under the merger agreement, Flagship will merge with Merger Sub, a wholly owned subsidiary of Intuit, after which Flagship will be the surviving corporation and a wholly owned subsidiary of Intuit. Immediately following the merger, Flagship will be merged into and with Merger Sub II, another wholly owned subsidiary of Intuit, with Merger Sub II being the surviving corporation. The consideration issuable to the Flagship stockholders in connection with the merger will consist of $26,000,000 in cash and shares of Intuit common stock, subject to adjustment. Approximately 85% of the merger consideration will be payable in registered shares of Intuit stock on the closing date and approximately 15% of the merger consideration will be payable in cash. Based on a number of assumptions set forth in greater detail in the information statement, including (1) that Flagship has at least $1,000,000 in working capital at closing, and (2) that the Intuit average share price is $41.392, at the effective time each share of Flagship common stock will be automatically converted into the right to receive $0.6685770 in cash and 0.0944745 of a share of Intuit common stock. In addition, all options not exercised on or prior to the closing of the merger will be assumed by Intuit as set forth in the merger agreement. The cash consideration payable to the Flagship stockholders will be placed into escrow for a period of eighteen months following the closing pursuant to the terms of the escrow agreement to secure the indemnification obligations of the Flagship stockholders as set forth in the merger agreement.

        You will find enclosed, and are being asked to execute and return, (1) written consents for the proposals described above, (2) either the investment representation letter for accredited Flagship stockholders or the investment representation letter for unaccredited Flagship stockholders, and (3) a Form W-9. As promptly as practicable, but no later than May 24, 2002, please send executed signature pages of the above documents to the attention of Ms. Lisa Van der Veer, Chief Financial Officer of Flagship, via facsimile at (303) 758-6325; and return via UPS in the enclosed pre-addressed envelope original signatures pages and original stock certificate(s) representing shares of Flagship common stock (signed in the endorsement for transfer section on the reverse side of such certificates) or a properly completed lost share certificate affidavit to the attention of Morrison & Foerster LLP, 5200 Republic Plaza, 370 17th Street, Denver, Colorado 80202-5638.

        YOUR CONSENT IS VERY IMPORTANT. FAILURE TO RETURN A PROPERLY EXECUTED WRITTEN CONSENT WILL GENERALLY HAVE THE SAME EFFECT AS A VOTE AGAINST THE ADOPTION OF THE MERGER AGREEMENT.

        THE SECURITIES TO BE ISSUED IN THE MERGER INVOLVE A HIGH DEGREE OF RISK. SEE "CERTAIN FACTORS - HIGH DEGREE OF RISK" COMMENCING ON PAGE 10.

        Intuit common stock is traded on the Nasdaq National Market under the symbol "INTU."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement, including the annexes and exhibits attached hereto and the accompanying forms of Written Consent of Stockholders, was first mailed or delivered to the Flagship stockholders on or about May 17, 2002. This information statement is dated May 17, 2002.

        This Consent Solicitation and Information Statement of Flagship and Prospectus Supplement of Intuit (this "information statement") is being furnished in connection with the transactions contemplated pursuant to that certain Agreement and Plan of Merger (the "merger agreement") dated as of May 6, 2002 among Intuit, Merger Sub, Merger Sub II, Flagship, American Fundware, certain management stockholders of Flagship (the "significant stockholders"), and each of Michael Potts and Scott Wylie, as representatives (such transactions being collectively referred to in this information statement as the "merger"). This information statement supplements the Intuit prospectus dated January 31, 2001, a copy of which is attached to this information statement as Exhibit F.

        This information statement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale, issuance or transfer of the securities referred to in this information statement, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state,

        All information contained in this information statement with respect to Flagship or American Fundware has been furnished by Flagship, and all information contained in this information statement with respect to Intuit, Merger Sub and Merger Sub II has been furnished by Intuit. No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this information statement in connection with the matters referred to herein, and, if given or made, such information or representations must not be relied upon as having been so authorized by Flagship, Intuit or any of their respective subsidiaries, affiliates, officers, directors or agents. The delivery of this information statement will not, under any circumstances, create any implication that the information in this information statement is correct as of any time subsequent to the date of this information statement.

                                TABLE OF CONTENTS


                                                                                 Page
                                                                                 ----
SUMMARY ...........................................................................1
         Purpose of Consent Solicitation and Information Statement ................1
         Documents to be Executed and Returned by the Flagship Stockholders........2
         Record Date...............................................................2
         Required Vote.............................................................3
         Dissenters' Rights........................................................3
         Summary of Merger Proposal ...............................................3
         Recommendation of Flagship's Board of Directors...........................5
         The Companies.............................................................5
SELECTED FINANCIAL DATA OF FLAGSHIP................................................6
SELECTED FINANCIAL DATA OF INTUIT..................................................7
MARKET PRICE AND DIVIDEND INFORMATION..............................................8
COMPARATIVE PER SHARE MARKET PRICES................................................9
CERTAIN FACTORS -- HIGH DEGREE OF RISK ...........................................10
         Risks of the Merger .....................................................10
         Risks Related to Intuit's Business.......................................11
         Company-Wide Risk Factors................................................11
         Factors Relating to Competition..........................................16
         Specific Factors Affecting Intuit's Small Business Division..............17
         Specific Factors Affecting Intuit's Tax Division.........................18
         Specific Factors Affecting Intuit's Personal Finance Division............19
         Specific Factors Affecting Intuit's Quicken Loans Division...............20
         Specific Factors Affecting Intuit's Global Business Division.............20
THE MERGER PROPOSAL ..............................................................21
         General..................................................................21
         Intuit's Reasons for the Merger..........................................21
         Flagship's Reasons for the Merger........................................21
         Merger Consideration.....................................................22
         Conversion of Shares of Flagship Common Stock............................23
         Fractional Shares .......................................................23
         Exchange of Stock Certificates...........................................23
         Treatment of Flagship Stock Options .....................................24
         Escrow of Cash Consideration; Indemnification by the Flagship
           Stockholders...........................................................24
         Indemnification by Intuit ...............................................25
         The Merger Agreement.....................................................26
         Related Agreements.......................................................28
         Interests of Certain Persons in the Merger...............................29
         Other Matters Related to the Merger......................................29
         Material Federal Income Tax Consequences.................................31
THE COMPENSATION PROPOSAL.........................................................35
         The Golden Parachute Rules...............................................35
         Special Bonus............................................................36
         Acceleration of Vesting..................................................36
         Proposed Stockholder Ratification........................................39
         Vote Required............................................................39
APPRAISAL RIGHTS OF DISSENTING FLAGSHIP STOCKHOLDERS .............................40
         Background...............................................................40
         Appraisal Rights Under Delaware Law .....................................40


                                       i
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
         Written Demands .........................................................42
INFORMATION REGARDING FLAGSHIP....................................................43
         Business -- General .....................................................43
         Management ..............................................................43
         Beneficial Ownership Table...............................................44
INFORMATION REGARDING INTUIT......................................................46
         Business ................................................................46
         Additional Information...................................................46
         Further Information......................................................47
DESCRIPTION OF INTUIT CAPITAL STOCK...............................................48
         Common Stock.............................................................48
         Preferred Stock..........................................................49
DESCRIPTION OF FLAGSHIP CAPITAL STOCK.............................................51
         In General...............................................................51
         Common Stock.............................................................51
         Preferred Stock..........................................................51
COMPARISON OF RIGHTS OF INTUIT AND FLAGSHIP CAPITAL STOCK.........................52
         Number of Directors .....................................................52
         Removal of Directors; Filling Vacancies .................................52
         Stockholder Meetings and Written Consents................................52
         Power to Call Special Meeting of Stockholders ...........................52
         Percentage of Voting Stock; Influence Over Affairs ......................53
         Authorized Capital Stock.................................................53
         Undesignated Preferred Stock.............................................53
         Stockholder Rights Plan..................................................53

ANNEXES
         Annex A --  Agreement and Plan of Merger dated as of May 6, 2002

         Annex B --  Written Consent of Flagship Stockholders (Merger Proposal)

         Annex C --  Written Consent of Flagship Stockholders (Compensation
                     Proposal)

         Annex D --  Investment Representation Letter (Accredited Flagship
                     Stockholders)

         Annex E --  Investment Representation Letter (Unaccredited Flagship
                     Stockholders)

         Annex F --  Form W-9

         Annex G --  Form of Voting Agreement

         Annex H --  Escrow Agreement

         Annex I --  Section 262 of the Delaware General Corporation Law

EXHIBITS

        Exhibit A -- Intuit's Annual Report to Stockholders for the fiscal year ended July 31, 2001, which includes Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2001

        Exhibit B -- Intuit's Quarterly Report on Form 10-Q for the three months ended October 31, 2001

        Exhibit C -- Intuit's Quarterly Report on Form 10-Q for the six months ended January 31, 2002

        Exhibit D -- Intuit's Proxy Statement for the January 18, 2002 Annual
                     Stockholders Meeting

        Exhibit E -- Intuit's Current Reports on Form 8-K dated August 24, 2001,
                     September 27, 2001, November 8, 2001, November 16, 2001, January 24, 2002, February 14, 2002 and May 13, 2002

        Exhibit F -- Intuit's prospectus dated January 31, 2001

                                     SUMMARY

PURPOSE OF CONSENT SOLICITATION AND INFORMATION STATEMENT

        Merger Proposal.

        This Consent Solicitation and Information Statement of Flagship and Prospectus Supplement of Intuit (this "information statement") is being furnished to the stockholders of The Flagship Group Inc., a Delaware corporation ("Flagship"), by the board of directors of Flagship in connection with the solicitation by Flagship of the written consent of the Flagship stockholders to approve and adopt:

        1. the Agreement and Plan of Merger dated as of May 6, 2002 attached to this information statement as Annex A (the "merger agreement") by and among Flagship, Intuit Inc., a Delaware corporation ("Intuit"), Ardent Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Intuit ("Merger Sub"), Credence Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Intuit ("Merger Sub II"), American Fundware, Inc., a Colorado corporation and a wholly owned subsidiary of Flagship ("American Fundware"), each of Michael Potts and Janice Groth in their capacities as management stockholders of Flagship (the "significant stockholders"), and each of Michael Potts and Scott Wylie, as representatives of the Flagship stockholders, whereby Merger Sub will merge (the "merger") with Flagship and become a wholly owned subsidiary of Intuit (the "merger proposal"); and

        2. the appointment of each of Michael Potts and Scott Wylie to act as the representatives of the stockholders of Flagship (the "representatives") with the powers, rights and duties set forth in the merger agreement and escrow agreement attached as Annex H to this information statement.

        Compensation Proposal.

        This information statement also is being furnished to solicit the written consent of Flagship stockholders to a proposal to ratify the payment of a special bonus to Scott Wylie, the Chairman of the board of directors of Flagship, and the acceleration of vesting of stock options of Flagship held by Mr. Wylie and by Nathaniel P. Turner, Stephen O. James and Michael Faherty, also members of the board of directors of Flagship (the "compensation proposal"). Upon the closing of the merger, Mr. Wylie will be entitled to receive a special bonus in an aggregate amount of approximately $125,000 in consideration of services performed by him on behalf of Flagship in connection with the merger. In addition, the terms of the stock option grants to Messrs. Wylie, Turner, James and Faherty provide for full vesting of such options, in certain circumstances, in connection with a change in control such as will result from the proposed merger. Mr. Wylie has agreed to subject his right to the special bonus and to accelerated vesting, and each of Messrs. Turner, James and Faherty has agreed to subject his right to accelerated vesting, to this stockholder ratification so that such benefits will not be treated as "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

        It is a condition to Intuit's obligation to consummate the merger that Flagship not be obligated to make payments that could be treated as "parachute payments" under Section 280G of the Code. Absent the waivers agreed to by Messrs. Wylie, Turner, James and Faherty, Flagship would not satisfy that closing condition. Accordingly, in order to permit the closing condition to be satisfied and the merger to go forward, each of Messrs. Wylie, Turner, James and Faherty has agreed to waive his entitlement to his respective payment unless the payment is ratified by the Flagship stockholders. Approval of the compensation proposal would enable Flagship to satisfy the closing condition and also allow Messrs. Wylie, Turner, James and Faherty to receive their payments without being subject to the excise tax.

        Upon receipt of the required separate affirmative written consents of the Flagship stockholders necessary to approve each of the merger proposal and the compensation proposal, Flagship will take all action necessary to effect the transactions contemplated by the merger proposal and the compensation proposal. See "Required Vote" below.

DOCUMENTS TO BE EXECUTED AND RETURNED BY THE FLAGSHIP STOCKHOLDERS

        Each Flagship stockholder should complete and return (1) the Written Consent of the Stockholders which is attached hereto as Annex B (regarding the merger proposal), (2) the Written Consent of the Stockholders which is attached hereto as Annex C (regarding the compensation proposal), (3) either the investment representation letter for accredited Flagship stockholders attached hereto as Annex D or the investment representation letter for unaccredited Flagship stockholders attached hereto as Annex E (each, an "investment representation letter" and, collectively, the "investment representation letters"), and (4) a Form W-9 which is attached to this information statement as Annex F, in the following manner:

        - As promptly as practicable, but no later than May 24, 2002, executed signature pages of the above documents to the attention of Ms. Lisa Van der Veer, Chief Financial Officer of Flagship, via facsimile at (303) 758-6325;

        - As promptly as practicable, but no later than May 27, 2002, original signature pages to the above referenced documents to the attention of Morrison & Foerster LLP, 5200 Republic Plaza, 370 17th Street, Denver, Colorado 80202-5638 via UPS in the enclosed pre-addressed envelope; and

        - As promptly as practicable, but no later than May 27, 2002, the original stock certificate(s) representing shares of Flagship common stock (signed in the endorsement for transfer section on the reverse side of such certificates) or a properly completed lost share certificate affidavit to the attention of Morrison & Foerster LLP, 5200 Republic Plaza, 370 17th Street, Denver, Colorado 80202-5638 via UPS in the enclosed pre-addressed envelope.

        Questions regarding these documents may be directed to Ms. Van der Veer via telephone at (303) 756-3030. YOU ARE URGED TO GIVE YOUR PROMPT AND IMMEDIATE ATTENTION TO THE COMPLETION AND RETURN OF THESE DOCUMENTS TO AVOID A DELAY IN THE CLOSING OF THE MERGER.

RECORD DATE

        The board of directors of Flagship has not set a record date for determining the Flagship stockholders entitled to consent to the corporate actions set forth in this information statement. Consequently, in accordance with Section 213 of the Delaware General Corporation Law (the "DGCL"), the date the board of directors approved the merger agreement, May 5, 2002, is deemed the record date. On the record date, there were 4,877,493 shares of common stock of Flagship issued and outstanding, and no shares of preferred stock of Flagship were issued and outstanding. Each share of common stock is entitled to one vote on all matters submitted to a vote of the Flagship stockholders.

REQUIRED VOTE

        Merger Proposal. Each of the boards of directors of Intuit, Merger Sub and Merger Sub II has approved the merger proposal. Intuit, as the sole stockholder of Merger Sub and Merger Sub II, has also approved the merger proposal. No approval of the stockholders of Intuit is required in connection with the merger proposal.

        Under the terms of the merger agreement, approval of the merger proposal requires the affirmative vote of the holders of at least 50% of the voting power represented by the outstanding shares of common stock of Flagship. Contemporaneously with the execution of the merger agreement and as a condition to the execution of the merger agreement by Intuit, Flagship stockholders holding approximately 71% of the outstanding shares of common stock executed voting agreements substantially in the form of Annex G attached to this information statement pursuant to which they have agreed to vote all of their shares of common stock in favor of the merger proposal. Such vote is sufficient under the merger agreement, the DGCL and Flagship's certificate of incorporation and bylaws to approve the merger proposal.

        Compensation Proposal. Payment of the amounts described in the compensation proposal is subject to ratification by persons who own more than 75% of the voting power represented by the outstanding shares of common stock of Flagship, excluding shares owned, directly or indirectly, by Messrs. Wylie, Turner, James and Faherty, or by persons related to such individuals. No payment subject to stockholder ratification will be made in the absence of stockholder ratification.

        It is a condition to Intuit's obligation to consummate the merger that Flagship not be obligated to make payments that could be treated as "parachute payments" under Section 280G of the Code. Absent the waivers agreed to by Messrs. Wylie, Turner, James and Faherty, Flagship would not satisfy that closing condition. Accordingly, in order to permit the closing condition to be satisfied and the merger to go forward, each of Messrs. Wylie, Turner, James and Faherty has agreed to waive his entitlement to his respective payment unless the payment is ratified by the Flagship stockholders. Approval of the compensation proposal would enable Flagship to satisfy the closing condition and also allow Messrs. Wylie, Turner, James and Faherty to receive their payments without being subject to the excise tax.

DISSENTERS' RIGHTS

        Flagship stockholders who do not consent to the proposed Merger and who otherwise fully comply with all of the provisions of Section 262 of the DGCL will be entitled to demand and receive payment in cash of an amount equal to the "fair value" of their shares of Flagship common stock if the proposed merger is consummated. A vote in favor of the merger will constitute a waiver of your appraisal rights under the DGCL. If any stockholder who demands payment for his or her shares under Section 262 of the DGCL fails to perfect appraisal rights in accordance with such section, or withdraws or otherwise loses the right to demand such appraisal rights, each share of Flagship common stock held by such stockholder will be converted into the right to receive the consideration otherwise payable to such stockholder under Article II of the merger agreement.

SUMMARY OF MERGER PROPOSAL

        In General. On May 5, 2002, the board of directors of Flagship and American Fundware approved the acquisition of Flagship by Intuit pursuant to the terms of the merger agreement, subject to stockholder approval. Under the merger agreement, the acquisition will be effected pursuant to a merger of Flagship with Merger Sub, a wholly owned subsidiary of Intuit, whereby upon consummation of the merger, Flagship will be the surviving corporation and a wholly owned subsidiary of Intuit. Immediately following the merger, Flagship will be merged into and with Merger Sub II, another wholly owned subsidiary of Intuit, pursuant to which Merger Sub II will be the surviving corporation. The merger is expected to close on or before May 31, 2002, assuming all conditions to closing set forth in the merger agreement are satisfied or waived as of such date (such time and date as of which the merger and the transactions contemplated by the merger agreement are consummated, the "closing date").

        Merger Consideration. The consideration issuable to the Flagship stockholders in connection with the merger will consist of $26,000,000 in cash and shares of Intuit common stock. The $26,000,000 will be reduced by (1) the amount by which the closing working capital (determined by subtracting the current liabilities of Flagship (other than the current portion of any long term debt or obligation) from the current assets of Flagship, in each case on the closing date) is less than $1,000,000; and (2) the aggregate amount of fees and expenses incurred in connection with the merger by Flagship, American Fundware and the significant stockholders that are not paid or accrued on the balance sheet of Flagship delivered at the closing. The $26,000,000 will be increased by
(A) the amount by which the closing working capital is greater than $1,000,000; and (B) the aggregate exercise price of all outstanding Flagship options that are vested immediately prior to the closing date. The resulting amount is referred to as the "merger consideration." Approximately 85% of the merger consideration will be payable in registered shares of Intuit stock on the closing date (the "stock consideration") and approximately 15% of the merger consideration will be payable in cash (the "cash consideration"). See "The Merger Proposal -- Merger Consideration."

        Conversion of Shares of Flagship Common Stock. Subject to the terms and conditions of the merger agreement, at the effective time, each share of Flagship common stock that is issued and outstanding immediately prior to the effective time and then held by a Flagship stockholder will be converted into and represent the right to receive:

        - an amount of cash (rounded to the nearest cent), without interest, equal to a fraction, the numerator of which is the cash consideration, and the denominator of which is the number of shares of Flagship common stock and vested Flagship options outstanding immediately prior to the closing date; and

        - a number of shares of Intuit common stock equal to a fraction (the "stock exchange ratio"), the numerator of which is the result of dividing the stock consideration by the number of shares of Flagship common stock and vested Flagship options outstanding immediately prior to the closing date and the denominator of which is the average of the closing price per share of Intuit common stock as quoted on the Nasdaq National Market for the five consecutive trading days ending on and including the last trading day immediately prior to the closing date.

        Assuming (1) the closing working capital is $1,000,000; (2) the aggregate amount of transaction expenses of Flagship, American Fundware and the significant stockholders that are not paid or accrued on the closing balance sheet is $0; (3) the aggregate exercise price of all outstanding Flagship options that are vested immediately prior to the closing date is $711,000; (4) there are 4,877,493 shares of Flagship common stock outstanding; (5) there are 955,792 Flagship options outstanding that are vested immediately prior to the closing date; and (6) the Intuit average share price is $41.392 (which is the average of the closing sale price per share of Intuit common stock on the Nasdaq National Market over the five-trading day period ending on and including May 15,
2002), then at the effective time each share of Flagship common stock will be automatically converted into the right to receive $0.6685770 in cash and
0.0944745 of a share of Intuit common stock. NOTE THAT THE FOREGOING COMPUTATION IS BASED SOLELY ON THE ASSUMPTIONS SET FORTH ABOVE INCLUDING A HYPOTHETICAL WORKING CAPITAL AMOUNT; THE ACTUAL

NUMBERS TO BE USED IN COMPUTING THE ACTUAL CASH AND STOCK CONSIDERATION PER SHARE WILL NOT BE DETERMINABLE UNTIL THE CLOSING OF THE MERGER AND MAY VARY MATERIALLY FROM THOSE SET FORTH HEREIN.

        Treatment of Outstanding Flagship Options. All vested and unvested Flagship options issued and outstanding as of the closing date will be assumed by Intuit in exchange for Intuit options. The number of shares of Intuit stock into which each Flagship option will be exercisable and the exercise price of each Flagship option so assumed will be adjusted so that the economic value of the Flagship options will be preserved. See "The Merger Proposal -- Treatment of Flagship Options."

        Escrow of Cash Consideration. The cash consideration payable to the Flagship stockholders will be placed into escrow for a period of eighteen months following the closing pursuant to the terms of the escrow agreement attached to this information statement as Annex H to secure the indemnification obligations of the Flagship stockholders as set forth in the merger agreement. See "The Merger Proposal -- Escrow of Merger Consideration; Indemnification by the Flagship Stockholders."

        Interests of Certain Persons. Certain directors and officers of Flagship have interests in the merger and the transactions contemplated thereby that are other than those interests shared by all stockholders of Flagship. See "The Merger Proposal -- Interests of Certain Persons in the Merger."

        Tax Treatment. The Merger is intended to qualify as a "reorganization" for United States federal tax purposes. It is a condition to Flagship's obligation to consummate the merger that Flagship have received an opinion of its special tax counsel that the merger will qualify as a "reorganization" for United States federal income tax purposes. Assuming the merger qualifies as a "reorganization," in general a Flagship stockholder who does not dissent from the merger will not be taxed with respect to the receipt of Intuit common stock, but may be taxed upon the cash received in the merger. See "Material Federal Income Tax Consequences."

RECOMMENDATION OF FLAGSHIP'S BOARD OF DIRECTORS

        The board of directors of Flagship, after careful consideration and review, has approved the merger proposal and has determined that such proposal is in the best interest of Flagship and its stockholders. SUCH DIRECTOR RECOMMENDS THAT THE FLAGSHIP STOCKHOLDERS APPROVE THE MERGER PROPOSAL

        The sole director of Flagship that does not have an interest in the compensation proposal, Mr. Potts, after careful consideration and review, has approved the merger proposal and has determined that such proposal is in the best interest of Flagship and its stockholders. SUCH DIRECTOR RECOMMENDS THAT THE FLAGSHIP STOCKHOLDERS APPROVE THE MERGER PROPOSAL.

THE COMPANIES

        Intuit. Intuit is the leading provider of small business, tax preparation and personal finance software products and Web-based services that simplify complex financial tasks for consumers, small businesses and accounting professionals. Intuit's principal products and services include Quicken(R), QuickBooks(R), Quicken TurboTax(R), ProSeries(R), Lacerte(R) and Quicken Loans(TM).

        Flagship. Flagship's sole operating subsidiary is American Fundware, a leading provider of accounting software solutions for public sector organizations in North America. Founded in 1976, American Fundware has twenty five years of experience in helping mission-based organizations manage highly specialized accounting requirements. Today, American Fundware offers the FundWare(TM) family of software products, including a suite of over twenty software modules, designed for the specific needs of public sector organizations.

                       SELECTED FINANCIAL DATA OF FLAGSHIP

        The following selected historical financial data of Flagship for the fiscal years ended June 30, 2001, 2000, and 1999 has been derived from its historical financial statements. The unaudited historical financial data for the nine months ended March 31, 2002 has been prepared on the same basis as the historical information in the audited financial data. Operating results for the nine months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2002 or any future period.

                                                               (AUDITED)                           (UNAUDITED)
                                                          YEAR ENDED JUNE 30,                      NINE MONTHS
                                              -----------------------------------------------         ENDED
                                               1999               2000              2001          MARCH 31, 2002
                                              -----------       -----------       -----------     --------------
Revenues:
  Support, update and training .........      $ 6,850,115       $ 7,002,208       $ 7,410,627      $ 6,142,866
  Software products ....................        3,100,215         2,555,371         2,647,087        2,205,944
  Other income .........................          142,870           146,861            60,614           56,720
                                              -----------       -----------       -----------      -----------
Total revenues .........................       10,093,200         9,704,440        10,118,328        8,405,530
                                              -----------       -----------       -----------      -----------

Costs and expenses:
  Selling, general and administrative ..        4,834,586         4,267,035         3,502,056        3,007,918
  Settlement expense ...................               --         3,381,449                --               --
  Support, update and training .........        6,954,112         7,180,518         4,489,877        3,298,658
  Depreciation and amortization ........          260,313           436,518           529,122          406,033
  Interest, net ........................          131,378           430,990           510,444          355,778
  Legal expenses .......................           26,138            41,126            14,397           15,447
                                              -----------       -----------       -----------      -----------
Total costs and expenses ...............       12,206,527        15,737,776         9,045,896        7,083,834
                                              -----------       -----------       -----------      -----------

Income (loss) before taxes on income ...       (2,113,327)       (6,033,336)        1,072,432        1,321,696

Taxes (benefit) on income ..............               --          (127,794)           16,000           19,000
                                              -----------       -----------       -----------      -----------

Net income (loss) ......................      $(2,113,327)      $(5,905,542)      $ 1,056,432      $ 1,302,696
                                              ===========       ===========       ===========      ===========

                                                           JUNE 30,                     MARCH 31,
                                                 -------------------------------       ------------
CONSOLIDATED BALANCE SHEET DATA:                    2000                2001                2002
                                                 ------------       ------------       ------------
Cash and cash equivalents .................      $    462,449       $    387,198       $    244,804
Total assets ..............................         4,326,778          5,005,127          4,580,365
Long-term debt, less current maturities ...         5,260,684          4,742,914          4,455,617
Accumulated deficit .......................       (11,819,755)       (10,763,323)        (9,385,767)
Total stockholders' equity ................        (9,182,574)        (8,053,272)        (6,659,717)

                        SELECTED FINANCIAL DATA OF INTUIT

        The following selected historical financial data of Intuit for the fiscal years ended July 31, 2001, 2000, and 1999 has been derived from its historical financial statements and should be read in conjunction with those financial statements and related notes, which are incorporated by reference into this information statement. The unaudited historical financial data for the six months ended January 31, 2002 has been prepared on the same basis as the historical information in the audited financial data. Operating results for the six months ended January 31, 2002 are not necessarily indicative of the results that may be expected for the entire year ending July 31, 2002 or any future period.



                                                                                            SIX MONTHS ENDED
                                                     FISCAL                                    JANUARY 31,
                                  ----------------------------------------------       ----------------------------
(In thousands)                       1999             2000              2001              2001             2002
                                  -----------      -----------       -----------       -----------      -----------
CONSOLIDATED STATEMENT                                                                 (Unaudited)
OF OPERATIONS
Net revenue:
 Products ..................      $   738,431      $   803,759       $   883,512       $   492,075      $   537,410
 Services ..................          156,379          198,655           304,910           111,993          183,417
 Other .....................           45,625           91,411            73,039            41,014           35,184
                                  -----------      -----------       -----------       -----------      -----------
    Total net revenue ......          940,435        1,093,825         1,261,461           645,082          756,011
                                  -----------      -----------       -----------       -----------      -----------
Costs and expenses:
 Cost of revenue:
 Cost of products sold .....          143,675          158,755           143,289            89,410          106,244
 Cost of services ..........           49,104           92,969           142,799            68,698           74,273
 Cost of other revenue .....           24,684           30,661            25,952            12,605           12,899
Customer service and
 technical support .........          135,172          139,550           149,353            78,530           92,092
Selling and marketing ......          222,450          264,367           270,216           146,667          166,826
Research and development ...          143,437          169,083           207,085           102,477          103,203
                                  -----------      -----------       -----------       -----------      -----------
    Total costs and
    expenses ...............          905,869        1,110,688         1,305,001           641,682          755,316
                                  -----------      -----------       -----------       -----------      -----------
Net income (loss) from
  operations ...............      $    34,556      $   (16,863)      $   (43,540)      $     3,400      $       695
                                  ===========      ===========       ===========       ===========      ===========

                                                      JULY 31,                 JANUARY 31,
                                             ----------------------------      -----------
CONSOLIDATED BALANCE SHEET DATA:                2000             2001             2002
                                             -----------      -----------      -----------
                                                                               (UNAUDITED)
Cash and cash equivalents .............      $   416,953      $   450,104      $   488,555
Short-term investments ................        1,050,220        1,119,305        1,004,829
Marketable securities, at fair value ..          225,878           85,307           42,729
Total assets ..........................        2,824,968        2,961,736        3,150,878
Long-term obligations .................              538           12,413           12,249
Retained earnings .....................          520,666          437,873          465,314
Total stockholders' equity ............        2,071,289        2,161,326        2,213,095

                      MARKET PRICE AND DIVIDEND INFORMATION

        There is no established public trading market for Flagship common stock. Intuit common stock is traded on the Nasdaq National Market under the symbol "INTU." Intuit's fiscal year ends on July 31. The high and low sale prices by quarter for Intuit common stock for each fiscal quarter for the periods indicated are as set forth below.

                                                              HIGH            LOW
                                                              ----            ---
        YEAR ENDING JULY 31, 2002
            Fourth Quarter (through May 15, 2002)          $  44.90        $  36.85
            Third Quarter                                     41.81           34.52
            Second Quarter                                    47.05           39.25
            First Quarter                                     43.73           28.54

        YEAR ENDING JULY 31, 2001
            Fourth Quarter                                 $  40.75        $  29.85
            Third Quarter                                     47.38           22.63
            Second Quarter                                    69.31           31.06
            First Quarter                                     61.88           34.25

        YEAR ENDING JULY 31, 2000
            Fourth Quarter                                 $  46.19        $  25.75
            Third Quarter                                     72.75           30.00
            Second Quarter                                    90.00           27.69
            First Quarter                                     35.75           22.50

        The closing sale price per share of Intuit common stock on the Nasdaq National Market on May 15, 2002 was $43.49.

        Intuit has never declared or paid any cash dividends on its common stock. However, Intuit's financial statements reflect dividends previously paid by Rock Financial Corporation and Title Source Inc. because Intuit accounted for those acquisitions as a pooling of interests. Intuit currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

        Flagship has never paid cash dividends to its stockholders.

                       COMPARATIVE PER SHARE MARKET PRICES

        The following table has been included to help you in your analysis of the proposed merger. The following table sets forth the closing prices per share of Intuit common stock on the Nasdaq National Market on May 7, 2002, which was the last trading day before the announcement of the proposed merger, and on May 15, 2002, the last practicable date preceding the mailing of this information statement. Also set forth is the equivalent per share price for Flagship common stock, based on the following assumptions:

        -      the closing working capital is $1,000,000;

        - the aggregate amount of transaction expenses of Flagship, American Fundware and the significant stockholders that are not paid or accrued on the closing balance sheet is $0;

        - the aggregate exercise price of all outstanding Flagship options that are vested immediately prior to the closing date is $711,000;

        - there are 4,877,493 shares of Flagship common stock outstanding immediately prior to the closing date;

        - there are 955,792 Flagship options outstanding that are vested immediately prior to the closing date; and

        - based on the foregoing assumptions, the merger consideration would equal $26,711,000, and each share of Flagship common stock will be automatically converted into the right to receive $0.6685770 in cash and a fraction of a share of Intuit common stock determined by the stock exchange ratio, which will vary as illustrated in the following table:


                                   5-DAY INTUIT     HYPOTHETICAL      EQUIVALENT
                     INTUIT       AVERAGE PRICE        STOCK         FLAGSHIP PER
                  COMMON STOCK      PER SHARE      EXCHANGE RATIO    SHARE PRICE
                  -----------      -----------      -----------      -----------
May 7, 2002       $     37.15      $     37.79         .1034795      $      4.58

May 15, 2002      $     43.49      $     41.39         .0944745      $      4.58

        PLEASE REMEMBER, HOWEVER, THAT INTUIT'S STOCK PRICE CAN FLUCTUATE SIGNIFICANTLY AND THERE CAN BE NO ASSURANCES AS TO WHAT THE STOCK PRICES WILL BE AT OR AFTER THE EFFECTIVE TIME OF THE MERGER AND THAT THE TOTAL CASH CONSIDERATION AND THE PER SHARE CASH CONSIDERATION TO BE RECEIVED BY THE FLAGSHIP STOCKHOLDERS IF THE MERGER IS COMPLETED DEPENDS ON A NUMBER OF VARIABLES.

        Because the market price of Intuit common stock is subject to fluctuation, the market value of the shares of Intuit common stock that the holders of shares of Flagship common stock will receive in the merger may increase or decrease prior to the merger. You should obtain current market quotations for Intuit common stock before making any decision with respect to the merger. The current market information for shares of Intuit can be obtained on the World Wide Web at http://www.nasdaq-amex.com.

                     CERTAIN FACTORS -- HIGH DEGREE OF RISK

        Except for historical information in this information statement, this information statement contains forward-looking statements that involve risks and uncertainties. Intuit's actual results may differ materially from historical results or any future results anticipated by this information statement. Factors that cause or contribute to such differences include, but are not limited to, those discussed below. If any of the following risks actually occurs, the business and prospects of Intuit may be seriously harmed. In that case, the trading price of Intuit common stock would likely decline and holders of Intuit stock may lose all or part of their investment. You should consider carefully the following factors, in addition to the other information provided elsewhere in this information statement or incorporated by reference in this information statement, in evaluating whether to vote for the merger proposal or whether to exercise dissenters' appraisal rights.

RISKS OF THE MERGER

The market price of Intuit common stock can be volatile.

        If the merger is consummated, Intuit will issue shares of its common stock to the Flagship stockholders. The total value of these shares will fluctuate with the market price of Intuit common stock. The stock market, in general, and the securities of technology companies (including Intuit) in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Intuit common stock. In addition, a portion of Intuit's business involves the provision of Internet-based products and services through Intuit's Quicken.com website. The market value of securities of many Internet-related companies has fallen substantially since the first quarter of calendar 2000 and it is possible that this market trend could adversely affect the market value of Intuit stock in the future. The market price of Intuit common stock, upon and after the consummation of the merger, could be lower than the current market price of such stock on the date of the execution of the merger agreement. Flagship stockholders should obtain recent market quotations of Intuit common stock before they vote on the merger proposal.

There can be no assurance that the merger will qualify as a tax-deferred reorganization.

        The parties intend for the merger to qualify as a tax-deferred "reorganization" described in Section 368 of the Internal Revenue Code of 1986, as amended. However, no ruling as to the status of the merger as a "reorganization" will be sought from the Internal Revenue Service. There can be no assurance that the merger will qualify as a "reorganization" or that the Internal Revenue Service will not challenge such status. If the merger does not qualify as a "reorganization" under the Code, you generally will recognize taxable gain or loss as a result of the merger. The amount and timing of such gain or loss recognition is not clear under current law because of the cash consideration held in the escrow account. Each Flagship stockholder should consult such stockholder's own personal tax advisor with respect to the federal and state tax consequences of the merger.

Flagship's officers have conflicts of interest arising with respect to the merger that may influence them to support or approve the merger proposal.

        Certain officers of Flagship will enter into employment agreements with Intuit as part of the merger and will have the vesting on certain unvested stock options accelerated. See "The Merger Proposal -- Interests of Certain Persons in the Merger." These employment agreements and/or accelerated option vesting may provide such persons with interests in the merger that are different from, or in addition to, your interests in these transactions. The interests of these officers include the potential grant by Intuit to them of Intuit stock options and the potential right to receive cash bonuses from Intuit after the closing of the merger as part of their employment compensation. These interests could make these officers more likely to vote to approve the merger proposal than if they did not hold these interests. Flagship stockholders should consider whether these interests may have influenced these officers to support or recommend the merger proposal.

The cash issuable in connection with the merger is subject to future forfeiture in order to satisfy the indemnification obligations of the Flagship stockholders to Intuit under the merger agreement.

        Under Article VIII of the merger agreement, the Flagship stockholders have obligations to indemnify Intuit for certain liabilities or damages relating to Flagship (such as breaches of representations and warranties of Flagship and the significant stockholders under the merger agreement). To provide Intuit with security for the performance of these indemnification obligations, the merger agreement provides that Intuit will withhold all of the cash issuable to the Flagship stockholders in connection with the merger (the "escrow cash"). If some or all of the escrow cash is forfeited in satisfaction of a claim made against the Flagship stockholders under these indemnification obligations, the Flagship stockholders will not receive all of the escrow cash. See "The Merger Proposal -- Escrow of Merger Consideration; Indemnification by the Flagship Stockholders."

If the merger is consummated and you receive shares of Intuit common stock, your rights as a stockholder of Intuit will be different under Intuit's bylaws and certificate of incorporation than your rights as a Flagship stockholder.

        There are differences in the charter documents of Intuit and Flagship. As a result, the Flagship stockholders will have different rights as Intuit stockholders after the merger than they had as Flagship stockholders. In addition, the Flagship stockholders as a group will own a relatively small minority of the outstanding shares of Intuit common stock immediately after the merger.

The merger may adversely affect employment relationships with Flagship.

        Following the announcement of the merger, employees of Flagship may decide to terminate their employment with Flagship or may decide not to become employees of Intuit. Some of these employees may be very important to the development of Flagship's technology or to the continued success of Flagship.

Failure to complete the merger will subject Flagship to a number of material risks and obligations.

        In the event that the merger is not consummated, Flagship will be subject to a number of material risks and obligations, including, among others, the obligation to pay significant legal, accounting, financial, advisory and other fees and costs incurred in connection with the merger, all of which must be paid even if they are not completed.

RISKS RELATED TO INTUIT'S BUSINESS

COMPANY-WIDE RISK FACTORS

Intuit's revenue and earnings are highly seasonal, which causes significant quarterly fluctuations in its revenue and net income.

        Several of Intuit's businesses are highly seasonal -- particularly its tax business, but also small business and personal finance to a lesser extent. This causes significant quarterly fluctuations in Intuit's financial results. Revenue and operating results are usually strongest during the second and third fiscal quarters ending January 31 and April 30. Intuit experiences lower revenues, and often significant operating losses, in the first and fourth quarters ending October 31 and July 31.

Acquisition-related costs can cause significant fluctuations in Intuit's net income.

        Intuit's recent acquisitions have resulted in significant expenses, including amortization of purchased software (which is reflected in cost of revenue), as well as charges for in-process research and development and amortization of goodwill, purchased intangibles and deferred compensation (which are reflected in operating expenses). Total acquisition-related costs in the categories identified above were $100.7 million in fiscal 1999, $168.1 million in fiscal 2000, $263.4 million in fiscal 2001 (including charges of $78.7 million to write down the long-lived intangible assets related to three acquisitions), $69.3 million in the second quarter of fiscal 2002 and $112.1 million in the first six months of fiscal 2002. Additional acquisitions, and any additional impairment of the value of purchased assets, could have a significant negative impact on future operating results.

Gains and losses related to marketable securities and other investments can cause significant fluctuations in Intuit's net income.

        Intuit's investment activities have had a significant impact on its net income. Intuit recorded pre-tax net gains from marketable securities and other investments of $579.2 million in fiscal 1999 and $481.1 million in fiscal 2000 and pre-tax net losses of $98.1 million in fiscal 2001. Intuit recorded a pre-tax gain of $1.6 million in the second quarter of fiscal 2002 and a pre-tax loss of $10.6 million in the first six months of fiscal 2002. Any additional significant long-term declines in value of these securities could reduce Intuit's net income in future periods.

Recent changes to Financial Accounting Standards Board guidelines relating to accounting for goodwill could make Intuit's acquisition-related charges less predictable in any given reporting period.

        The FASB recently adopted a new standard for accounting for goodwill acquired in a business combination. It continues to require recognition of goodwill as an asset but does not permit amortization of goodwill as previously required. Under the new statement, goodwill is separately tested for impairment using a fair-value-based approach when an event occurs indicating the potential for impairment. The shift from an amortization approach to an impairment approach applies to all acquisitions completed after June 30, 2001. When Intuit adopts the new standard, which it expects will be in the first quarter of fiscal 2003, it will also apply to previously recorded goodwill and Intuit's goodwill amortization charges will cease as a result. However, it is possible that in the future, Intuit would incur less frequent, but larger, impairment charges related to the goodwill already recorded and to goodwill arising out of future acquisitions as it continues to expand its business.

A general decline in economic conditions could lead to reduced demand for Intuit's products and services.

        The recent downturn in general economic conditions has led to reduced demand for a variety of goods and services, including many technology products, and Intuit believes the economic decline was partially responsible for slower than expected growth in its Small Business Division since the beginning of fiscal 2001. If conditions continue to decline, or fail to improve, in geographic areas that are significant to Intuit, such as the United States, Canada and Japan, Intuit could see a significant decrease in the overall demand for its products and services that could harm its operating results.

If Intuit does not continue to successfully develop new products and services in a timely manner, its future financial results will suffer.

        Intuit believes that it is necessary to continually develop new products and services and to improve existing products and services to remain competitive in the markets Intuit serves. Failure to do so may give competitors opportunities to improve their competitive position at Intuit's expense and result in declines in Intuit's revenue and earnings. However, development and improvement of products and services is a complex process involving several risks. Hiring and retaining highly qualified technical employees is critical to the success of Intuit's development efforts, and Intuit faces intense competition for these employees. Launches of products and services can be delayed for a variety of reasons. New or improved products and services may also have "bugs" that hinder performance. Third party products Intuit incorporates in, or uses to build and support, its products and services, may also contain defects that impair performance. These problems can be expensive to fix and can also result in higher technical support costs and lost customers. New products or features are sometimes built on top of older architectures or infrastructures, which can take longer to get to market, make quality assurance and support more difficult, and lead to complexity in supporting future functionality.

If Intuit does not continue to successfully refine and update the business and operating models for its expanding range of products and services, including Internet-based and other emerging service businesses, and continue to improve the operational support for these businesses, the businesses will not achieve sustainable financial viability or broad customer acceptance.

        Intuit's business models for its expanding range of products and services, including Internet-based businesses and other emerging service businesses, rely on more complex and varied revenue streams than its traditional desktop software businesses. For these businesses to become and remain economically viable, Intuit must continually refine their business and operating models to reflect evolving economic circumstances. These businesses also depend on a different operational infrastructure than Intuit's desktop software businesses, and Intuit must continually develop, expand and modify its internal systems and procedures to support these businesses, including call center, customer management, order management, billing and other systems. In particular, Intuit's Web-based tax preparation and electronic filing services must effectively handle extremely heavy customer demand during the peak tax season. If Intuit is unable to meet customer expectations in a cost-effective manner, Intuit could lose customers, receive negative publicity, and incur increased operating costs, which could have a significant negative impact on the financial and market success of these businesses. Despite Intuit's efforts to maintain continuous and reliable operations at its data center, like all providers of Internet-based products and services, Intuit occasionally experiences unplanned outages or technical difficulties. Lengthy and/or frequent service outages -- particularly for services that customers consider time sensitive -- can result in negative publicity, damage to Intuit's reputation and loss of customers.

Despite Intuit's efforts to adequately staff and equip its customer service and technical support operations, Intuit cannot always respond promptly to customer requests for assistance.

        Intuit occasionally experiences customer service and support problems, including longer than expected "hold" times when its staffing is inadequate to handle higher than anticipated call volume, and a large number of inquiries from customers checking on the status of product orders when the timing of shipments fails to meet customer expectations. This can adversely affect customer relationships and Intuit's financial performance. In order to improve customer service and technical support, Intuit must continue to focus on eliminating underlying causes of service and support calls (through product improvements and better order fulfillment processes), and on more accurately anticipating demand for customer service and technical support.

Intuit faces risks relating to customer privacy and security and increasing regulation, which could hinder the growth of its businesses.

        Despite Intuit's efforts to address customer concerns about privacy and security, these issues still pose a significant risk, and Intuit has experienced lawsuits and negative publicity relating to privacy issues. For example, during fiscal 2000 and fiscal 2001, there were press articles criticizing Intuit's privacy and security practices as they relate to the connectivity of its desktop software to its Web sites. Intuit has faced lawsuits and negative press alleging that it improperly shared information about customers with third party "ad servers" for its Web sites. A major breach of customer privacy or security by Intuit, or even by another company, could have serious consequences for Intuit's businesses -- particularly its Internet businesses - including reduced customer interest and/or additional regulation by federal or state agencies. In addition, mandatory privacy and security standards and protocols have been developed by the federal government, and Intuit has incurred significant expenses to comply with these requirements. Additional similar federal and state laws may be passed in the future, and the cost of complying with additional legislation could have a negative impact on Intuit's operating results. If Internet use does not grow as a result of privacy or security concerns, increasing regulation or for other reasons, the growth of Intuit's Internet-based businesses would be hindered.

Intuit faces challenges in maintaining adequate access to retail distribution channels.

        Intuit faces ongoing challenges in negotiating financially favorable terms with retailers. Any termination or significant disruption of Intuit's relationship with any of its major distributors or retailers, or a significant unanticipated reduction in sales volume attributable to any of its principal resellers, could result in a significant decline in Intuit's net revenue. Also, any financial difficulties of Intuit's retailers or distributors could have an adverse effect on Intuit's operating expenses if uncollectable amounts from them exceed the bad debt reserves Intuit has established.

Intuit relies on two third-party vendors to handle all outsourced aspects of its primary retail desktop software product launches and to replenish product in the retail channel after the primary launch.

        To manufacture and distribute Intuit's primary retail products at the time of product launches and to replenish products in the retail channel after the primary launch, Intuit has an exclusive manufacturing relationship with Modus Media, and an exclusive distribution arrangement with Ingram Micro Logistics. While Intuit believes that relying on only two outsourcers for product launches and replenishment improves the efficiency and reliability of these activities, relying on any vendor for a significant aspect of Intuit's business can have severe negative consequences if the vendor fails to perform at acceptable service levels for any reason.

Actual product returns may exceed return reserves, particularly for Intuit's tax preparation software.

        Intuit ships more desktop products to its distributors and retailers than it expects them to sell, in order to reduce the risk that distributors or retailers will run out of products. This is particularly true for Intuit's tax products, which have a short selling season. Like most software companies, Intuit has a liberal product return policy and Intuit has historically accepted significant product returns. Intuit establishes reserves for product returns in its financial statements, based on estimated future returns of products. Intuit closely monitors levels of product sales and inventory in the retail channel in an effort to maintain reserves that are adequate to cover expected returns. In the past, returns have not generally exceeded these reserves. However, if Intuit does experience actual returns that significantly exceed reserves, it would result in lower revenue.

Intuit's recent acquisitions have resulted in business integration challenges.

        Intuit's recent acquisitions have expanded its product and service offerings, personnel and geographic locations. Integrating acquired businesses creates challenges for Intuit's operational, financial and management information systems, as well as for its product development processes. If Intuit is unable to adequately address these and other issues presented by growth through acquisitions, it may not fully realize the intended benefits (including financial benefits) of Intuit's acquisitions.

Intuit faces existing and potential government regulation in many of its businesses, which can increase its costs and hinder the growth of its businesses.

        Intuit's Internet-based products and services are available in many states and foreign countries. As a result, Intuit may be subject to regulation and/or taxation in many additional jurisdictions, which could substantially slow commercial use of the Internet and growth of Intuit's Internet-based businesses. Intuit offers several regulated products and services through separate subsidiary corporations. Establishing and maintaining regulated subsidiaries requires significant financial, legal and management resources. If the subsidiaries fail to comply with applicable regulations, they could face liability to customers and/or penalties and sanctions by government regulators.

Legal protection for Intuit's intellectual property is not always effective to prevent unauthorized use.

        Intuit relies on a combination of copyright, patent, trademark and trade secret laws, and employee and third-party nondisclosure and license agreements, to protect its software products and other proprietary technology. Current U.S. laws that prohibit copying give Intuit only limited practical protection from software "pirates," and the laws of many other countries provide very little protection. Policing unauthorized use of Intuit's products is difficult, expensive and time-consuming and anti-copy protections may decrease product ease of use and performance. Intuit expects that software piracy will be a persistent problem for its desktop software products. In addition, the Internet may tend to increase, and provide new methods for, illegal copying of the technology used in Intuit's desktop and Internet-based products and services.

Intuit does not own all of the software and other technologies used in its products and services.

        Intuit has the licenses from third parties that it believes are necessary for using technology that it does not own in its current products and services. From time to time it may be necessary to renegotiate with these third parties for inclusion of their technology in existing products, in new versions of Intuit's current products or in new products. Third party licenses may not be available on reasonable terms, or at all. Other parties occasionally claim that features or content of Intuit's products, or Intuit's use of trademarks, may infringe their proprietary rights. Past claims have not resulted in any significant litigation, settlement or licensing expenses, but future claims could. Third parties may assert infringement claims against Intuit in the future, and claims could result in costly litigation, require Intuit to redesign one or more of its products or services, require Intuit to obtain a license to intellectual property rights of third parties or perhaps to cease marketing affected products and services. Third party licenses may not be available on reasonable terms, or at all.

The stock market has experienced price volatility that has particularly affected technology companies.

        Market fluctuations have adversely affected Intuit's stock price in the past and may do so in the future. Some of the volatility has resulted from factors such as the seasonality and quarterly fluctuations in Intuit's revenue and operating results, announcements of technical innovations, acquisitions or strategic relationships by Intuit or its competitors, changes in earnings estimates by analysts and changes in market conditions in the computer hardware and software industries. However, volatility may also be unrelated to Intuit's operating performance or the business environment in which it operates.

Intuit's ability to conduct business could be impacted by a variety of factors such as electrical power interruptions, earthquakes, fires, terrorist activities and other similar events.

        Intuit's business operations depend on the efficient and uninterrupted operation of a large number of computer and communications hardware and software systems. These systems are vulnerable to damage or interruption from electrical power interruptions, telecommunication failures, earthquakes, fires, floods, terrorist activities and their aftermath, and other similar events. Other unpredictable events could also impact Intuit's ability to continue its business operations. For Intuit's Internet-based services, system failures of Intuit's internal server operations or those of various third-party service providers could result in interruption in Intuit's services to its customers. Any significant interruptions in Intuit's ability to conduct its business operations could reduce its revenue and operating income. Intuit's business interruption insurance may not adequately compensate it for the impact of interruptions to its business operations.

FACTORS RELATING TO COMPETITION

Intuit faces competitive pressures in all of its businesses, which can have a negative impact on its revenue, profitability and market position.

        There are formidable current and potential competitors in the private sector, and Intuit also faces potential competition from publicly-funded government entities seeking to enter private markets in the United States for consumer electronic financial services. Accordingly, Intuit expects competition to remain intense during fiscal 2002 and beyond. In all its businesses, Intuit faces continual risks that competitors will introduce better products and services, reduce prices, gain better access to distribution channels, increase advertising (including advertising targeted at Intuit customers), and release new products and services before Intuit does. Any of these competitive actions (particularly any prolonged price competition) could result in lower total net revenue and/or lower profitability for Intuit. They could also affect Intuit's ability to keep existing customers and acquire new customers, which is particularly important for Intuit's Internet-based products and services.

In the small business area, Intuit faces a wide range of competitive risks that could impact its financial results.

        Intuit's desktop and Web-based accounting software products and services face current competition from other desktop software, as well as other Web-based accounting products. Microsoft Great Plains recently announced that it will be launching a new accounting and payroll product for small businesses that is targeted at similar size customers as QuickBooks and QuickBooks for the Web. Other competitors and potential competitors have begun providing, or have expressed significant interest in providing, accounting and business management products and services to small businesses. For example, Microsoft's bCentral offers a variety of Web-enabled small business services. In online payroll, the competitive landscape is changing quickly and Intuit could lose some competitive advantage if other companies begin offering online payroll services that integrate with desktop and/or Web-based accounting software. Intuit's financial supplies business continues to experience pricing pressures from many of its competitors. While Intuit has been able to offset some of the impact of price competition by improving operational efficiencies and customer service, ongoing price pressures could result in lower revenue and profitability for Intuit's supplies business.

Intuit faces competitive pressures in all of its businesses, particularly its consumer tax preparation software business, which can have a negative impact on its revenue, profitability and market position.

        There are formidable current and potential competitors in the private sector. For example, Intuit's primary competitor in the consumer tax preparation market has offered its products during part of this tax year at a price of $0 after a rebate. Intuit also faces potential competition from publicly-funded government entities seeking to competitively enter private markets in the United States for consumer electronic financial services. If federal and/or state governmental agencies are ultimately successful in their efforts to provide tax preparation and filing services to consumers, it could have a significant negative impact on Intuit's financial results in future years. Intuit expects competition to remain intense during fiscal 2002 and beyond.

Intuit's personal finance products face aggressive competition that could limit future growth.

        Intuit's Quicken products compete directly with Microsoft Money, which is aggressively promoted and priced. Intuit expects competitive pressures for Quicken to continue, both from Microsoft Money, and from Web-based personal finance tracking and management tools that are becoming increasingly available at no cost to consumers. Intuit expects these pressures will result in reduced revenue and could result in lower profitability for Intuit's Quicken product line. There are many competitors for Intuit's Internet-based personal finance products and services. The number of competitors has increased in recent years as more companies expand their businesses onto the Internet. However, the general downturn in Internet and technology stocks since March 2000 has resulted in significant consolidation, with fewer, but more financially sound, competitors surviving. This could make it more difficult for Intuit to compete effectively.

Products and services offered to consumers by government agencies may increasingly overlap with products and services offered by Intuit and others in the private sector, and could have a significant negative impact on Intuit's future financial results.

        Government agencies are increasingly using public funds to offer commercial products and services to consumers that are duplicative of those provided by private sector companies, including Intuit. For example, some federal and state tax agencies have begun to expand their mission by offering individual taxpayers electronic tax preparation and filing services similar to those currently offered by Intuit and others at a low cost. In addition, a growing number of firms are providing Web-based tax filing services at no cost to lower income taxpayers through public service initiatives, such as Quicken Tax Freedom Project (a project of the Intuit Financial Freedom Foundation), offering additional competition. Although some governmental agencies have begun taking steps to reverse this trend by abandoning previous plans to provide electronic commerce products and services, future administrative, regulatory or legislative activity in this area could adversely impact Intuit and other companies that provide software and electronic financial services. Intuit is actively working with others in the private sector, as well as with federal and state government officials, to help clarify the appropriate role for government agencies in the electronic commerce marketplace.

SPECIFIC FACTORS AFFECTING INTUIT'S SMALL BUSINESS DIVISION

It is too early to provide any assurance that Intuit's "Right for My Business" strategy will generate substantial and sustained revenue growth in the small business accounting and business management segments.

        Sales to both existing customers and new customers of Intuit's QuickBooks software during fiscal 2001 and early in fiscal 2002 were lower than expected. Intuit cannot rely solely on this source of revenue to provide sustainable future growth for its Small Business Division. In September 2001, Intuit announced its "Right for My Business" strategy to better address the broader small business management opportunity beyond accounting for companies with fewer than 25 employees. However, it is too early to provide any assurance that this strategy will generate substantial and sustained revenue growth in the small business accounting and management segments.

It is unlikely that the revenue and profit growth rates experienced by Intuit's Payroll businesses during the past two years will be sustainable long-term, either on a year-over-year basis or on a sequential quarter basis.

        Intuit had strong revenue and profit growth during fiscal 2001, especially during the second half of that year, due to significant price increases, a shift toward a mix of higher-priced products and a large number of new payroll customers as a result of last year's tax law changes. In the first quarter of fiscal 2002, Intuit again increased prices. Intuit does not expect that future price increases will contribute as significantly to revenue growth as they have in recent past.

Intuit relies on one third-party vendor to handle all outsourced aspects of its financial supplies business.

        Intuit has an exclusive contract with John H. Harland Company to print and fulfill supplies orders for all of its checks and most other products for its financial supplies business. Harland fulfilled orders for about 75% to 80% of Intuit's supplies revenue in fiscal 2000 and 2001, and more than 80% of Intuit's supplies revenue for both the second quarter and the first six months of fiscal 2002. Intuit believes that relying on one supplies vendor improves customer service and maximizes operational efficiencies for its supplies business. However, if there are significant problems with Harland's performance, it could have a material negative impact on sales of supplies and on Intuit's business as a whole.

Intuit's employer services business faces a number of risks that could limit future growth.

        For Intuit's employer services, Intuit must be able to process employee data accurately, reliably and in a timely manner in order to attract and retain customers and avoid the costs associated with errors. For example, if Intuit makes errors in providing accurate and timely payroll information, cash deposits or tax return filings, Intuit faces potential liability to customers, additional expense to correct product errors and loss of customers. For its Internet-based offerings (including Intuit's Deluxe and online Basic payroll), Intuit must also continue to improve its operations to provide reliable connectivity to its data centers to enable customers to transmit and receive data. In order to expand the customer base for its Deluxe and Premier payroll services, Intuit must continue to focus on streamlining the service activation process for new customers. For employer services currently under development, Intuit faces a risk of potential delays in technology development. Intuit also faces the risk that it may not be able to successfully cross-sell employee administration products and services to the existing base of QuickBooks customers.

SPECIFIC FACTORS AFFECTING INTUIT'S TAX DIVISION

Significant problems or delays in the development of Intuit's tax products would result in lost revenue and customers.

        The development of tax preparation software presents a unique challenge because of the demanding annual development cycle required to incorporate unpredictable tax law changes each year. The rigid development timetable increases the risk of errors in the products and the risk of launch delays. Any major defects could lead to negative publicity, customer dissatisfaction and incremental operating expenses - including expenses resulting from Intuit's commitment to reimburse penalties and interest paid by consumer customers due solely to calculation errors in its products. A late product launch could cause

Intuit's current and prospective customers to choose a competitor's product for that year's tax season or to choose not to purchase tax preparation software. This would result in lost revenue in the current year and would make it more difficult for Intuit to sell its products to those customers in future tax seasons.

If Intuit fails to maintain reliable and responsive service levels for its electronic tax offerings, Intuit could lose revenue and customers.

        Intuit's online tax preparation and electronic tax filing services face significant challenges in maintaining high service levels, particularly during peak volume service times. For example, Intuit has experienced relatively brief unscheduled interruptions in its electronic filing/and or tax preparation services during fiscal 2000 and 2001, and during fiscal 2002 Intuit reached maximum capacity for a short period. Intuit does not believe any prior service outages or unavailability had a material financial impact, prevented customers from completing and filing their returns in a timely manner, or posed a risk that customer data would be lost or corrupted. However, Intuit did experience negative publicity in some instances. The exact level of demand for Quicken TurboTax for the Web and electronic filing is impossible to predict, and Intuit could experience adverse financial and public relations consequences if these services are unavailable for an extended period of time, or late in the tax season, due to technical difficulties or other reasons.


SPECIFIC FACTORS AFFECTING INTUIT'S PERSONAL FINANCE DIVISION

The long-term viability of Intuit's Quicken.com Web site will depend on its ability to provide products and services that attract customers and advertisers, develop alternative revenue sources, and ensure reliable operation of the site.

        Growth in customers and traffic is important for Intuit's Quicken.com site and its ability to generate advertising revenue, but traffic can vary significantly from month to month due to seasonal trends, site performance, performance of the major stock market indices, economic trends and other factors. Monthly Quicken.com page views have varied dramatically over the past two years, from approximately 150 million in September 1999, to a peak of over 300 million in March 2000, back down to about 140 million in July 2001. In addition, the demand for Internet advertising has declined significantly during the past 18 months. Intuit must identify and capitalize on additional sources of revenue to provide sustainable future growth. In addition, due to the constantly evolving business environment in which Intuit operates, and the changing priorities and economic circumstances of Intuit and its business allies, Intuit has been, and may continue to be, required to adapt some of its other third party relationships in ways that are less attractive to Intuit (financially or otherwise) and/or establish new relationships.

Intuit cannot provide any assurance that its alliance with Siebert Financial Corp. will lead to significantly increased revenue.

        In May 2002, Intuit announced an alliance with Siebert Financial Corp. to offer a full range of online and telephone-based brokerage services to its Quicken and Quicken.com customers. The services will be available later in calendar 2002. However, Intuit cannot give any assurances that this alliance will lead to significantly increased revenue.

SPECIFIC FACTORS AFFECTING INTUIT'S QUICKEN LOANS DIVISION


It is unlikely that the revenue and profit growth rates experienced by Intuit's Quicken Loans Division during the past two years will be sustainable long-term, either on a year-over-year basis or on a sequential quarter basis.

        Mortgage rate increases, the impact of the economic climate on the housing market, business operation risks and other factors could result in significantly lower revenue and profit growth for Intuit's mortgage business. Increases in mortgage interest rates and other interest rates adversely affected Intuit's mortgage business during fiscal 2000, contributing to a significant revenue decline from fiscal 1999 to fiscal 2000. Conversely, declines in mortgage interest rates during fiscal 2001 and the first half of fiscal 2002 had a positive impact on revenue. If mortgage rates rise again, this could negatively impact the volume of applications and closed loans, particularly Intuit's most mortgage-rate sensitive products such as conventional refinancing loans. Fluctuations in non-mortgage rates also create risks with respect to the loans on Intuit's balance sheet and impact Intuit's cost of funds to provide loans. In addition, Intuit's ability to successfully streamline the online application, approval, and closing process will have a significant impact on its ability to attract customers to its mortgage service, and on its ability to continue increasing the percentage of its mortgage revenue generated through the online channel compared to branch offices. Intuit must also maintain relationships with certain banks and other third parties who it relies on to provide access to capital, and later, purchase and service the loans. If Intuit is unable to maintain key relationships, or if the terms of key relationships change to be less favorable to Intuit, it could have a negative impact on Intuit's mortgage business and on Intuit's financial results.

SPECIFIC FACTORS AFFECTING INTUIT'S GLOBAL BUSINESS DIVISION

Business conditions in international markets, other risks inherent in global operations, and changes in Intuit's business model in Europe, may negatively impact Intuit's financial performance.

        Conducting business globally involves many risks, including potential volatility in the political and economic conditions of foreign countries; difficulties in managing operations in different locations (including hiring and retaining management personnel); a product development process that is often more time-consuming and costly than in the U.S. due in part to "localization" requirements; fluctuations in foreign currency exchange rates; and unanticipated changes in foreign regulatory requirements. For example, the economic situation in Japan had a negative impact on global revenue and profits during recent fiscal years. In addition, the shift in Intuit's business model in Germany has led to declining revenues for Intuit in the markets Intuit serves through a distribution arrangement.

                                     THE MERGER PROPOSAL

        Set forth below is a summary of the principal terms and conditions of the merger agreement, the merger and the material transactions contemplated thereby. The following summary does not purport to be complete and is qualified in its entirety by reference to the merger agreement and related agreements, copies of each of which are attached as annexes to this information statement.

GENERAL

        The board of directors of Flagship has considered and approved the merger proposal. Upon the consummation of the merger, Merger Sub will cease to exist, Flagship will continue as the surviving corporation and become a wholly owned subsidiary of Intuit. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the "effective time"), which is expected to occur promptly after the conditions to the closing of the merger have been satisfied, including the conditions described in "The Merger Agreement - Conditions to Closing." Flagship anticipates that the closing of the merger (the "closing") will occur on or about May 31, 2002.

INTUIT'S REASONS FOR THE MERGER

        Intuit's principal reasons for the merger under the merger agreement are
(1) to acquire Flagship's technology and the skills of Flagship's engineering workforce in order to expand the depth of Intuit's small business product line in new vertical markets and (2) to acquire products that will augment Intuit's recently announced strategy of developing products and services for somewhat larger businesses than Intuit's small business products have historically targeted and for businesses (such as the public sector business) that require more specialized solutions.

FLAGSHIP'S REASONS FOR THE MERGER

        At the January 28, 2002 meeting of the board of directors, the board determined that it would be prudent to consider a variety of strategic alternatives regarding Flagship and American Fundware, including a possible sale of Flagship. In early February 2002, the board of directors retained The Wallach Company, a division of McDonald Investments Inc. ("McDonald"), to act as Flagship's financial advisor and authorized McDonald to explore a possible business combination with Intuit as well as other financial and strategic alternatives for Flagship.

        In March 2002, Flagship commenced negotiations with Intuit regarding a potential business combination of the two companies. Flagship and Intuit had extensive negotiations regarding the valuation of Flagship and the merger consideration. In negotiating these issues, Flagship and Intuit considered such factors as the valuations of companies comparable to Flagship in recent acquisition transactions, the public market valuations of comparable companies, Flagship's projections of future revenues and earnings and the assumptions underlying such projections.

        McDonald and the executive management of Flagship reviewed in detail the principal terms and conditions of the merger with key members of the board of directors and principal stockholders prior to the execution of a non-binding letter of intent containing the principal terms and conditions of the merger. On April 3, 2002, the board of directors of Flagship held meetings in which the board discussed in detail the terms and conditions of the proposed Merger as set forth in the non-binding letter of intent and authorized the management of Flagship to enter into the non-binding letter of intent with Intuit. On April 8, 2002 the management of Flagship entered into a non-binding letter of intent with Intuit.

        Since April 8, 2002, Intuit has conducted extensive due diligence on Flagship. Following the execution of the letter of intent, Flagship and Intuit engaged in extensive negotiations of the definitive merger agreement and related agreements, including the scope of the representations and warranties and the escrow provisions. On May 1, 2002, Intuit's board of directors reviewed in detail the principal terms of the merger agreement and related agreements. Following extensive discussion, Intuit's board of directors determined that the merger was in the best interest of Intuit and its stockholders and authorized the execution and delivery of the merger agreement, and approved the merger.

        On May 5, 2002, the board of directors of Flagship met to consider approval of the principal terms and conditions of the merger as set forth in the definitive merger agreement. Following extensive discussions of the terms of the merger, the board of directors determined that the merger was in the best interest of Flagship and its stockholders and authorized the execution and delivery of the merger agreement, and, subject to the approval of the Flagship stockholders, approved the merger. The merger agreement was executed as of May 6, 2002.

        In approving the merger, the board considered, among other factors, (1) Flagship's prospects as a stand-alone company as well as the likelihood of more favorable offers from other potential acquirors, (2) Intuit's market capitalization and access to capital relative to Flagship's current and potential access to capital, (3) the historic liquidity of Intuit common stock and the future liquidity of the Intuit common stock to be issued in the merger, and (4) the current lack of liquidity of Flagship common stock. The board of directors did not assign relative weights to these factors or apply any formula to reach its subjective judgment, based upon such considerations, that the merger proposal is in the best interests of Flagship and the stockholders.

MERGER CONSIDERATION

        The consideration issuable to the Flagship stockholders in connection with the merger will consist of $26,000,000 in cash and shares of Intuit common stock. The $26,000,000 will be reduced by:

        - the amount by which the closing working capital is less than $1,000,000; and

        - the aggregate amount of fees and expenses incurred in connection with the merger by Flagship, American Fundware and the significant stockholders that are not paid or not accrued on the balance sheet of Flagship delivered at the closing, and the $26,000,000 will be increased by:

        - the amount by which the closing working capital is greater than $1,000,000; and

        - the aggregate exercise price of all outstanding Flagship options that are vested immediately prior to the closing date.

        Cash Consideration. The aggregate cash consideration payable to the Flagship stockholders will be equal to 15% multiplied by the difference between
(1) the merger consideration, less (2) the aggregate exercise price of all Flagship options that are vested immediately prior to the closing date. The cash consideration will be held in escrow as described below under "Escrow of Merger Consideration; Indemnification."

        Stock Consideration. The aggregate stock consideration issuable to the Flagship stockholders will be equal to the difference between the merger consideration and the cash consideration (or approximately 85% of the merger consideration) payable in registered and freely tradable shares of Intuit common stock on the closing date. The number of shares of Intuit common stock to be issued to the Flagship stockholders in payment of the stock consideration will be based on the average of the closing price per share of Intuit common stock as quoted on the Nasdaq National Market for the five consecutive trading days ending on and including the last trading day immediately prior to the closing date (the "Intuit average share price").

CONVERSION OF SHARES OF FLAGSHIP COMMON STOCK

        Subject to the terms and conditions of the merger agreement, at the effective time, each share of Flagship common stock that is issued and outstanding immediately prior to the effective time and then held by a Flagship stockholder will be converted into and represent the right to receive:

        - an amount of cash (rounded to the nearest cent), without interest, equal to a fraction, the numerator of which is the cash consideration, and the denominator of which is the number of shares of Flagship common stock and vested Flagship options outstanding immediately prior to the closing date; and

        - a number of shares of Intuit common stock equal to a fraction, the numerator of which is the result of dividing the stock consideration by the number of shares of Flagship common stock and vested Flagship options outstanding immediately prior to the closing date and the denominator of which is the Intuit average share price.

        Assuming (1) the closing working capital is $1,000,000; (2) the aggregate amount of transaction expenses of Flagship, American Fundware and the significant stockholders that are not paid or accrued or accrued on the closing balance sheet is $0; (3) the aggregate exercise price of all outstanding Flagship options that are vested immediately prior to the closing date is $711,000; (4) there are 4,877,493 shares of Flagship common stock outstanding;
(5) there are 955,792 Flagship options outstanding that are vested immediately prior to the closing date; and (6) the Intuit average share price is $41.392 (which is the average of the closing sale price per share of Intuit common stock on the Nasdaq National Market over the five-trading day period ending on and including May 15, 2002), then at the effective time each share of Flagship common stock will be automatically converted into the right to receive $0.6685770 in cash and 0.0944745 of a share of Intuit common stock. Note that the foregoing computation is based solely on the assumptions set forth above including a hypothetical working capital amount; the actual numbers to be used in computing the actual cash and stock consideration per share will not be determinable until the closing of the merger and may vary materially from those set forth herein.

FRACTIONAL SHARES

        No fractional shares of Intuit common stock (and no certificates therefor) will be issued in connection with the merger. In lieu of such fractional shares, any Flagship stockholder who would otherwise be entitled to receive a fraction of a share of Intuit common stock (after aggregating all fractional shares of Intuit common stock issuable to such Stockholder) will, on the latter to occur of the effective time or upon surrender of such Stockholder's certificate representing Flagship common stock, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Intuit average share price.

EXCHANGE OF STOCK CERTIFICATES

        Immediately after the closing, holders of certificates representing shares of Flagship common stock that were outstanding immediately prior to the closing will cease to have any rights as stockholders of Flagship. Flagship stockholders who have delivered their Flagship stock certificates as instructed in this information statement will receive cash (which will be deposited into the escrow account) and shares of Intuit common stock following the effective time without further action on the part of such stockholders.

        Flagship stockholders who have not delivered their Flagship stock certificates or a properly completed lost share certificate affidavit as instructed in this information statement will receive from Intuit, following the effective time, a letter of transmittal setting forth instructions for use in effecting the surrender of certificates representing shares of Flagship common stock held by such stockholder in exchange for cash (which will be deposited into the escrow account) and certificates representing shares of Intuit common stock. Following surrender of a certificate representing Flagship common stock for cancellation to Intuit, the holder of such certificate will receive in exchange therefore, a certificate or certificates representing the number of shares of Intuit common stock to which such holder is entitled along with a check representing the value of any fractional shares. Until surrendered to Intuit's exchange agent, from and after the effective time, outstanding Flagship stock certificates will be deemed to evidence (1) only the right to receive the applicable share of the stock consideration and the cash consideration into which such shares were converted pursuant to the merger agreement and (2) the right to receive any dividends or distributions payable under the merger agreement. Until each Flagship stockholder surrenders his or her Flagship stock certificate in exchange for Intuit common stock, that stockholder will not receive any dividends or other distributions declared or made by Intuit after the effective time of the merger. However, once that stockholder surrenders his or her Flagship stock certificate to the exchange agent, he or she will receive
(1) an Intuit stock certificate, and (2) cash, without interest, as payment for any dividends or other distributions previously made by Intuit after the effective time of the merger.

TREATMENT OF FLAGSHIP STOCK OPTIONS

        Each Flagship option outstanding immediately prior to the effective time will be substituted for an option to purchase shares of common stock of Intuit (the "Intuit options"). The total number of shares of Intuit common stock into which each Intuit option will be convertible will be equal to the number of shares of Flagship common stock subject to such option, multiplied by a fraction, the numerator of which is (1) the merger consideration divided by the number of shares of Flagship common stock and vested Flagship options outstanding immediately prior to the closing date, and (2) the denominator of which is the Intuit average share price. The per share exercise price of each Intuit option will equal the exercise price per share of Flagship common stock under each Flagship option divided by the same fraction. To the extent permitted by applicable law, the Intuit options will be subject to the same terms and conditions, including vesting, as the Flagship options for which they will be substituted.

ESCROW OF CASH CONSIDERATION; INDEMNIFICATION BY THE FLAGSHIP STOCKHOLDERS

        Indemnification and Escrow Agreement. Under the terms of the merger agreement, Intuit will withhold the cash consideration in the merger and will place the cash consideration into an escrow account, the terms of which will be governed by the escrow agreement attached to this information statement as Annex
H. Michael Potts and Scott Wylie will serve as representatives of the Flagship stockholders in connection with matters arising under the escrow agreement and the indemnification provisions of the merger agreement. The cash consideration in the escrow account will be invested in the Chase Money Markets and the earnings thereon will accrue to the benefit of the Flagship stockholders. All fees, costs and expenses incurred by the representatives in connection with matters arising under the escrow agreement or the indemnification provisions of the merger agreement will be borne by the Flagship stockholders up to a maximum of the cash consideration held in the escrow account. The costs of the escrow account, including the fees and expenses of the escrow agent, will be borne equally between

Intuit and the Flagship stockholders, with the share of such costs allocable to the Flagship stockholders payable out of any proceeds they would otherwise be entitled to receive from the escrow account.

        General Scope of Indemnity. The merger agreement provides that the Flagship stockholders will be liable to Intuit and its affiliates in the event Intuit or its affiliates suffers damages as the result of:

        - any inaccuracy, misrepresentation, breach of or default in a representation, warranty or covenant made by Flagship, American Fundware or the significant stockholders in the merger agreement, the disclosure schedules of Flagship to the merger agreement or any related agreement, or by the Flagship stockholders in the investment representation letters; and

        - any payments paid to dissenting Flagship stockholders, to the extent that such payments exceeds the merger consideration that such stockholders would have received under the merger agreement.

        All of the representations, warranties and covenants made by Flagship, American Fundware and the significant stockholders in connection with the merger survive the closing and expire on the eighteen months anniversary of the closing. In addition, the representations and warranties made by Flagship, American Fundware and the significant stockholders in the merger agreement (1) relating to intellectual property matters survive until the third anniversary of the closing, (2) relating to title, due authorization and capitalization survive until the fourth anniversary of the closing and (3) relating to fraud survive until the expiration of the applicable statute of limitations for making claims with respect to such matters.

        Limitations on Indemnity. The maximum indemnification obligation of the Flagship stockholders other than the significant stockholders to Intuit and its affiliates for indemnification claims under the merger agreement (other than in connection with fraud in connection with the merger agreement or a misrepresentation by a Flagship stockholder on their own investment representation letter) is limited to the cash consideration in the escrow account. The Flagship stockholders will not be obligated to indemnify Intuit or its affiliates for damages until the aggregate amount of such damages exceeds $50,000, at which time Intuit and its affiliates will be entitled to recover all damages actually suffered or incurred. With respect to claims related to representations and warranties that survive beyond the eighteen-month escrow release date, the significant stockholders will be liable to Intuit and its affiliates for breaches of those representations and warranties up to the aggregate amount of the total proceeds received from the merger by those significant stockholders.

        Release of Cash Escrow. On the eighteen-month anniversary of the closing, the cash consideration in the escrow account plus any earnings thereon and less the share of the escrow expenses allocated to the Flagship stockholders will be released from escrow and will be paid to the Flagship stockholders on a pro rata basis based on the shares of Flagship common stock owned by them as of the closing date. However, in the event Intuit or its affiliates have made a claim for indemnification, an amount equal to 100% of the amount of such claim will be withheld until final resolution of the claim for indemnification, at which time any amounts remaining after the resolution of the claim will be released from escrow.

INDEMNIFICATION BY INTUIT

        General Scope of Indemnity. The merger agreement provides that Intuit will be liable to the Flagship stockholders in the event the Flagship stockholders suffer damages as the result of any inaccuracy, misrepresentation, breach of or default in a representation, warranty or covenant made by Intuit, Merger Sub or Merger Sub II in the merger agreement. All of the representations, warranties and covenants made by Intuit, Merger Sub and Merger Sub II in connection with the merger survive the closing and expire on the eighteen months anniversary of the closing.

        Limitations on Indemnity. The maximum indemnification obligation of Intuit to the Flagship stockholders for indemnification claims under the merger agreement (other than in connection with fraud in connection with the merger agreement) is limited to the merger consideration multiplied by 0.38, except that such obligation is limited to the entire amount of the merger consideration for indemnification claims relating to the valid issuance of the shares of Intuit common stock in the merger pursuant to the registration statement. Intuit will not be obligated to indemnify the Flagship stockholders for damages until the aggregate amount of such damages exceeds $50,000, at which time the Flagship stockholders will be entitled to recover all damages actually suffered or incurred.

THE MERGER AGREEMENT

        In General. The merger agreement sets forth the terms and conditions of the merger, including those related to consideration and indemnity, summarized above, as well as the representations, warranties and covenants of the parties and other terms, summarized below. The merger is a complicated transaction and the Flagship stockholders are urged to read completely the merger agreement and related agreements included herewith as annexes to understand their respective rights, obligations and liabilities in connection with the merger.

        Representations and Warranties. In the merger agreement, Flagship, American Fundware and the significant stockholders have made a number of representations and warranties regarding Flagship, American Fundware and its business. Such representations and warranties include, among others, those related to (1) the organization and capital structure of Flagship and American Fundware, (2) the completeness and accuracy of Flagship's financial statements,
(3) product liability, (4) Flagship's intellectual property and other assets,
(5) taxes, (6) matters concerning employee benefit plans and ERISA and (7) the accuracy and completeness of our representations and warranties. Our representations and warranties are set forth in full in Article III to the merger agreement.

        Intuit has also made a number of representations and warranties to Flagship in connection with the merger. These include, among others, representations and warranties related to the completeness and accuracy of Intuit's filings with the Securities and Exchange Commission (the "SEC") and the effectiveness of the S-4 shelf registration statement pursuant to which the stock consideration will be issued to the Flagship stockholders (the "registration statement") in order for the stock consideration to be registered and freely tradable. Intuit's representations and warranties are set forth in full in Article IV to the merger agreement.

        In addition, each of the Flagship stockholders is required to make certain representations in the Investment regarding their own ownership of Flagship equity securities as well as their status as an "accredited" or "unaccredited" investor upon which Intuit will rely for an applicable securities law registration exemption in issuing the stock consideration in the merger. The Flagship stockholders' representations and warranties are set forth in full in the investment representation letters.

        Such representations and warranties are important because they serve as the basis for indemnification for any damages suffered by the parties as set forth under "Escrow of Merger Consideration; Indemnification," above.

        Pre-Closing Covenants. The merger agreement contains covenants pursuant to which the parties have agreed, among other things, that (1) Flagship or Intuit, as the case may be, will notify the other party of the occurrence or non-occurrence of events likely to cause such party's representations and warranties to be untrue or inaccurate in any material respect or any failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with under the merger agreement; (2) Flagship will conduct its business and maintain its business relationships in the ordinary course; (3) Flagship will take all reasonable actions necessary to obtain all consents and approvals required for consummation of the merger, including those required under its material contracts; (4) Flagship will not solicit, initiate, encourage or induce the making, submission or announcement of an alternative transaction; (5) Flagship will afford Intuit and its representatives reasonable access to all of its properties, books, contracts, commitments and records and other information concerning its business, properties and personnel as may be reasonably requested; and (6) Flagship and Intuit will use all reasonable efforts to comply promptly with all legal requirements which may be imposed with respect to the consummation of the merger and the other transactions contemplated by the merger agreement. The pre-closing covenants of Flagship, the significant stockholders and Intuit are set forth in Article V of the merger agreement.

        Conditions to Closing. Flagship's obligation to effect the merger is further subject to the fulfillment or waiver by us, at or prior to the effective time, of certain conditions, including (1) the accuracy in all material respects of the representations and warranties of Intuit, Merger Sub and Merger Sub II in the merger agreement; (2) the performance and compliance in all material respects of the covenants of Intuit; (3) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the merger; (4) the effectiveness of the registration statement; and (5) the receipt by Flagship of a tax opinion from its special tax counsel that the merger will qualify as a reorganization for U.S. federal income tax purposes. All closing conditions of Flagship are set forth in full in Section 7.1 to the merger agreement.

        The obligation of Intuit to effect the merger is further subject to the fulfillment or waiver by Intuit, on or prior to the effective time, of certain conditions, including (1) the accuracy in all material respects of the representations and warranties of Flagship, American Fundware and the significant stockholders in the merger agreement; (2) the performance and compliance in all material respects of the covenants of Flagship; (3) the absence of a material adverse change in Flagship; (4) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the merger; (5) the receipt by Flagship of sufficient investment representation letters from Flagship stockholders to satisfy Intuit as to the availability of an appropriate securities law exemption for the issuance of the stock consideration; (6) the absence of any arrangement to which Flagship or American Fundware is a party that would give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code; and (7) the approval of the merger agreement and the merger by holders of at least 50% of Flagship's outstanding shares of common stock. All closing conditions of Intuit are set forth in full in Section 7.2 to the merger agreement.

        Expenses. Intuit and Flagship will each bear their respective costs incurred in connection with the merger. The merger consideration will be reduced by the amount of such fees and expenses of Flagship, American Fundware and the significant stockholders that are not paid or accrued on the balance sheet of Flagship delivered at the closing. In addition, for any such amount that does not reduce the merger consideration and that is not paid or accrued, Intuit will be entitled to reduce the cash consideration payable out of the escrow account to the Flagship stockholders.

        Powers of the Representatives; Stockholder Indemnification Obligations to Representatives. Each of Michael Potts and Scott Wylie have been designed as representatives of the Flagship stockholders and as the attorneys-in-fact and agents for and on behalf of each Flagship stockholder with respect to claims for indemnification under the merger agreement and the taking of any and all actions and the making of any decisions required or permitted to be taken by the representatives under the merger agreement and the escrow agreement, including the exercise of the power to:

        - authorize the release or delivery to Intuit of the cash consideration in satisfaction of any indemnification claims;

        - agree to, negotiate, enter into settlements and compromises of, demand arbitration of and comply with orders of courts and awards of arbitrators with respect to, any indemnification claims; and

        - take all actions necessary in their judgment for the accomplishment of the foregoing.

        The representatives will have authority and power to act on behalf of each Flagship stockholder with respect to the disposition, settlement or other handling of all indemnification claims and other matters on behalf of the Flagship stockholders arising under the merger agreement and the escrow agreement. The Flagship stockholders will be bound by all actions taken and documents executed by the representatives in connection with these duties, and Intuit will be entitled to rely on any action or decision of the representatives. In performing their duties, the representatives will not be liable to any Flagship stockholder in the absence of intentional misconduct or fraud, and the Flagship stockholders are required to indemnify the representatives against any liabilities, costs, expenses or damages they incur in the absence of fraud or willful misconduct on their part. Any out-of-pocket costs and expenses reasonably incurred by the representatives in connection with the administration of their duties (including the hiring of legal counsel and the incurring of legal fees and costs) will be paid by the Flagship stockholders on a pro rata basis based on each Flagship stockholder's pro rata share of the cash consideration in escrow.

        Termination. The merger agreement will automatically terminate if the closing has not occurred on or before June 15, 2002.

RELATED AGREEMENTS

        Employment Offers. As a condition to the merger, each of the officers of American Fundware will enter into an employment offer with Intuit. See "Interests of Certain Persons in the Merger."

        Non-Competition Agreements. As a condition to the merger, each of the significant stockholders will enter into a non-competition agreement with Intuit to be effective at the effective time. The non-competition agreements generally provide that for a period of the earlier of (1) the first anniversary of the termination of such stockholder's employment with Intuit, and (2) the second anniversary of the effective time (the "non-competition period), such stockholders will not engage in certain defined competitive activities. In addition, the non-competition agreement provides that during the non-competition period, such stockholders will not induce any other employees of Flagship or of Intuit to perform work or services for any person or entity other than Flagship or Intuit and will not solicit customers of Flagship or Intuit.

        Voting Agreement. Flagship stockholders, who collectively hold approximately 71% of Flagship's outstanding common stock, have entered into a voting agreement. Each of the parties to the voting agreement has agreed to vote all shares of Flagship common stock held by such party in favor of the merger proposal and the other transactions contemplated by the merger agreement. The vote of such shareholders is sufficient under the DGCL, the merger agreement and Flagship's certificate of incorporation and bylaws to approve and adopt the merger proposal.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        Holders of Certain Flagship Stock Options. As discussed above, all outstanding Flagship options will be assumed on the closing date and converted into Intuit options. All unvested Flagship options held by the members of the board of directors of Flagship will automatically vest as of the closing date. As of May 17, 2002, the members of the board of directors held 308,750 unvested options that will vest in full as of the closing date. In addition, three officers of American Fundware, Brian Pawling, Lisa Van der Veer, and Diana Rudolph, hold 50,000, 15,000, and 15,000 Flagship options, respectively, that will automatically vest as of the closing date.

        Employment Offers. In connection with the merger, Intuit has required that each of the executive officers of American Fundware accept employment offers with Intuit as a condition of Closing. Each of these employment offers will be on terms no less favorable to such officers than their prior compensation arrangements with Flagship, and are in certain cases more favorable. The significant stockholders are also required to enter into Noncompetition Agreements with Intuit which prohibit them from competing directly or indirectly with Intuit for a period of two years following the closing, subject to certain agreed upon exceptions. No separate compensation other than the merger consideration is being provided to the significant stockholders in return for their execution of the Noncompetition Agreements.

        Special Bonus. Effective upon the closing, Mr. Wylie, the Chairman of the board of directors of Flagship, will be entitled to receive a special bonus in an aggregate amount of approximately $125,000 in consideration for services performed by him on behalf of Flagship in connection with the merger. The special bonus will be included in the Flagship Transaction Expenses.

        Stock Ownership. Flagship's directors and officers have an interest in the merger to the extent of their stock ownership (or the stock ownership of the entities they represent) in Flagship. Flagship's directors and officers beneficially own an aggregate of approximately 49% of its outstanding shares of common stock.

OTHER MATTERS RELATED TO THE MERGER

        Appraisal Rights. Flagship stockholders who do not consent to the merger and who fully comply with all of the provisions of Section 262 of the DGCL will be entitled to demand and receive payment in cash of an amount equal to the "fair value" of their shares of Flagship common stock if the merger is consummated. If any stockholder who demands payment for his or her shares under
Section 262 of the DGCL fails to perfect appraisal rights in accordance with such section, or withdraws or otherwise loses the right to demand such appraisal rights, each share of Flagship common stock held by such stockholder will be converted into the right to receive the consideration otherwise payable to such stockholder under Article II of the merger agreement. For a description of appraisal rights under the DGCL, see "Appraisal Rights of Dissenting Flagship Stockholders." A copy of Section 262 of the DGCL is attached as Annex I to this information statement. FLAGSHIP STOCKHOLDERS WHO ARE CONSIDERING DISSENTING AND EXERCISING APPRAISAL RIGHTS SHOULD CAREFULLY READ SECTION 262 OF THE DGCL AND CONSULT WITH THEIR LEGAL COUNSEL, AS FAILURE TO PROPERLY PERFECT SUCH APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

        Regulatory Matters. No federal or state regulatory requirements must be complied with nor are federal or state regulatory approvals required in connection with the merger, other than obtaining the required approval of the merger from the Flagship stockholders and compliance with the federal securities laws.

        Securities Law Considerations. The shares of common stock of Intuit to be issued to the Flagship stockholders in the merger will be issued pursuant to the registration statement. In connection with the distribution of this information statement, each Flagship stockholder will receive, and must complete and return, an investment representation letter in the form attached to this information statement as Annex D or Annex E. The definition of "accredited" under the Securities Act of 1933, as amended (the "Securities Act") is set forth in the investment representation letter attached to this information statement as Annex D. To the extent you do not meet the accredited standards set forth in Annex D, you will need to retain a "purchaser representative" within the meaning of the Securities Act to assist you in evaluating this information statement and the investment decision represented by the merger agreement and the transactions contemplated thereby. Peter Feer of McDonald has agreed to act as the purchaser representative for any Flagship stockholders who fail to meet the definition of an accredited investor under the Securities Act so that you may complete and return the investment representation letter for unaccredited Flagship stockholders attached to this information statement as Annex E. Notwithstanding the foregoing, neither Mr. Feer, McDonald nor any of their affiliates makes any representations or warranties to any Flagship stockholder regarding the merger and, if made, may not be relied upon by any Flagship stockholder. Mr. Feer and McDonald will not be liable to any Flagship stockholder in connection with his and their capacity as purchaser representative other than for intentional misconduct or fraud.

        Registration of Intuit Shares; Certain Restrictions on Resale. The shares of Intuit common stock to be issued in the merger will be registered under the Securities Act pursuant to the registration statement. These shares will be freely transferable by the Flagship stockholders to which they are issued under the Securities Act, except for shares of Intuit common stock issued to any Flagship stockholder who is an affiliate of Flagship. Persons who may be deemed to be affiliates generally include officers, directors, and greater than 10% stockholders. Affiliates may not sell their shares of Intuit common stock acquired in the merger except pursuant to an exemption under paragraph (d) of Rule 145 under the Securities Act.

        Rule 145(d)(1) permits such resales only:

        - if the issuer of the securities has been a public corporation for at least ninety days and meets the public information requirements of Rule 144(c) under the Securities Act;

        - the shares are sold in brokers' transactions or in transactions with a market maker; and

        - where the aggregate number of shares sold for an affiliate's account at any time together with all sales of restricted common stock of the issuer sold by or for an affiliate's account (and/or attributed to the affiliate by the provisions of Rule 144 under the Securities Act) during the preceding three-month period does not exceed the greater of: (1) 1% of the shares of the issuer's common stock outstanding as shown by the most recent report or statement published by the issuer; or (2) the average weekly volume of trading in the issuer's common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding the date of receipt of the order to execute the sale.

        Because Intuit currently meets the requirements set forth in the first bullet point above and the total number of Intuit shares issued to all of the Flagship stockholders will be less than the limitations set forth in the third bullet point above, Flagship currently anticipates that all Flagship affiliates should be able to immediately resell all of the Intuit shares they receive at closing without restriction pursuant to Rule 145(d)(1) provided that such shares are resold in brokers' transactions. All Flagship stockholders who may be deemed to be Flagship affiliates at Closing will be contacted by Flagship prior to Closing regarding the procedures they must observe to enable their Intuit shares to be immediately resold following the closing pursuant to Rule 145(d)(1).

        Registration of Intuit Shares Underlying Intuit Options. In addition to the foregoing registration rights, Intuit has agreed to register the Intuit shares issuable upon exercise of the Intuit options to be exchanged for the Flagship options at closing within two business days following the closing date, so that any shares acquired upon exercise of such options following the closing will be freely tradable.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following are certain United States federal income tax considerations of the merger generally applicable to Flagship stockholders. The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated under the Code, and existing administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the following discussion. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

        - stockholders who are neither citizens nor residents of the United States or that are foreign corporations, foreign partnerships or foreign estates or trusts;

        -      financial institutions;

        -      tax-exempt organizations;

        -      insurance companies;

        -      dealers in securities;

        - traders in securities that elect to use a mark-to-market method of accounting;

        - stockholders who acquired their shares of Flagship common stock pursuant to the exercise of options or similar derivative securities, through a tax-qualified retirement plan or otherwise as compensation; and

        - stockholders who hold their shares of Flagship common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

        This discussion assumes you hold your shares of Flagship common stock as capital assets within the meaning of Section 1221 of the Code. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger). ACCORDINGLY, FLAGSHIP STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

        Tax Opinion. It is intended that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. Flagship's obligation to complete the merger is conditioned on, among other things, Flagship's receipt of an opinion dated as of the closing date from Morrison & Foerster LLP, special tax counsel to Flagship, to the effect that the merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code, and that each of Intuit, Merger Sub II and Flagship will be a "party to a reorganization" within the meaning of Section 368(b) of the Code, with respect to the merger.

        The opinion of Morrison & Foerster LLP will be based on then-existing law, will assume the absence of changes in existing facts and will rely on customary assumptions and representations contained in certificates executed by officers of Flagship and Intuit, dated on or before the completion of the merger, which will not have been withdrawn or modified in any material respect as of the effective time of the merger. The opinion will neither bind the Internal Revenue Service (the "IRS") nor preclude the IRS from adopting a contrary position, and it is possible that the IRS may successfully assert a contrary position in litigation or other proceedings. Neither Flagship nor Intuit intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

        If the merger does not qualify as a "reorganization" under the Code, the merger will be treated as a sale or exchange of your Flagship stock for tax purposes. In such case, you will recognize either a gain or loss depending on your tax basis in your Flagship stock. The amount, character and timing of such gain or loss recognition is not clear under current law because of the cash consideration held in the escrow account. You should consult your own tax advisor regarding the tax consequences to you if the merger does not qualify as a "reorganization."

        General Consequences of a "Reorganization." Assuming the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code and you do not dissent from the merger, the tax consequences of the merger to you will be as follows:

- You will not recognize any gain solely as a result of your receipt of Intuit common stock in the merger.

- You will recognize gain, if any, with respect to your receipt of cash in the merger. In general, the amount of gain that you recognize will equal the lesser of (1) the gain that you realize in the merger and (2) the amount of cash you receive.

        - For this purpose, your realized gain is equal to the amount by which the aggregate consideration you receive in the merger exceeds your aggregate tax basis in the Flagship common stock you surrender.

        - The amount and timing of any gain that you recognize with respect to your receipt of cash in the merger could differ depending upon whether or not you report your share of the cash consideration held in the escrow account under the "installment method" of tax reporting. The availability and application of the installment method is not clear on the facts of the merger. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE POSSIBLE AVAILABILITY OF THE INSTALLMENT METHOD AND DETERMINING THE AMOUNT AND TIMING OF YOUR GAIN RECOGNITION.

        - In general, any gain you recognize pursuant to the merger will be treated as capital gain, and will be long-term capital gain if the holding period for your shares was greater than one year at the time of the consummation of the merger. However, certain exceptions may apply to treat all or a portion of any gain recognized upon the receipt of cash in the merger as ordinary income. The exceptions are discussed below at "Imputed Interest" and "Possibility of Dividend Treatment."

- Except with respect to cash received in lieu of fractional shares of Intuit common stock, you will not be permitted to recognize any loss as a result of the merger.

- You will be taxable upon your receipt of cash in lieu of fractional shares of Intuit common stock. See discussion below at "Cash in Lieu of Fractional Shares."

        Possibility of Dividend Treatment. If you receive cash in connection with the merger, it is possible that some or all of any gain you recognize will be treated as a dividend if your receipt of such cash has the effect of a dividend. If your receipt of cash has the effect of the distribution of a dividend, the amount of cash you receive in connection with the merger will be treated first, as a dividend to the extent of your allocable portion of accumulated earnings and profits, and thereafter as a capital gain. Any amount taxable as a dividend will be includable in your gross income as ordinary income in its entirety, without reduction for the tax basis of the shares deemed exchanged for cash, and no loss will be recognized. For purposes of determining whether the receipt of cash in connection with the merger has the effect of the distribution of a dividend, you should be treated for United States federal income tax purposes as if you exchanged all of your Flagship common stock solely for Intuit common stock and Intuit then immediately redeemed (the "Deemed Intuit Redemption") a portion of such Intuit common stock in exchange for the cash you actually received in connection with the merger. Generally, under that analysis, the receipt of cash in connection with the Deemed Intuit Redemption will not be treated as a dividend if such Deemed Intuit Redemption (i) results in a "complete termination" of your equity interest in Intuit, (ii) results in a "substantially disproportionate" redemption with respect to you or (iii) is "not essentially equivalent to a dividend" with respect to you. BECAUSE THE APPLICATION OF THE ABOVE-DESCRIBED TESTS, WHICH ARE CONTAINED IN SECTION 302 OF THE CODE, DEPENDS UPON EACH STOCKHOLDER'S PARTICULAR CIRCUMSTANCES, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE DEEMED INTUIT REDEMPTION.

        Holding Period. The holding period of a share of Intuit common stock you receive in the merger (including any fractional share interest) will include your holding period in the Flagship common stock surrendered in exchange therefore.

        Tax Basis. In general, the aggregate tax basis of the Intuit common stock you receive (including any fractional share interest) will be the same as the aggregate tax basis of the Flagship common stock exchanged therefore, increased by any gain you recognize and decreased by the amount of cash consideration you receive, other than cash received in lieu of fractional shares. However, it is possible that your tax basis may differ if you report the merger on the installment method for tax purposes. You should consult your tax advisor regarding the basis in your Intuit common stock if you report the merger on the installment method for tax purposes.

        Cash in Lieu of Fractional Shares. If you receive cash in the merger instead of a fractional share interest in Intuit common stock, you will be treated as having received the cash in redemption of the fractional share interest. Subject to the discussion above in "Possibility of Dividend Treatment," you will recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. Any capital gain or loss will be long-term capital gain or loss if you have held your shares of Flagship common stock for more than one year at the time the merger is completed.

        Dissenters. Subject to the discussion above in "Possibility of Dividend Treatment," if you dissent from the merger and receive cash payment for all of your shares of Flagship common stock, you generally will recognize capital gain or loss, which will be long-term capital gain or loss if you have held your shares of Flagship common stock for more than one year at the time of payment. The amount of such gain or loss will be equal to the difference between the cash you receive and your tax basis in the shares of Flagship common stock surrendered.

        Holders of Separate Blocks of Flagship Stock. Special rules apply to a stockholder who or that owns Flagship common stock that was acquired on different dates or otherwise comprises separate blocks for federal income tax purposes. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE SPECIAL RULES THAT MAY APPLY IN SUCH CIRCUMSTANCES.

        The Escrow Account. The proper tax reporting of the escrow account is not clear under existing law. Intuit has agreed to cooperate with any stockholder who intends to defer recognition of gain with respect to the escrow account under the installment method in Section 453(a) of the Code. Reporting the sale on the installment method could alter the usual rule for determining tax basis in the Intuit common stock and could give rise to imputed interest income (described further below) or otherwise alter the U.S. federal income tax consequences of the merger described above. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO YOU OF THE ESCROW ACCOUNT, INCLUDING THE TAX CONSEQUENCES OF SATISFACTION OF AN INDEMNIFICATION OR OTHER CLAIM WITH FUNDS FROM THE ESCROW ACCOUNT.

        Imputed Interest. Depending upon the manner in which you report the cash escrow consideration for tax purposes, a portion of any payments you receive out of the cash escrow consideration may be treated as imputed interest, and you must include that portion as taxable ordinary income in the year of receipt. You should consult your tax advisor regarding reporting the cash escrow consideration and the possibility of imputed interest.

        Earnings on the Cash Escrow. To the extent there are earnings on the cash escrow, the portion of any payments you are entitled to receive out of the cash escrow that is attributable to such earnings will be treated as ordinary income, and you must include that portion as taxable ordinary income in the year it is earned. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING REPORTING THE CASH ESCROW AND THE POSSIBILITY OF ESCROW EARNINGS.

        Additional Consequences of the Merger. Irrespective of the merger's status as a "reorganization," a stockholder will recognize income to the extent Intuit common stock received in the merger is treated as received in exchange for services or property other than solely Flagship common stock. All or a portion of any such income could be taxable as ordinary income. Gain also could be recognized to the extent that the Flagship common stock surrendered in the merger is not equal in value to the Intuit common stock and other property, including cash, you receive in exchange therefor.

        Backup Withholding. Unless you complete the Form W-9 attached to this information statement as Annex F or otherwise comply with certain reporting and/or certification procedures or are an exempt recipient under applicable provisions of the Code and Treasury regulations, you may be subject to a backup withholding tax (currently at a 30% rate) with respect to any cash payments you receive pursuant to the merger.

        THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE MERGER.

                            THE COMPENSATION PROPOSAL

        The stockholders of Flagship are being asked to ratify the payment of a special bonus to Mr. Wylie and accelerated vesting of stock options of Messrs. Wylie, Turner, James and Faherty (the "parachute payment"), in connection with the proposed merger. This ratification of the parachute payment is being solicited because such payment might otherwise result in adverse tax consequences to the individual and Flagship under the golden parachute provisions of Sections 280G and 4999 of the Code.

THE GOLDEN PARACHUTE RULES

        Section 280G of the Code provides that a corporation will not be allowed a deduction for compensation paid to certain officers, shareholders and highly-compensated individuals ("disqualified persons") if such compensation constitutes an "excess parachute payment." Section 4999 of the Code imposes on the disqualified person a non-deductible 20% excise tax on receipt of an excess parachute payment.

        In general, the Code defines a "parachute payment" as any payments in the nature of compensation to (or for the benefit of) a disqualified individual if (1) such payments are contingent on a change in the ownership or effective control of the corporation and (2) the present value of the payments which are contingent on such change equals or exceeds an amount equal to three times the "base amount" of such individual. An individual's "base amount" generally is the individual's average annual compensation payable by the corporation for the five taxable years ending before the date on which the change in ownership or control of the corporation occurs.

        Amounts treated as "parachute payments" do not include the portion of any payment which the taxpayer establishes by clear and convincing evidence is reasonable compensation for personal services to be rendered on or after the date of the change in control. In addition, the amount treated as an "excess parachute payment" (generally, all amounts in excess of the individual's base amount) is reduced by the portion of the payment which the taxpayer establishes by clear and convincing evidence is reasonable compensation for personal services rendered before the change in control. In general, all payments by a corporation in cash or property are included in compensation for purposes of determining whether the disqualified individual has received a parachute payment, except payments from a qualified retirement plan.

        Although the so-called "golden parachute" provisions of the Code were generally enacted to limit deductible payments to disqualified persons in connection with the acquisition of publicly-traded corporations, the rules generally apply to a corporation that has more than 75 shareholders or has a shareholder that is not a natural person, an estate or certain limited types of trusts. However, in the case of corporations the stock of which is not readily tradable (on an established securities market or otherwise) immediately before the change in control, the provisions will not apply to a payment to a disqualified individual if (1) the payment is approved by a vote of persons who own, immediately prior to the change in control, more than 75% of the voting power of all outstanding stock of the corporation (excluding stock owned by the disqualified individual), (2) there was adequate disclosure to stockholders of all material facts concerning all payments which (but for the vote) would be parachute payments with respect to the disqualified individual, and (3) as provided in Proposed Regulations (as defined below), payment of the amount subject to shareholder vote will not be made in the absence of shareholder ratification.

        The proposed acquisition of Flagship by Intuit through the merger will constitute a "change in control" of Flagship for purposes of the golden parachute provisions of the Code. In connection with the merger, pursuant to pre-existing agreements with Flagship, Mr. Wylie will become entitled to the payment of a special bonus and Messrs. Wylie, Turner, James and Faherty will become entitled to accelerated vesting of stock options of Flagship. The Code provisions defining "parachute payments" and "base amount" are complex, and no final regulations have been issued by the Treasury Department providing guidance, although proposed regulations were issued in 1989 and again, with modifications, on February 19, 2002 (the "Proposed Regulations"). Accordingly, it is not certain if the payment described herein would, in fact, constitute a "parachute payment." However, under the Code, the payments or benefit described below is presumed by the Code to be contingent on the change in control of Flagship and potentially is a "parachute payment." In order to permit Flagship to provide this benefit without loss of tax deduction and without the imposition of the penalty excise tax on Messrs. Wylie, Turner, James and Faherty, the board of directors of Flagship hereby submits this payment to the stockholders for advance approval, as permitted by the Code.

MR. WYLIE HAS EXECUTED A WAIVER AGREEMENT WAIVING THE RIGHT TO THE SPECIAL BONUS, AND EACH OF MESSRS. WYLIE, TURNER, JAMES AND FAHERTY HAS EXECUTED A WAIVER AGREEMENT WAIVING THE RIGHT TO THE ACCELERATED VESTING OF HIS STOCK OPTIONS, SUBJECT TO STOCKHOLDER APPROVAL AS DESCRIBED HEREIN. THUS, UNLESS THIS BENEFIT IS RATIFIED BY THE STOCKHOLDERS PURSUANT TO THE COMPENSATION PROPOSAL AS DESCRIBED HEREIN, MESSRS. WYLIE, TURNER, JAMES AND FAHERTY WILL NOT RECEIVE THIS BENEFIT. IN ADDITION, IT IS A CONDITION TO INTUIT'S OBLIGATION TO CONSUMMATE THE MERGER THAT FLAGSHIP NOT BE OBLIGATED TO MAKE PAYMENTS THAT COULD BE TREATED AS "PARACHUTE PAYMENTS" UNDER SECTION 280G OF THE CODE. ABSENT THE WAIVERS AGREED TO BY MESSRS. WYLIE, TURNER, JAMES AND FAHERTY, FLAGSHIP WOULD NOT SATISFY THAT CLOSING CONDITION. ACCORDINGLY, IN ORDER TO PERMIT THE CLOSING CONDITION TO BE SATISFIED AND THE MERGER TO GO FORWARD, EACH OF MESSRS. WYLIE, TURNER, JAMES AND FAHERTY HAS AGREED TO WAIVE HIS ENTITLEMENT TO HIS RESPECTIVE PAYMENT UNLESS THE PAYMENT IS RATIFIED BY THE FLAGSHIP STOCKHOLDERS. APPROVAL OF THE COMPENSATION PROPOSAL WOULD ENABLE FLAGSHIP TO SATISFY THE CLOSING CONDITION AND ALSO ALLOW MESSRS. WYLIE, TURNER, JAMES AND FAHERTY TO RECEIVE THEIR PAYMENTS WITHOUT BEING SUBJECT TO THE EXCISE TAX.

SPECIAL BONUS

        Effective upon the closing, Mr. Wylie will be entitled to receive a special bonus in an aggregate amount of approximately $125,000 in consideration for services performed by him on behalf of Flagship in connection with the merger. Flagship and Mr. Wylie agreed to the special bonus pursuant to a negotiated letter agreement dated March 5, 2002. If paid, the special bonus will be included in the transaction expenses of Flagship.

        A payment made pursuant to an agreement entered into within one year prior to a change in control is presumed to be contingent on a change in control, and therefore may be treated as a parachute payment, unless proven otherwise by clear and convincing evidence. If it were determined that the special bonus payable to Mr. Wylie produced a "parachute payment," the bonus could result in an excise tax liability to Mr. Wylie of approximately $21,600, if received by him without being subject to stockholder approval. Mr. Wylie has agreed to waive his right to the special bonus payment unless it is approved by the stockholders.

        The IRS could take the position that the payment of the special bonus results in a parachute payment.

ACCELERATION OF VESTING

        Scott C. Wylie. Mr. Wylie joined Flagship as a member of the board of directors by election in January 1999 and on April 26, 1999, the board approved an option grant to Mr. Wylie under the Flagship

Group 1999 Stock Option/Stock Issuance Plan (the "Flagship Plan"). Mr. Wylie was elected as Chairman in August 2001, and in connection therewith the board approved an additional option grant on August 27, 2001. As part of his arrangement and inducement to join the board, the board of directors agreed that, in the event of a change of control of Flagship, Mr. Wylie would be provided with full vesting of his stock options.

        Pursuant to the terms of his stock option grants, Mr. Wylie has the right to purchase shares of common stock of Flagship over time, as the stock options "vest." However, if the merger is consummated then, pursuant to the terms of the stock option grants, Mr. Wylie shall become entitled to vest in his Flagship stock on an accelerated basis. Specifically, Mr. Wylie's stock options will automatically vest as to 148,750 total shares subject to the option. In the absence of the acceleration, the options to acquire those shares would vest gradually over a period of years.

        If it were determined that the accelerated vesting produced a "parachute payment," the acceleration could result in an excise tax liability to Mr. Wylie, if received by him without being subject to stockholder approval. Mr. Wylie has agreed to waive his right to accelerated vesting with respect to all of the 148,750 shares as to which he would become entitled to accelerated vesting upon closing. Based on the consideration to be received in the merger, these shares have a total "spread" (that is, the excess of their value over the amount Mr. Wylie must pay for them) of approximately $557,812.

        Nathaniel P. Turner. Mr. Turner joined Flagship as a member of the board of directors in January 1985. On April 26, 1999, the board approved an option grant to Mr. Turner under the Flagship Plan, and approved an additional option grant to Mr. Turner on August 27, 2001. As part of his arrangement and inducement to join the board, the board of directors agreed that, in the event of a change of control of Flagship, Mr. Turner would be provided with full vesting of his stock options.

        Pursuant to the terms of his stock option grants, Mr. Turner has the right to purchase shares of common stock of Flagship over time, as the stock options "vest." However, if the merger is consummated then, pursuant to the terms of the stock option grants, Mr. Turner shall become entitled to vest in his Flagship stock on an accelerated basis. Specifically, Mr. Turner's stock options will automatically vest as to 62,500 total shares subject to the options. In the absence of the acceleration, the options to acquire those shares would vest gradually over a period of years.

        If it were determined that the accelerated vesting produced a "parachute payment," the acceleration could result in an excise tax liability to Mr. Turner, if received by him without being subject to stockholder approval. Mr. Turner has agreed to waive his right to accelerated vesting with respect to all of the 62,500 shares as to which he would become entitled to accelerated vesting upon closing. Based on the consideration to be received in the merger, these shares have a total "spread" (that is, the excess of their value over the amount Mr. Turner must pay for them) of approximately $234,375.

        Stephen O. James. Mr. James joined Flagship as a member of the board of directors by election in January 1999. On April 26, 1999, the board approved an option grant to Mr. James under the Flagship Plan. As part of his arrangement and inducement to join the board, the board of directors agreed that, in the event of a change of control of Flagship, Mr. James would be provided with full vesting of his stock options.

        Pursuant to the terms of his stock option grants, Mr. James has the right to purchase shares of common stock of Flagship over time, as the stock options "vest." However, if the merger is consummated then, pursuant to the terms of the stock option grants, Mr. James shall become entitled to vest in his Flagship stock on an accelerated basis. Specifically, Mr. James's stock options will automatically vest as to 48,750 total shares subject to the options. In the absence of the acceleration, the options to acquire those shares would vest gradually over a period of years.

        If it were determined that the accelerated vesting produced a "parachute payment," the acceleration could result in an excise tax liability to Mr. James, if received by him without being subject to stockholder approval. Mr. James has agreed to waive his right to accelerated vesting with respect to all of the 48,750 shares as to which he would become entitled to accelerated vesting upon closing. Based on the consideration to be received in the merger, these shares have a total "spread" (that is, the excess of their value over the amount Mr. James must pay for them) of approximately $182,813.

        Michael Faherty. Mr. Faherty joined Flagship as a member of the board of directors by election in January 1999. On April 26, 1999, the board approved an option grant to Mr. Faherty under the Flagship Plan. As part of his arrangement and inducement to join the board, the board of directors agreed that, in the event of a change of control of Flagship, Mr. Faherty would be provided with full vesting of his stock options.

        Pursuant to the terms of his stock option grants, Mr. Faherty has the right to purchase shares of common stock of Flagship over time, as the stock options "vest." However, if the merger is consummated then, pursuant to the terms of the stock option grants, Mr. Faherty shall become entitled to vest in his Flagship stock on an accelerated basis. Specifically, Mr. Faherty's stock options will automatically vest as to 48,750 total shares subject to the options. In the absence of the acceleration, the options to acquire those shares would vest gradually over a period of years.

        If it were determined that the accelerated vesting produced a "parachute payment," the acceleration could result in an excise tax liability to Mr. Faherty, if received by him without being subject to stockholder approval. Mr. Faherty has agreed to waive his right to accelerated vesting with respect to all of the 48,750 shares as to which he would become entitled to accelerated vesting upon closing. Based on the consideration to be received in the proposed merger, these shares have a total "spread" (that is, the excess of their value over the amount Mr. Faherty must pay for them) of approximately $182,813.

        The IRS could take the position that the acceleration of vesting under the above described stock option grants results in a parachute payment.

        Under the Proposed Regulations, a portion of the value of the stock option subject to vesting based on the performance of future services is included in the calculation of parachute payments. The amount included consists of two elements: (1) the difference between (a) the value of the stock option for which vesting is accelerated as of the date of accelerated vesting and (b) the present value of such amount as of the date(s) vesting would have occurred in the absence of a change in control if the individual continued to perform services; and (2) an amount determined as the value of the elimination of the obligation to perform future services.

        Flagship believes that each of Messrs. Wylie, Turner, James and Faherty is or may be considered (1) an officer, shareholder or highly-compensated employee of Flagship for purposes of the golden parachute rules of the Code, (2) a holder of an unvested stock option which Flagship proposes to vest in connection with the Merger, and (3) entitled to receive amounts as a result of such acceleration which could constitute three times or more of the individual's "base amount."

        Messrs. Wylie, Turner, James and Faherty have not received any compensation, other than the issuance of the stock options that are the subject of this stockholder ratification and 26,000 shares each (104,000 shares in the aggregate), for their services as members of the board of directors of Flagship. The fact that they have not previously received any compensation for such services potentially increases the likelihood that the accelerated vesting would be treated as a "parachute payment" subject to the excise tax or that, in certain circumstances, could result in disallowance of a deduction to Flagship, if received by them in the absence of stockholder ratification.

PROPOSED STOCKHOLDER RATIFICATION

        It is possible that the benefits described above would constitute a "parachute payment" for purposes of Section 280G of the Code and result in Messrs. Wylie, Turner, James and Faherty receiving an "excess parachute payment." It is a condition to Intuit's obligation to consummate the merger that Flagship not be obligated to make payments that could be treated as "parachute payments" under Section 280G of the Code. Absent the waivers agreed to by Messrs. Wylie, Turner, James and Faherty, Flagship would not satisfy that closing condition. Accordingly, in order to permit the closing condition to be satisfied and the merger to go forward, each of Messrs. Wylie, Turner, James and Faherty has agreed to waive his entitlement to his respective payment unless the payment is ratified by the Flagship stockholders. Approval of the compensation proposal would enable Flagship to satisfy the closing condition and also allow Messrs. Wylie, Turner, James and Faherty to receive their payments without being subject to the excise tax.

VOTE REQUIRED

        Payment of the amount described above is subject to ratification by persons who own more than 75% of the voting power represented by the outstanding shares of common stock of Flagship, excluding shares owned, directly or indirectly, by Messrs. Wylie, Turner, James and Faherty, or by persons related to such individuals. No payment subject to stockholder ratification will be made in the absence of stockholder ratification.

              APPRAISAL RIGHTS OF DISSENTING FLAGSHIP STOCKHOLDERS

BACKGROUND

        If the merger occurs, then under applicable state laws regarding dissenting stockholders' appraisal rights, Flagship stockholders who do not vote their Flagship shares in favor of the merger may, under certain conditions become entitled to be paid cash for their Flagship shares in lieu of receiving Intuit common in the merger.

        The merger agreement provides that shares of Flagship common stock that are outstanding immediately prior to the effectiveness of the merger and have not been voted in favor of the merger will not be converted into Intuit common stock if the holder of the shares validly exercises and perfects statutory appraisal rights with respect to the shares, although the shares will be automatically converted into shares of Intuit common on the same basis as all other Flagship shares are converted in the merger when and if the holder of those shares withdraws his or her demand for appraisal or otherwise becomes legally ineligible to exercise appraisal rights.

        Because Flagship is a Delaware corporation, the availability of dissenting stockholders' appraisal rights for Flagship stockholders is determined by Delaware law, which is summarized below.

APPRAISAL RIGHTS UNDER DELAWARE LAW

        When the merger becomes effective, Flagship stockholders who comply with the procedures prescribed in Section 262 of the DGCL, or Section 262, will potentially be entitled to a judicial appraisal of the fair value of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and to receive from Intuit payment of the fair value of their shares in cash.

        The following is a brief summary of the statutory procedures that must be followed by a stockholder of Flagship in order to perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the text of which is included as Annex I to this information statement. Flagship advises any Flagship stockholder considering demanding appraisal to consult legal counsel.

        In order to exercise dissenters' appraisal rights under Delaware law, a stockholder must be the stockholder of record of the shares of Flagship stock as to which Flagship appraisal rights are to be exercised on the date that the written demand for appraisal described in the next paragraph is made, and the stockholder must continuously hold such shares through the effective time of the merger.

        Flagship stockholders electing to exercise their appraisal rights under
Section 262 must not vote in favor of approval of the merger. A vote by a Flagship stockholder against approval of the merger is not required in order for that stockholder to exercise appraisal rights.

        A record owner who holds Flagship common stock as a nominee for other beneficial owners of the shares may exercise appraisal rights with respect to the Flagship common stock held for all or less than all beneficial owners of the Flagship common stock for which the holder is the record owner. In that case, the written demand must state the number of shares of Flagship common stock covered by the demand. Where the number of shares of Flagship common stock is not expressly stated, the demand will be presumed to cover all shares of Flagship common stock outstanding in the name of that record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the delivery of written demand prior to the taking of the vote on the merger.

        Within ten days after the effective time of the merger, Intuit must provide notice of the date of effectiveness of the merger to all Flagship stockholders who have not voted for approval of the merger agreement. Each Flagship stockholder of record who is eligible to exercise appraisal rights under Delaware law and who has timely delivered a written demand for appraisal to Flagship and not voted for approval of the merger will be referred to in this section as a dissenting stockholder.

        A Flagship stockholder who elects to exercise appraisal rights must mail or deliver the written demand for appraisal to:

        The Flagship Group Inc.
        1385 S. Colorado Boulevard, Suite 400
        Denver, Colorado 80222
        Attn:  Secretary

        The written demand for appraisal should specify the stockholder's name and mailing address and the number of shares of Flagship common stock covered by the demand, and should state that the stockholder is thereby demanding appraisal of such stockholder's Flagship shares in accordance with Section 262.

        Within 120 days after the effective time of the merger, any dissenting stockholder will be entitled, upon written request, to receive from Intuit a statement of the aggregate number of Flagship shares not voted in favor of approval of the merger and with respect to which demands for appraisal have been received by Intuit, and the aggregate number of holders of those shares. This statement must be mailed to the dissenting stockholder within ten days after the dissenting stockholder's written request has been received by Intuit or within ten days after the date of the effective time of the merger, whichever is later.

        Within 120 days after the effective time of the merger, either Intuit or any dissenting stockholder may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of each share of Flagship common stock of all dissenting stockholders. If a petition for an appraisal is timely filed, then after a hearing on the petition, the Delaware Court of Chancery will determine which of the Flagship stockholders are entitled to appraisal rights and will then appraise the shares of Flagship common stock owned by those stockholders, by determining the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with the fair rate of interest to be paid, if any, on the amount determined to be the fair value. If no petition for appraisal is filed with the Delaware Court of Chancery by Intuit or any dissenting stockholder within 120 days after the effective time of the merger, then dissenting stockholders' rights to appraisal will cease and they will be entitled only to receive shares of Intuit common stock in the merger. Inasmuch as Intuit has no obligation to file a petition, any Flagship stockholder who desires a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any Flagship stockholder without the approval of the Delaware Court of Chancery, and this approval may be conditioned on any terms the Delaware Court of Chancery deems just.

        The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the court deems equitable under the circumstances. Upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees, and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of this determination or assessment, each party bears its own expenses. A dissenting stockholder who has timely demanded appraisal in compliance with
Section 262 will not, after the effective time of the merger, be entitled to vote the Flagship stock subject to such demand for any purpose or to receive payment of dividends or other distributions on the Flagship stock, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the merger.

        At any time within sixty days after the effective time of the merger, any dissenting stockholder will have the right to withdraw the stockholder's demand for appraisal and to accept the right to receive cash and shares of Intuit common stock in the merger on the same basis on which Flagship stock is converted into Intuit common stock in the merger. After this sixty-day period, a dissenting stockholder may withdraw his or her demand for appraisal only with the consent of Intuit.

WRITTEN DEMANDS

        When submitting a written demand for appraisal under Delaware law, a written demand for appraisal must reasonably inform Flagship of the identity of the stockholder of record making the demand and that the stockholder intends to demand appraisal of the stockholder's shares. A demand for appraisal should be executed by or for the Flagship stockholder of record, fully and correctly, as that stockholder's name appears on the stockholder's stock certificate. If Flagship common stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed by the fiduciary. If Flagship common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, should execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner.

                         INFORMATION REGARDING FLAGSHIP

        Flagship commenced operations as a Delaware corporation on May 10, 1984. The principal executive offices of Flagship are located at 1385 S. Colorado Boulevard, Suite 400, Denver, Colorado 80222.

BUSINESS -- GENERAL

        Flagship's sole operating subsidiary is American Fundware, a leading provider of accounting software solutions for public sector organizations in North America. Founded in 1976, American Fundware has twenty five years of experience in helping mission-based organizations manage highly specialized accounting requirements. Today, American Fundware offers the FundWare(TM) family of software products, including a suite of over twenty software modules, designed for the specific needs of public sector organizations.

        American Fundware focuses on providing industry standard accounting software for public sector clients. American Fundware has sold to approximately 3,900 customers including the Aspen Institute, the United Negro College Fund, the United Way, the John Wayne Cancer Institute, University of Colorado Foundation, Ball State University Foundation, Texas A&M University Foundation, and various other nonprofit foundations and government organizations. A majority of the customers to whom American Fundware has sold software over the past twenty five years still maintain annual support contracts.

        American Fundware's core software capabilities include the management of multiple funding sources, control of budgetary requirements, and highly customized reporting options. The functionality of the software ensures that clients maintain regulatory compliance and provide accounting controls consistent with public sector practices and policies. The most recent software release, FundWare 7.16 Second Edition is priced between $2,000 - $3,000 per module plus applicable concurrent user license fees. The software supports computing platforms running the Windows(R) 2000 operating system.

        American Fundware's accounting software is complemented by a staff of experts who design, implement, and support the product suite in a manner that is intended to offer customers the lowest total cost of ownership. American Fundware's Enterprise Services include the implementation of FundWare software and integration of a customer's accounting software with that customer's non-accounting systems. Consulting services are available on an hourly basis for specific tasks related to configuring solutions for more customized needs. American Fundware also offers training classes at a regional location or on-site for users at all levels.

        As of May 17, 2002, Flagship had 79 employees.

 MANAGEMENT

        The American Fundware management team is led by Michael Potts, Chief Executive Officer, and Jan Groth, President. Mr. Potts joined American Fundware as Chief Executive Officer in March 1997 and became Chief Executive Officer of Flagship in January 1999. Previously, he managed domestic and international subsidiaries of Recognition International in Dallas, Texas, and also spent 11 years at BancTec, Inc. Ms. Groth joined American Fundware in 1984 to initiate the training and documentation departments. In 1989 she became President.

        The directors of Flagship are Scott Wylie, Michael Potts, Michael Faherty, Stephen James and Nathaniel Turner.

BENEFICIAL OWNERSHIP TABLE

        The following table sets forth certain information with respect to the beneficial ownership of Flagship common stock as of the date of the closing by
(1) each person known to Flagship to beneficially own more than 5% of the outstanding shares of Flagship common stock, (2) each director of Flagship, (3) each executive officer of Flagship, and (4) all directors and executive officers of Flagship as a group. The calculations in the following table were based on 4,877,493 shares of Flagship common stock outstanding as of May 17, 2002.

       Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to Flagship's knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Flagship common stock subject to options and warrants that are currently exercisable or exercisable within sixty days of May 17, 2002 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                           SHARES
                                         BENEFICIALLY         PERCENT OF
      NAME                                  OWNED             OUTSTANDING
-----------------------------------      ------------         ------------
      Michael Potts(6) ............         1,035,760(1)              17.8%
      Nathaniel P. Turner(6) ......           613,365(2)              10.5%
      Janice Groth(6) .............           464,800(3)               8.0%
      Steven Grandchamp ...........           443,400(4)               7.6%
        5825 S. BellFlower Drive
        Littleton, Colorado 80123
      Jerome T. Paul ..............           399,353                  6.9%
        16 Cypress Point Court
        Frisco, Texas 75037
      Stephen O. James(6) .........           291,000(5)               5.0%
      Scott C. Wylie ..............           283,000(7)               4.9%
      Michael Faherty .............           176,000(8)               3.0%
      All executive officers and
      directors as a group (6) ....         2,863,925(9)              49.1%

----------------

(1) Includes 100,000 shares of common stock that are currently exercisable or exercisable within sixty days of May 17, 2002.

(2) Includes 80,000 shares of common stock that are currently exercisable or exercisable within sixty days of May 17, 2002.

(3) Includes 90,000 shares of common stock that are currently exercisable or exercisable within sixty days of May 17, 2002.

(4) Includes 22,500 shares of common stock that are currently exercisable or exercisable within sixty days of May 17, 2002.

(5) Includes 100,000 shares of common stock that are currently exercisable or exercisable within sixty days of May 17, 2002.

(6) This stockholder's principal business address is c/o The Flagship Group Inc., 1385 S. Colorado Blvd., Suite 400, Denver, Colorado 80222.

(7) Includes 200,000 shares of common stock that are currently exercisable or exercisable within sixty days of May 17, 2002.

(8) Includes 100,000 shares of common stock that are currently exercisable or exercisable within sixty days of May 17, 2002.

(9) Includes 670,000 shares of common stock that are currently exercisable or exercisable within sixty days of May 17, 2002.

                          INFORMATION REGARDING INTUIT

BUSINESS

        Intuit is a Delaware corporation having its principal offices at 2535 Garcia Avenue, Mountain View, California. Intuit develops, sells and supports a variety of small business, tax preparation and personal finance software products and related products and services. Its products and services are designed to automate commonly performed financial tasks and to simplify the way individuals, small businesses and accounting professionals manage their finances and businesses. Intuit's products and services include Quicken, QuickBooks, Quicken TurboTax, ProSeries and Lacerte desktop software products, as well as Internet-based products and services, including QuickBooks Deluxe Payroll service, QuickBooks Internet Gateway services, Site Builder website tool, Quicken TurboTax for the Web, Quicken.com and Quicken Loans. Intuit commenced operations in March 1983 and was incorporated in California in March 1984. In March 1993, Intuit was reincorporated in Delaware and completed its initial public offering. Intuit common stock is traded on the Nasdaq Stock Market under the symbol "INTU."

ADDITIONAL INFORMATION

        Intuit is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. These materials can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 Copies of these materials can also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, Intuit common stock is listed on the Nasdaq Stock Market, and, as a result, these materials may also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

        The SEC also makes reports, proxy and information statements and other information filed electronically available on the Internet generally within 24 hours of acceptance. The SEC's Internet address is http://www.sec.gov.

        For detailed information about Intuit and its subsidiaries, all stockholders should review the following documents, copies of which are provided as exhibits to this information statement, and are incorporated herein by reference. Please carefully review these documents for information regarding the business, management, capitalization and financial condition of Intuit.

        1. Intuit's Annual Report to Stockholders for the fiscal year ended July 31, 2001, which includes Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2001, as filed with the SEC (excluding the exhibits thereto) (Exhibit A);

        2. Intuit's Quarterly Report on Form 10-Q for the three months ended October 31, 2001, as filed with the SEC (Exhibit B);

        3. Intuit's Quarterly Report on Form 10-Q for the six months ended January 31, 2002, as filed with the SEC (Exhibit C);

        4. Intuit's Proxy Statement for the January 18, 2002 Annual Stockholders Meeting as filed with the SEC (Exhibit D); and

        5. Intuit's Current Reports on Form 8-K dated August 24, 2001, September 27, 2001, November 8, 2001, November 16, 2001, January 24, 2002, February 14, 2002 and May 13, 2002 (Exhibit E).

        In addition, each document Intuit files with the Securities and Exchange Commission after the date of this information statement and before the closing date will be deemed to be incorporated by this reference into this information statement and to be a part of this information statement from the date of filing of such documents. Any statement contained in this information statement or in a document incorporated by reference in this information statement shall be deemed to be modified or superseded for the purposes of this information statement to the extent that a statement contained in this information statement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this information statement modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this information statement.

FURTHER INFORMATION

        There will be provided without charge to each person to whom an information statement is delivered, upon oral or written request of any such person, a copy of any or all documents incorporated by reference herein and not delivered herewith. Requests should be directed to Virginia R. Coles, Assistant General Counsel, Intuit Inc., P.O. Box 7850, 2700 Coast Avenue, M.S. 7-1145 Mountain View, California 94039-7850, telephone number (650) 944-5682. In addition, Intuit may provide the stockholders with reports and other information filed by Intuit pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this information statement and prior to the closing date, which reports and other information will be deemed to be incorporated by reference into this information statement.

                       DESCRIPTION OF INTUIT CAPITAL STOCK

COMMON STOCK

        The following description of Intuit common stock summarizes the material terms and provisions of Intuit common stock, but is not complete. For the complete terms of Intuit common stock, please refer to Intuit's restated certificate of incorporation, bylaws and the Second Amended and Restated Rights Agreement dated October 15, 1999 between Intuit and American Stock Transfer and Trust Company, as rights agent.

        Intuit's certificate of incorporation authorizes Intuit to issue up to 750,000,000 shares of common stock. As of January 31, 2002, there were 212,690,599 shares of common stock outstanding.

        The holders of Intuit common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may apply to any preferred stock outstanding, holders of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that the board of directors may determine. The common stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of Intuit, the holders of common stock are entitled to share in all assets legally available for distribution to stockholders after payment of all liabilities and the liquidation preferences, if any, of any outstanding preferred stock. Each outstanding share of common stock is fully paid and nonassessable.

        Intuit's bylaws provide that special meetings of stockholders can be called only by the chairman of the board, the chief executive officer, the president or a majority of the board of directors. Intuit's bylaws also specify an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and for business to be brought before a meeting of stockholders. These provisions may have the effect of delaying, deferring or preventing a change in control of Intuit without further action by the stockholders.

        Rights Plan. Intuit adopted a stockholder rights plan on April 29, 1998 and amended it on October 5, 1998 and October 15, 1999. Intuit's board of directors implemented the plan by declaring a dividend, distributable to stockholders of record on May 11, 1998, of one preferred share purchase right for each share of common stock outstanding. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase one three-thousandths of a share of Series B Junior Participating Preferred Stock. The purchase price per one three-thousandths of a preferred share is $83.33, subject to adjustment. The rights, preferences and privileges of the preferred shares are summarized below under "Preferred Stock."

        The rights will be exercisable only if a person or group acquires 20% or more of Intuit common stock or announces a tender offer or exchange offer that would result in the acquisition of 20% or more of Intuit common stock. Once they are exercisable, and in some circumstances if additional conditions are met, the plan allows stockholders, other than the acquiror, to purchase Intuit common stock or securities of the acquiror with a then current market value of two times the exercise price of the right. Until a right is exercised, the holder of the right, as such, has no rights as a stockholder of Intuit. The rights are redeemable for $0.001 per right, subject to adjustment, at the option of the board of directors. The rights will expire on May 1, 2008, unless they are redeemed or exchanged by Intuit before that date.

        The rights plan is designed to protect and maximize the value of the outstanding equity interests in Intuit in the event of an unsolicited attempt by an acquiror to take over Intuit, in a manner or on terms not approved by the board of directors. Takeover attempts frequently include coercive tactics to deprive the board of directors and stockholders of any real opportunity to determine Intuit's destiny. The board adopted the rights plan to deter coercive tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a asset purchase or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The rights plan is not intended to prevent a takeover of Intuit and will not do so. Because Intuit may redeem the rights, they should not interfere with any asset purchase or business combination approved by the board of directors.

        Issuance of the rights does not weaken Intuit's financial strength or interfere with its business plans. The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to Intuit or to its stockholders and will not change the way in which Intuit's shares are traded. Intuit's board of directors believes that the rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Intuit deemed undesirable by the board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire Intuit on terms or in a manner not approved by Intuit's board of directors, unless the offer is conditioned upon the purchase or redemption of the rights.

        Delaware Anti-Takeover Law. Intuit is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, this law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the person became an interested stockholder unless, subject to specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes an asset purchase, asset sale, stock sale or other transaction that results in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Intuit without further action by the stockholders.

        Transfer Agent and Registrar. The transfer agent and registrar for Intuit common stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

        Intuit's certificate of incorporation authorizes the board of directors to direct the issuance of up to 1,344,918 shares of preferred stock without any further vote or action by Intuit's stockholders. The shares of preferred stock may be issued in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences that the board of directors may fix or designate.

        A total of 144,918 shares of preferred stock have been designated as Series A Preferred Stock, $0.01 par value per share, and a total of 200,000 shares of preferred stock have been designated as Series B Junior Participating Preferred Stock, $0.01 par value per share. No shares of preferred stock are issued or outstanding. The shares of Series B Preferred Stock are reserved for issuance upon exercise of the preferred stock purchase rights issued under the rights plan discussed above. The shares of Series B Preferred Stock will not be redeemable. The holders of the Series B Preferred Stock will be entitled to a quarterly per share dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series B Preferred Stock will be entitled to a liquidation preference of $10.00 per share, plus an aggregate payment of 1,000 times the aggregate payment made per share of common stock. Each share of Series B Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in any asset purchase, consolidation or other transaction in which shares of common stock are exchanged, each share of Series B Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of these dividend, liquidation and voting rights, the value of the one three-thousandths interest in a share of Series B Preferred Stock purchasable upon exercise of each right should approximate the value of one share of common stock.

        Additional Series of Preferred Stock. The board of directors may authorize and issue the remaining authorized but undesignated shares of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The terms of the preferred stock that might be issued could prohibit Intuit from completing any asset purchase, reorganization, sale of substantially all its assets, liquidation or other extraordinary corporate transaction without approval of the outstanding shares of preferred stock. As a result, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Intuit.

                      DESCRIPTION OF FLAGSHIP CAPITAL STOCK

IN GENERAL

        The authorized capital stock of Flagship consists of 20,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value. As of May 17, 2002, there were issued and outstanding 4,877,493 shares of common stock held by 47 holders of record. No shares of preferred stock were issued and outstanding as of such date.

COMMON STOCK

        Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors of Flagship out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of Flagship, holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. There is no established trading market for any of the shares of Flagship common stock.

PREFERRED STOCK

        The board of directors has the authority, without further action by the stockholders of Flagship, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. As of May 17, 2002, no shares of preferred stock were issued and outstanding and 5,000,000 shares remained available for issuance.

                  COMPARISON OF RIGHTS OF INTUIT AND FLAGSHIP CAPITAL STOCK

        Flagship and Intuit are both incorporated in the State of Delaware. Intuit will continue to be governed by the DGCL following the merger. The rights of Intuit's stockholders are governed by its certificate of incorporation, as amended, its bylaws and the DGCL. The rights of Flagship's stockholders are governed by Flagship's certificate of incorporation, Flagship's bylaws and the DGCL. Upon consummation of the merger, the rights of the stockholders in respect of the shares of Intuit common stock to be issued in the merger will be governed by the Intuit certificate of incorporation and Intuit's bylaws. The following summary, which does not purport to be a complete statement of the general differences between the rights of the stockholders of Intuit and of Flagship stockholders, sets forth certain differences between (1) Intuit's certificate of incorporation and Intuit's bylaws, and (2) Flagship's certificate of incorporation and Flagship's bylaws. This summary is qualified in its entirety by reference to the full text of each of those documents.

NUMBER OF DIRECTORS

        Intuit's bylaws provide that the number of directors is to be established from time to time by the board of directors. Currently, the authorized number of directors for the Intuit board of directors is eight.

        The Flagship bylaws provide that the initial number of directors is five, with the exact number that constitutes a whole board to be determined by resolution of the stockholders or the board of directors. Currently, the authorized number of directors for the Flagship board of directors is five.

REMOVAL OF DIRECTORS; FILLING VACANCIES

        Intuit's bylaws provide that any director on the Intuit board of directors may be removed with or without cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Intuit's bylaws provide that any vacancy occurring in the Intuit board of directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, will be filled only by the affirmative vote of a majority of the directors then in office.

        Under Flagship's bylaws, any director on the Flagship board of directors may be removed with or without cause by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by holders of a particular class or series of stock may be removed without cause only by the affirmative vote of a majority of the outstanding shares of such class or series. Flagship's bylaws provide that any vacancy occurring in the Flagship board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

STOCKHOLDER MEETINGS AND WRITTEN CONSENTS

        The Intuit bylaws and Flagship bylaws provide that any action required to be taken at any annual or special meeting of stockholders may be taken by written consent without a meeting.

POWER TO CALL SPECIAL MEETING OF STOCKHOLDERS

        Under Intuit's bylaws, special meetings may be called at any time by the chairman of the board of directors, the president, or a majority of the board of directors.

        Under Flagship's bylaws, a special meeting of the stockholders may be called at any time by the board of directors or the president.

PERCENTAGE OF VOTING STOCK; INFLUENCE OVER AFFAIRS

        Upon completion of the merger, the percentage ownership of Intuit by each former Flagship stockholder will be substantially less than the stockholder's current percentage ownership of Flagship. Accordingly, former Flagship stockholders will have a significantly smaller voting influence over the affairs of Intuit than they currently enjoy over the affairs of Flagship.

AUTHORIZED CAPITAL STOCK

        The authorized capital stock of Intuit consists of 750,000,000 shares of Intuit common stock, par value $0.01 per share and 1,344,918 shares of Intuit preferred stock, par value $0.01 per share. The authorized capital stock of Flagship consists of 20,000,000 shares of Flagship common stock, and 5,000,000 shares of preferred stock, of which 2,126,667 shares have been designated Series A Preferred Stock.

UNDESIGNATED PREFERRED STOCK

        Under Intuit's certificate of incorporation, Intuit's board of directors, subject to limitations prescribed by law and Intuit's certificate of incorporation, is authorized to provide for the issuance of Intuit undesignated preferred stock in one or more series. The authorized undesignated preferred stock is available for issuance without further action by Intuit stockholders, unless this action is required by applicable law or the rules of any stock exchange or automated quotation system on which Intuit securities may be listed or traded.

        Under Flagship's certificate of incorporation, Flagship's board of directors, subject to limitations prescribed by law, is authorized to provide for the issuance of Flagship undesignated preferred stock in one or more series. The authorized undesignated preferred stock is available for issuance without further action by Flagship stockholders, unless this action is required by applicable law.

STOCKHOLDER RIGHTS PLAN

        Intuit adopted a stockholder rights plan on April 29, 1998. The rights plan is designed to protect and maximize the value of the outstanding equity interests in Intuit in the event of an unsolicited attempt by an acquiror to take over Intuit, in a manner or on terms not approved by the board of directors. See "Description of Intuit Capital Stock." Flagship does not have a stockholder rights plan in place.


BY ORDER OF THE BOARD OF DIRECTORS


May 17, 2002

                                                                         ANNEX A

================================================================================

               --------------------------------------------------
                          AGREEMENT AND PLAN OF MERGER
               --------------------------------------------------


                                  INTUIT INC.,

                         ARDENT ACQUISITION CORPORATION,

                        CREDENCE ACQUISITION CORPORATION,

                      THE FLAGSHIP GROUP INC. ("COMPANY"),

                            AMERICAN FUNDWARE, INC.,

                         CERTAIN STOCKHOLDERS OF COMPANY

                                       AND

                MICHAEL POTTS AND SCOTT WYLIE, AS REPRESENTATIVES



                                   MAY 6, 2002

================================================================================

                          AGREEMENT AND PLAN OF MERGER


        This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is made and entered into as of May 6, 2002 (the "AGREEMENT DATE") by and among Intuit Inc., a Delaware corporation ("Parent"), Ardent Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), Credence Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB II"), The Flagship Group Inc., a Delaware corporation ("COMPANY"), American Fundware, Inc., a Colorado corporation and a wholly owned subsidiary of Company ("SUB"), certain management stockholders of Company listed on Exhibit A (the "SIGNIFICANT STOCKHOLDERS"), and each of Michael Potts and Scott Wylie, as Representatives (as defined in Section 8.4).

                                    RECITALS

        A. Sub is engaged in the business of developing, marketing, licensing, distributing and selling accounting and financial software and related products and services primarily targeted for use by non-profit organizations, universities and governmental agencies (the "BUSINESS").

        B. The Boards of Directors of Parent, Merger Sub, Merger Sub II, Company and Sub have determined that the Merger (as defined in Section 2.1(b)) is in the best interests of their respective companies and stockholders, have approved and declared advisable this Agreement and, accordingly, have agreed to effect the Merger provided for herein upon the terms and conditions set forth in this Agreement.

        C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement for Parent's willingness to enter into this Agreement, Parent, Company and the Company Stockholders listed on Exhibit B are entering into a voting agreement in the form attached hereto as Exhibit C (the "VOTING AGREEMENT") under which such Company Stockholders will agree to vote all shares of Company's capital stock owned by such Company Stockholders in favor of this Agreement, the Merger and the transactions contemplated by this Agreement.

        D. The parties to this Agreement intend that the Merger qualify as a "reorganization" within the meaning of the Internal Revenue Code (as defined in Section 1.1), and that Parent, Company, Merger Sub and Merger Sub II will each be a "party to a reorganization," within the meaning of Section 368(b) of the Internal Revenue Code with respect to the Merger.

        E. Parent, Merger Sub II, Company, Sub and the Significant Stockholders desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

        NOW, THEREFORE, in consideration of the facts recited above and the mutual agreements set forth herein, the parties hereby agree as follows:

                                    ARTICLE I
                               CERTAIN DEFINITIONS

        1.1 Certain Defined Terms. As used in this Agreement, the following terms will have the following meanings:

        "AFFILIATE" means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person (where, for purposes of this definition, "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as an officer, director, trustee or executor, by contract or otherwise).

        "APPLICABLE LAWS" means all foreign, federal, state, local, municipal or other laws, ordinances, regulations, rules and other provisions having the force or effect of law, and all judicial and administrative orders, writs, injunctions, awards, judgments, decrees and determinations, applicable to a specified Person or to such Person's assets, properties and business.

        "CLOSING" AND "CLOSING DATE" will have the respective meanings specified for such terms in Section 6.1.

        "CLOSING BALANCE SHEET" means Company's balance sheet at the Closing
Date.

        "CLOSING CAPITALIZATION CERTIFICATE" means a certificate dated as of the Closing Date executed on behalf of Company by its Chief Executive Officer setting forth the same information as is set forth on Schedule 3.6(a)-1,
Schedule 3.6(a)-2 and Schedule 3.6(b) but updated to be true and correct as of the Closing Date.

        "CLOSING CERTIFICATE" means a certificate dated as of the Closing Date executed on behalf of Company by its Chief Executive Officer setting forth (a) the Closing Balance Sheet, and (b) the Closing Working Capital.

        "CLOSING WORKING CAPITAL" means the difference obtained by subtracting the current liabilities of Company (other than the current portion of any long term debt or obligation), as listed on the Closing Balance Sheet, from the current assets of Company, as listed on the Closing Balance Sheet.

        "COMPANY CASH CONSIDERATION" means the product obtained by multiplying 15% by the difference between (a) the Merger Consideration, less (b) the aggregate exercise price of all Company Options that are vested immediately prior to the Closing Date.

        "COMPANY CASH CONVERSION NUMBER" means the quotient (calculated to the seventh decimal place) obtained by dividing (a) the Company Cash Consideration by (b) the Company Share Number.

        "COMPANY COMMON STOCK" means Company's common stock, $0.01 par value per share.

        "COMPANY DOLLAR AMOUNT" means the difference between the Merger Consideration and the Company Cash Consideration.

        "COMPANY OPTION" means each outstanding option to purchase shares of Company Common Stock.

        "COMPANY OPTION CONVERSION NUMBER" means the quotient (calculated to the seventh decimal place) obtained by dividing (a) the quotient obtained by dividing (i) the Merger Consideration, by (ii) the Company Share Number, by (b) the Parent Average Price Per Share.

        "COMPANY OPTION PLANS" means Company's 1999 Stock Option/Stock Issuance Plan and Company's 1993 Incentive Stock Option Plan.

        "COMPANY PREFERRED STOCK" means Company's preferred stock, $0.01 par value per share.

        "COMPANY SHARE NUMBER" means the sum obtained by adding (a) the aggregate number of shares of Company Common Stock that are issued outstanding immediately prior to the Closing Date and (b) the aggregate number of shares of Company Common Stock underlying Company Options that are vested immediately prior to the Closing Date.

        "COMPANY STOCK CONSIDERATION" means the quotient obtained by dividing
(a) the Company Dollar Amount, by (b) the Company Share Number.

        "COMPANY STOCK CONVERSION NUMBER" means the quotient (calculated to the seventh decimal place) obtained by dividing (a) the Company Stock Consideration by (b) the Parent Average Price Per Share.

        "COMPANY STOCKHOLDER" means a record holder of issued and outstanding shares of Company Common Stock on the Agreement Date, the Record Date or the Closing Date, as applicable.

        "DELAWARE LAW" means the Delaware General Corporation Law.

        "EFFECTIVE TIME" means the date and time on which the Merger first becomes legally effective under Delaware Law as a result of the filing with the Delaware Secretary of State of the First-Step Certificate of Merger pursuant to, and in conformity with, the requirements of Section 251 of Delaware Law.

        "ENCUMBRANCE" means any pledge, lien (including liens for Taxes) other than a Permitted Lien, collateral assignment, security interest, mortgage, title retention, conditional sale or other security arrangement, or any charge, adverse claim of title, ownership or right to use, or any other encumbrance of any kind whatsoever, including any restriction on (a) the voting of any security, (b) the transfer of any security or other asset, (c) the receipt of any income derived from any asset, (d) the use of any asset, and (e) the possession, exercise or transfer of any other attribute of ownership of any asset.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA AFFILIATE" means any entity which is a member of any of the following which includes Company or Sub: (a) a "controlled group of corporations," as defined in Section 414(b) of the Internal Revenue Code; (b) a group of entities under "common control," as defined in Section 414(c) of the Internal Revenue Code; or (c) an "affiliated service group," as defined in
Section 414(m) of the Internal Revenue Code or any treasury regulations promulgated under Section 414(o) of the Internal Revenue Code.

        "ESCROW EARNINGS" means earnings on Escrow Cash invested in accordance with the Escrow Agreement.

        "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

        "FIRST-STEP CERTIFICATE OF MERGER" means the certificate of merger in the form attached hereto as Exhibit D.

        "GAAP" means United States generally accepted accounting principles, consistently applied.

        "GOVERNMENTAL AUTHORITY" means any court, administrative agency, commission or other governmental authority.

        "INTELLECTUAL PROPERTY RIGHTS" means, collectively, all worldwide industrial and intellectual property rights, including patents, patent applications, patent rights, trademarks, trademark registrations and applications therefor, trade dress rights, trade names, service marks, service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, franchises, licenses, inventions, trade secrets, know-how, customer lists, supplier lists, proprietary processes and formulae, software source code and object code, algorithms, net lists, architectures, structures, technology, screen displays, photographs, images, layouts, inventions, development tools, designs, blueprints, specifications, technical drawings (or similar information in electronic format) and all documentation and media constituting, describing or relating to the foregoing, including manuals, programmers' notes, memoranda and records.

        "INTERNAL REVENUE CODE" means the Internal Revenue Code of 1986, as amended, and the rulings and regulations promulgated thereunder.

        "KNOWLEDGE" means, with respect to any fact, circumstance, event or other matter in question, (a) the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual, or (ii) as applicable, any officer or inside director of such party, if used in reference to a Person that is not an individual, and (b) the actual knowledge of such fact, circumstance, event or other matter of any outside director of such party, if used in reference to a Person that is not an individual. Any such individual, officer or inside director will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such fact, circumstance, event or other matter is reflected in a manner that would be obvious to a reasonable person in one or more documents (whether written or electronic, including electronic mails sent to or by such individual, officer, director, partner, member, executor, trustee or other similar representative) in, or that have been in, the possession of such individual, officer, director, partner, member, executor, trustee or other similar representative, including his or its personal files, or (b) such knowledge could be obtained from reasonable inquiry of the persons employed by such party charged with administrative or operational responsibility for such matters for such party and such fact, circumstance, event or other matter is of such a nature that would prompt such an inquiry.

        "LIABILITIES" means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking.

        "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT," when used with reference to any entity or group of related entities, means any event, change, violation, inaccuracy, circumstance or effect (regardless of whether such events or changes are inconsistent with the representations or warranties made by such party in this Agreement) that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of such entity and its Subsidiaries, taken as a whole; provided, however, that in no event will a change in the price of the publicly traded stock of Parent constitute, in and of itself, a Material Adverse Change or a Material Adverse Effect in Parent; and provided further, that any such event, change, violation, inaccuracy, circumstance or effect that primarily results from a change in general economic conditions or a change affecting the industry in which an entity operates will not constitute, in and of itself, a Material Adverse Effect.

        "MERGER CONSIDERATION" means $26,000,000 less (a) the sum of (i) the amount by which the Closing Working Capital is less than $1,000,000, and (ii) the aggregate amount of Transaction Expenses (as defined in Section 10.1) of Company, Sub or the Significant Stockholders that are not paid by such parties by the Closing Date or not accrued on the Closing Balance Sheet, plus (b) the sum of (i) the amount by which the Closing Working Capital is greater than $1,000,000, and (ii) the aggregate exercise price of all Company Options that are vested immediately prior to the Closing Date.

        "PARENT AVERAGE PRICE PER SHARE" means the average of the closing price per share of Parent Common Stock as quoted on the Nasdaq National Market (or such other exchange or quotation system on which shares of Parent Common Stock are then traded or quoted) and reported in The Wall Street Journal for the five consecutive trading days ending on (and inclusive of) the last trading day immediately prior to the Closing Date.

        "PARENT COMMON STOCK" means Parent's common stock, $0.01 par value per share.

        "PERMITTED LIENS" means (a) liens for current taxes not yet due and payable or delinquent or (b) imperfections or irregularities in title, if any, that (i) have arisen in the ordinary course of business, consistent with past practice, (ii) individually or in the aggregate are not material, and (iii) do not adversely affect the ownership or use of the asset subject to such lien.

        "PERSON" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity.

        "PROPRIETARY ASSETS" means, collectively, software in any form (including software programs, objects, modules, routines, algorithms and code, in both source code and object code form), copyrightable works, inventions, whether or not patentable, trade secrets, know-how, processes, designs, techniques, confidential business information and other proprietary information (including customer lists) and all other technologies of any kind.

        "RELEASE DATE" means the eighteen-month anniversary of the Effective
Time.

        "SEC" means the Securities and Exchange Commission.

        "SECOND-STEP CERTIFICATE OF MERGER" means the certificate of merger in the form attached hereto as Exhibit E.

        "SECURITIES ACT" means the Securities Act of 1933, as amended.

        "SUB COMMON STOCK" means Sub's common stock, $0.01 par value per share.

        "SUBSIDIARY" of a specified entity means any corporation, partnership, limited liability company, joint venture or other entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

        "TAX" or "TAXES" means foreign, federal, state and local taxes of any kind whatsoever (whether payable directly or by withholding), including sales, use, excise, franchise, ad valorem, property, inventory, value added, withholding and payroll taxes (including all taxes or other payments required to be withheld by an employer and paid over to any governmental authority), and duties together with any interest and penalties, additions to tax or additional amounts with respect thereto, imposed by any taxing authority.


                                   ARTICLE II

                                   THE MERGER

        2.1 The Merger.

            (a) At the Effective Time and subject to and upon the terms and conditions of this Agreement, Merger Sub will be merged with and into Company (the "REVERSE MERGER"), the separate existence of Merger Sub will cease and Company will continue as the surviving corporation. Subject to Section 2.1(b), Company as the surviving corporation after the Reverse Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

            (b) Immediately following the consummation of the Reverse Merger, Parent will cause Company as the surviving corporation in the Reverse Merger, to be merged (the "SECOND-STEP MERGER") with and into Merger Sub II pursuant to the Agreement of Merger entered into concurrently with this Agreement between Company and Merger Sub II attached hereto as Exhibit F. There will be no conditions to the closing of the Second-Step Merger other than the closing of the Reverse Merger. Following the Second-Step Merger, the separate existence of Company will cease and Merger Sub II will continue as the Surviving Corporation. The term "MERGER" will refer to the Reverse Merger and the Second-Step Merger, collectively or seriatim, as appropriate.

        2.2 Conversion of Shares.

            (a) Conversion of Merger Sub Stock. At the Effective Time, each share of Merger Sub common stock that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.

            (b) Conversion of Company Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and then held by a Company Stockholder will, by virtue of the Merger and without the need for any further action on the part of such Company Stockholder (except as expressly provided herein), be converted into and represent the right to receive (i) the number of shares of Parent Common Stock that is equal to the Company Stock Conversion Number and (ii) an amount of cash (rounded to the nearest cent), without interest, equal to the Company Cash Conversion Number. The shares of Parent Common Stock referenced in subsection (i) of this Section 2.2(b) are referred to herein as the "MERGER SHARES." The aggregate cash amounts referenced in subsection (ii) of this Section 2.2(b) are referred to herein as the "CASH AMOUNTS." The number of Merger Shares and the Cash Amounts to be issued to each Company Stockholder pursuant to this Section 2.2(b) will be computed after aggregating all Merger Shares and all Cash Amounts to be received by such Company Stockholder. The preceding provisions of this Section 2.2(b) are subject to the provisions of Section 2.2(c) (regarding rights of holders of Dissenting Shares, as defined in Section 6.3), Section 2.2(d) (regarding fractional shares), Section 2.2(f) (regarding the continuation of vesting and repurchase rights), Section 2.4 (regarding the withholding of the Escrow Cash, as defined in Section 2.4) and Section 2.10 (regarding the Cash Election, as defined in Section 2.10).

            (c) Dissenting Shares. As more fully set forth in Section 6.3, holders of shares of Company Common Stock who have complied with all requirements for perfecting stockholder dissenters' rights, as set forth in
Section 262 of Delaware Law, will be entitled to such rights under Delaware Law with respect to such shares. Except as set forth in Section 6.3, notwithstanding any other provision of this Agreement to the contrary, any shares of Company Common Stock that, as of the Effective Time, are or may become Dissenting Shares will not be converted into, or represent the right to receive, shares of Parent Common Stock (or cash in lieu of fractional shares thereof) or Cash Amounts pursuant to Section 2.2(b), but instead the holders of those shares will be entitled only to payment in cash for those shares as Dissenting Shares in accordance with Section 262 of Delaware Law.

            (d) Fractional Shares. No fractional shares of Parent Common Stock will be issued in connection with the Merger. In lieu thereof, each holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to Section 2.2(b)(i), computed after aggregating all shares of Parent Common Stock to be received by such holder pursuant to Section 2.2(b)(i), will instead receive from Parent, upon surrender of such holder's Certificates (as defined in Section 6.2(b)) pursuant to Article VII, an amount of cash (rounded to the nearest cent) equal to the product obtained by multiplying (i) the Parent Average Price Per Share by (ii) the fraction of a share of Parent Common Stock that such holder would otherwise have been entitled to receive.

            (e) Cancellation of Company-Owned Stock. Notwithstanding Section 2.2(b), each share of Company Common Stock held by Company or Sub immediately prior to the Effective Time will be canceled and extinguished without any conversion thereof.

            (f) Continuation of Vesting and Repurchase Rights. If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or subject to a repurchase option, vesting schedule or any other condition providing that such shares may be forfeited to or repurchased by Company or any Affiliate thereof, as the case may be, upon any termination of the relevant relationship (including employment or directorship) of Company (and/or any Affiliate of Company) with the holder (or prior holder) thereof under the terms of any restricted stock purchase agreement, stock option agreement or other agreement with Company (such shares being referred to herein as "UNVESTED COMPANY SHARES"), then such repurchase option, vesting schedule or other condition will be assigned to Parent and the shares of Parent Common Stock (such shares being referred to herein as "UNVESTED PARENT SHARES") and Cash Amounts issued upon the conversion of such Unvested Company Shares in the Merger will be unvested and will continue to be subject to the same repurchase options, vesting schedules, escrows or other conditions, as applicable, immediately following the Effective Time as the Unvested Company Shares for which such shares of Parent Common Stock and Cash Amounts were exchanged were subject to immediately prior to the Effective Time. The certificates representing Unvested Parent Shares will accordingly be marked with appropriate legends noting such repurchase options, vesting schedules, escrows or other conditions. Company will take all actions that may be necessary to ensure that, from and after the Effective Time, Parent (or its assignee) is entitled to exercise any such repurchase option, vesting schedule, escrow or other right set forth in any such restricted stock purchase agreement, stock option agreement or other agreement.

        2.3 Termination of Other Company Capital Stock and Company Rights. Effective immediately prior to the Effective Time, all Company Capital Stock (excluding shares of Company Common Stock) and all Company Rights (excluding Company Options), in each case outstanding immediately prior to the Effective Time, will be canceled or terminated, as the case may be.

        2.4 Escrow. At the Effective Time, Parent will withhold from the consideration issuable to the Company Stockholders in the Merger upon conversion of shares of Company Common Stock pursuant to Section 2.2(b), the Cash Amounts issued to each Company Stockholder pursuant to Section 2.2(b)(ii) (such withheld Cash Amounts, the "ESCROW CASH") and will deliver the Escrow Cash to American Stock Transfer & Trust Company as escrow agent (the "ESCROW AGENT"). If a Company Stockholder holds Unvested Company Shares, then Cash Amounts issuable upon conversion hereunder of shares of Company Common Stock held by such Company Stockholder which are not Unvested Company Shares will be withheld and placed in escrow in accordance with the provisions of the preceding sentence. The Escrow Agent will hold the Escrow Cash as security for the Company Stockholders' indemnification obligations for Damages (as defined in Section 8.1(d)) under Article VIII pursuant to the provisions of an escrow agreement in substantially the form attached hereto as Exhibit G (the "ESCROW AGREEMENT") to be entered into at the Closing by Parent, the Escrow Agent and the Representatives. All costs and expenses related to the Escrow Agreement will be divided equally between Parent, on the one hand, and the Company Stockholders on the other hand (with each Company Stockholder responsible on a pro rata basis based on each Company Stockholder's pro rata share of the Escrow Cash).

        2.5 Effects of the Merger.

            (a) General. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, at the Effective Time all of the property, rights, privileges, powers and franchises of Company and Merger Sub will vest in the Surviving Corporation, and all Liabilities and duties of Company and Merger Sub will become the Liabilities and duties of the Surviving Corporation. Without limiting the generality of the foregoing, at the effective time of the Second-Step Merger, all of the property, rights, privileges, powers and franchises of Company and Merger Sub II will vest in the Surviving Corporation, and all Liabilities and duties of Company and Merger Sub II will become the Liabilities and duties of the Surviving Corporation.

            (b) Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of Merger Sub will continue unchanged and be the Certificate of Incorporation and Bylaws of the Surviving Corporation immediately after the Effective Time, and at the effective time of the Second-Step Merger, the Certificate of Incorporation and Bylaws of Merger Sub II will continue unchanged and be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

            (c) Directors and Officers. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the Effective Time, and at the effective time of the Second-Step Merger, the initial directors of the Surviving Corporation will be the directors of Merger Sub II immediately prior to the effective time of the Second-Step Merger, until their respective successors are duly elected or appointed and qualified. At the Effective Time, the initial officers of the Surviving Corporation will be the officers of Merger Sub immediately prior to the Effective Time, and at the effective time of the Second-Step Merger, the initial officers of the Surviving Corporation will be the officers of Merger Sub II immediately prior to the effective time of the Second-Step Merger, until their respective successors are duly appointed.

        2.6 Certain Closing Deliveries by Company. At the Closing, in addition to Company's delivery of the items, documents and certificates to be delivered by Company at the Closing pursuant to Section 7.2, Company will deliver or cause to be delivered to Parent the following items, against delivery to Company of the items, documents and certificates to be delivered to Company by Parent at the Closing pursuant to Section 7.1:

            (a) copies of minutes of meetings of, and resolutions duly and validly adopted and approved by, the Board of Directors and the stockholders of Company approving and authorizing the execution, delivery and performance by Company of this Agreement, the Company Ancillary Agreements (as defined in
Section 3.1(a)) and the consummation of the Merger hereunder and all other transactions contemplated hereby and thereby, certified as true and correct on the Closing Date by Company's Secretary;

            (b) copies of minutes of meetings of, and resolutions duly and validly adopted and approved by, the Board of Directors and the stockholders of Sub approving and authorizing the execution, delivery and performance by Sub of this Agreement, the Sub Ancillary Agreements (as defined in Section 3.1(b)) and all other transactions contemplated hereby and thereby, certified as true and correct on the Closing Date by Sub's Secretary; and

            (c) a certificate from the Delaware Secretary of State dated as of the date that is one business day prior to the Closing Date regarding the corporate and tax good standing of Company with that agency as of such date, and a certificate from the Colorado Secretary of State dated as of the date that is one business day prior to the Closing Date regarding the corporate and tax good standing of Sub with that agency as of such date.

        2.7 Securities Law Issues. The Merger Shares will be registered by Parent under the Securities Act on Parent's currently effective Form S-4 shelf registration statement (the "REGISTRATION STATEMENT") for issuance as contemplated by this Agreement. Company will promptly furnish to Parent all information concerning Company, its directors, officers and stockholders as may be reasonably requested in connection with any action contemplated by this
Section 2.7.

        2.8 Company Options.

            (a) At the Effective Time, the Company Option Plans and all Company Options outstanding immediately prior to the Effective Time will be assumed by Parent. Each Company Option so assumed by Parent will be converted into an option (a "PARENT OPTION") to purchase, after the Effective Time, that number of shares of Parent Common Stock determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (ii) the Company Option Conversion Number. If the foregoing calculation results in a Parent Option being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such option will be rounded down to the nearest whole number of shares. After the Effective Time, the exercise price per share of each Parent Option will equal the exercise price per share of the Company Option immediately prior to the Effective Time divided by the Company Option Conversion Number. If the foregoing calculation results in a Parent Option being exercisable for a fraction of a cent, then the exercise price of such option will be rounded up to the nearest cent; provided that if such calculation would result in the exercise price per share of any Parent Option being less than the par value of a share of Parent Common Stock, such exercise price will be the par value of such share of Parent Common Stock. Company will take, or cause to be taken, all actions that are necessary, proper or advisable under the Company Option Plans to make effective the transactions contemplated by this Section 2.8(a).

            (b) Parent will take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in Section 2.8(a). Not later than two business days following the Effective Time, Parent will cause the shares of Parent Common Stock issuable upon exercise of the Parent Options to be registered or to be issued pursuant to an effective registration statement on Form S-8 (or successor form) promulgated by the SEC under the Securities Act, and will use reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as such Parent Options remain outstanding and shares of Parent Common Stock are registered under the Exchange Act. Notwithstanding the foregoing, Parent will not be obligated to register or maintain the registration under the Securities Act of the issuance of any shares of Parent Common Stock that are subject to a Parent Option held by a person who is ineligible to have such person's securities registered on Form S-8 (or successor form).

        2.9 Intent to Qualify as Reorganization; No Representations by Parent. The parties intend to adopt this Agreement and the Merger as a plan of reorganization under Section 368(a) of the Internal Revenue Code. However, except as expressly provided herein or in the Representation Letters (as defined in Section 5.21), neither Parent nor any attorney, accountant or other advisor of Parent (including Fenwick & West LLP) has made, nor makes any representations or warranties to Company, the Significant Stockholders or to any Company Stockholder or other holder of Company securities regarding the Tax treatment of the Merger and any other transactions contemplated by this Agreement or the Merger, whether the Merger will qualify as a plan of reorganization under
Section 368(a) of the Internal Revenue Code, or any of the Tax consequences to any Company Stockholder of this Agreement, the Merger or any of the transactions contemplated hereby or thereby, and Company and the Significant Stockholders acknowledge that Company and the Significant Stockholders are relying solely on their own tax advisors in connection with this Agreement and the transactions contemplated by this Agreement. The Merger Shares and the Cash Amounts will be issued solely for the shares of Company Common Stock in connection with this Agreement, and no other transaction other than the one contemplated hereby represents, provides for or is intended to be an adjustment or addition to the consideration paid by such shares of Company Common Stock. No consideration that would constitute "other property" within the meaning of Section 356(b) of the Internal Revenue Code is being transferred by Company or any of its Affiliates for the Merger Shares and the Cash Amounts. Notwithstanding anything herein to the contrary, (a) Parent, Merger Sub, Merger Sub II, Company and Sub will not take a position on any Return (as defined in Section 3.11) inconsistent with this Section 2.9 and (b) Parent, Merger Sub and Merger Sub II will cooperate with any Company Stockholders who or that defers or intends to defer recognition of gain with respect to its portion of the Escrow Cash pursuant to Section 453(a) of the Internal Revenue Code.

        2.10 Cash Election. In the event that the conditions to Closing set forth in Sections 7.1(f), 7.1(g), 7.1(h), 7.2 (i) and 7.2(l) are not fulfilled or waived at or prior to the Closing, Parent may elect, in its sole discretion, to pay the Merger Consideration solely in cash (the "CASH ELECTION").

                                   ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF COMPANY, SUB AND
                          THE SIGNIFICANT STOCKHOLDERS

        Company, Sub and the Significant Stockholders represent and warrant to Parent that, except as set forth in the letter addressed to Parent by Company dated as of the Agreement Date, including all schedules thereto (which, subject to Section 10.13, will specifically reference the Sections of this Agreement to which the specific items of disclosure therein constitute an exception) (the "COMPANY DISCLOSURE LETTER"), each of the representations, warranties and statements contained in the following Sections of this Article III is true and correct as of the Agreement Date and will be true and correct on and as of the Closing Date. For all purposes of this Agreement, the statements contained in the Company Disclosure Letter will also be deemed to be representations and warranties made and given by Company, Sub and the Significant Stockholders to Parent under this
Article III.

        3.1 Corporate Organization.

            (a) Company. Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Company has the power and authority to own, operate and lease its properties and to carry on the Business and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary (each such jurisdiction being listed on Schedule 3.1(a) of the Company Disclosure Letter), except jurisdictions in which the failure by Company to be qualified or licensed can be corrected without significant cost or expense to Company and does not adversely affect the ability of Company to enter into this Agreement and the Company Ancillary Agreements and to consummate the Merger and the other transactions contemplated hereby and thereby. Company has all necessary corporate power and authority to enter into this Agreement and each of the Company Ancillary Agreements, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. "COMPANY ANCILLARY AGREEMENTS" means, collectively, the Voting Agreement and all certificates and documents that Company is to execute and deliver pursuant to this Agreement. There is no Liability arising out of or relating to the voiding, and the subsequent restoration, renewal and revival, of Company's Certificate of Incorporation. Company is not in violation of its Certificate of Incorporation or Bylaws, each as amended to date.

            (b) Sub. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. Sub has the power and authority to own, operate and lease its properties and to carry on the Business and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary (each such jurisdiction being listed on Schedule 3.1(b) of the Company Disclosure Letter), except jurisdictions in which the failure by Sub to be qualified or licensed can be corrected without significant cost or expense to Sub and does not adversely affect the ability of Sub to enter into this Agreement and the Sub Ancillary Agreements and to consummate the Merger and the other transactions contemplated hereby and thereby. Sub has all necessary corporate power and authority to enter into this Agreement and each of the Sub Ancillary Agreements, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. "SUB ANCILLARY AGREEMENTS" means, collectively, all certificates and documents that Sub is to execute and deliver pursuant to this Agreement. There is no Liability arising out of or relating to the dissolution, and the subsequent reinstatement, of Sub in Colorado. Sub is not in violation of its Articles of Incorporation or Bylaws, each as amended to date.

        3.2 No Subsidiaries. Other than Sub, Company does not have any Subsidiary or any equity or ownership interest, whether direct or indirect, in any corporation, partnership, limited liability company, joint venture or other entity. Sub does not have any Subsidiary or any equity or ownership interest, whether direct or indirect, in any corporation, partnership, limited liability company, joint venture or other entity.

        3.3 Power and Authority.

            (a) Company. The execution, delivery, carrying out and performance by Company of this Agreement and each of the Company Ancillary Agreements, the Merger and the consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein and therein (i) have been duly and validly authorized by Company by all necessary corporate action and approvals of Company's Board of Directors (which action and approvals have been obtained and carried out in compliance with Applicable Laws, Company's Certificate of Incorporation and Bylaws, each as amended to date, and all contracts, agreements, arrangements, commitments and undertakings binding on Company); and (ii) prior to consummation of the Closing, will have been duly and validly authorized and approved by the Company Stockholders at the Company Stockholders Meeting (as defined in Section 5.7(a)) or by the Company Stockholders Vote (as defined in Section 5.7(a)) (which authorization and approval by Company Stockholders will have been obtained and carried out in compliance with, and with the requisite votes required by, Applicable Laws, Company's Certificate of Incorporation and Bylaws, each as amended to date, and all contracts, agreements, arrangements, commitments and undertakings binding on Company). This Agreement has been, and at the Closing all of the Company Ancillary Agreements will be, duly and validly executed and delivered by Company, and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes and, upon the execution of each of the Company Ancillary Agreements by the parties thereto, each of the Company Ancillary Agreements will constitute, legal, valid and binding obligations of Company enforceable against Company in accordance with their respective terms, subject to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

            (b) Sub. The execution, delivery, carrying out and performance by Sub of this Agreement and each of the Sub Ancillary Agreements and the consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein and therein have been duly and validly authorized by Sub by all necessary corporate actions and approvals of (i) the Board of Directors of Sub and (ii) Company, as Sub's sole stockholder (which actions and approvals have been obtained and carried out in compliance with Applicable Laws, Sub's Articles of Incorporation and Bylaws, each as amended to date, and all contracts, agreements, arrangements, commitments and undertakings binding on Sub). This Agreement has been, and at the Closing all of the Sub Ancillary Agreements will be, duly and validly executed and delivered by Sub, and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes and, upon the execution of each of the Sub Ancillary Agreements by the parties thereto, each of the Sub Ancillary Agreements will constitute, legal, valid and binding obligations of Sub enforceable against Sub in accordance with their respective terms, subject to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

            (c) Significant Stockholders. Each Significant Stockholder has the legal capacity to execute, deliver and perform this Agreement and each of the Significant Stockholders Ancillary Agreements (as defined below). This Agreement has been, and at the Closing all of the Significant Stockholders Ancillary Agreements will be, duly and validly executed and delivered by the Significant Stockholders, and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes and, upon the execution of each of the Significant

Stockholders Ancillary Agreements by the parties thereto, each of the Significant Stockholders Ancillary Agreements will constitute, legal, valid and binding obligations of the Significant Stockholders enforceable against the Significant Stockholders in accordance with their respective terms, subject to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. The "SIGNIFICANT STOCKHOLDERS ANCILLARY AGREEMENTS" means, collectively, the Employment Offer (as defined in Section 7.2(k)) and the Non-Competition Agreement (as defined in Section 7.2(k)), if applicable, the Voting Agreement, the Investment Representation Letter (as defined in Section 7.2(l)) and all certificates and documents that the Significant Stockholders are to execute and deliver pursuant to this Agreement.

        3.4 No Conflict. The execution, delivery and performance of this Agreement, the Company Ancillary Agreements, the Sub Ancillary Agreements and the Significant Stockholders Ancillary Agreements by Company, Sub and the Significant Stockholders, as applicable, do not and will not: (a) conflict with or violate the Certificate of Incorporation or Bylaws of Company, each as amended to date; (b) conflict with or violate the Articles of Incorporation or Bylaws of Sub, each as amended to date; (c) conflict with or violate any Applicable Laws applicable to Company, Sub or the Significant Stockholders; (d) result in any material breach of, or constitute a default by Company, Sub or the Significant Stockholders (or any event which with the giving of notice or lapse of time, or both, would become a material breach or default) under, or give to any Person any rights of termination, rescission, amendment, acceleration or cancellation of, any contract, agreement, arrangement, commitment or undertaking to which Company, Sub or any Significant Stockholder is a party or by which it or its assets are bound or affected, including each Material Agreement (as defined in Section 3.14); (e) conflict with or violate, or result in any material breach of, or constitute a default under, any of Sub's contracts, agreements, arrangements or undertakings with or commitments to its customers or any privacy policy of Sub; or (f) give rise to, or trigger the application of, any rights of any third party that would come into effect upon the consummation of the transactions contemplated hereby or thereby.

        3.5 Consents and Approvals. The execution, delivery and performance of this Agreement by Company, Sub and the Significant Stockholders do not, and the execution, delivery and performance of the Company Ancillary Agreements, the Sub Ancillary Agreements and the Significant Stockholders Ancillary Agreements by Company, Sub and the Significant Stockholders, as applicable, will not require any consent, approval, authorization or other action by, or filing with or notification to, any third party (other than the approvals discussed in Section 3.24), including any Governmental Authority, except the filing of the First-Step Certificate of Merger with the Delaware Secretary of State.

        3.6 Capitalization.

            (a) Outstanding Capital Stock of Company. The authorized capital stock of Company consists entirely of 20,000,000 shares of Company Common Stock, of which a total of 4,874,843 shares are issued and outstanding, and 5,000,000 shares of Company Preferred Stock, none of which are issued and outstanding. All shares of Company Preferred Stock that were previously issued and outstanding have been redeemed by Company or have been converted into shares of Company Common Stock by the holder thereof, in either case in accordance with Company's Certificate of Incorporation in effect at the time of such redemption or conversion. The number of issued and outstanding shares of Company Common Stock held by each

Company Stockholder is set forth in Schedule 3.6(a)-1 of the Company Disclosure Letter. Except as expressly set forth in Schedule 3.6(a)-1 of the Company Disclosure Letter, no shares of Company's capital stock are issued or outstanding. Company holds no treasury shares. As of the Closing Date, there will have been no change in the authorized or outstanding capital stock of Company as represented in this Section 3.6(a) other than issuances of Company Common Stock pursuant to the exercise of currently vested and Company Options.
Schedule 3.6(a)-2 of the Company Disclosure Letter sets forth all holders of Unvested Company Shares, and for each such holder, the number of Unvested Company Shares held, the terms of Company's rights to repurchase such Unvested Company Shares, the schedule on which such rights lapse and whether such repurchase rights lapse in full or in part as a result of the Merger or upon any other event. The information set forth on the Closing Capitalization Certificate with respect to the information set forth on Schedule 3.6(a)-1 and Schedule 3.6(a)-2 of the Company Disclosure Letter will be, as of the Closing Date, true and correct.

            (b) Options, Warrants and Rights. An aggregate of 1,500,000 shares of Company Common Stock are reserved and authorized for issuance pursuant to the Company Option Plans, of which options to purchase a total of 1,251,500 shares of Company Common Stock are outstanding as of the Agreement Date and will be subject to Company Options as of the Closing Date, except for Company Options that are exercised in accordance with their terms and Company Options granted pursuant to Section 5.14. No Company Options have been granted or are outstanding except for those Company Options that have been granted under and pursuant to the Company Option Plans as of the Agreement Date. Schedule 3.6(b) of the Company Disclosure Letter sets forth (in an Excel spreadsheet) (the "COMPANY OPTION Schedule") the following information for each Company Option and the holder thereof (one line for each Company Option) as of the Agreement Date:
(i) the holder's last name; (ii) the holder's first name; (iii) the holder's social security number; (iv) the total number of shares of Company Common Stock originally subject to the Company Option; (v) the date of grant of the Company Option; (vi) the base date that the Company Option's vesting is tied to; (vii) the Company Option's vesting schedule; (viii) the exercise price per underlying the shares of Company Common Stock; (ix) the type of grant (i.e., non-qualified or incentive stock option); (x) the number of shares of Company Common Stock issued to date upon prior exercises of the Company Option; (xi) the number of shares of Company Common Stock remaining subject to the Company Option (without regard to vesting); (xii) the number of shares of Company Common Stock for which the Company Option is then exercisable (i.e., vested); (xiii) the expiration date of the Company Common Option; (xiv) whether or not the holder is an employee of Company (indicate with a "Y" or an "N"); and (xv) whether the exercisability of such Company Option will be accelerated in any manner by any of the transactions contemplated by this Agreement, any Company Ancillary Agreement, any Sub Ancillary Agreement or any Significant Stockholders Ancillary Agreement or upon any other event or condition and the extent of acceleration, if any. True and complete copies of the Company Option Plans, the standard form of option agreement and option exercise agreement under the Company Option Plans and each agreement for each Company Option that does not conform to the standard form of option agreement under or option exercise agreement under the Company Option Plans have been delivered by Company to Parent. The information set forth on the Closing Capitalization Certificate with respect to the information set forth on Schedule 3.6(b) of the Company Disclosure Letter and the Closing Company Option Schedule (as defined in Section 5.15) will be, as of the Closing Date, true and correct.

            (c) Outstanding Securities of Sub. The authorized capital stock of Sub consists entirely of 10,000 shares of Sub Common Stock, all of which are issued and outstanding and are held by Company. Other than the shares of Sub Common Stock held by Company, no shares of Sub's capital stock are issued or outstanding. Sub holds no treasury shares. As of the Closing Date, there will have been no change in the authorized or outstanding capital stock of Sub as represented in this Section 3.6(c).

            (d) Valid Issuance. All issued and outstanding shares of Company Common Stock, Company Preferred Stock and Sub Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to any preemptive right, right of first refusal, right of first offer or right of rescission, and have been offered, issued, sold and delivered by Company or Sub, as applicable, in compliance with (i) all registration or qualification requirements (or applicable exemptions therefrom) of all applicable securities laws (including the Securities Act and any state "blue sky" securities law),
(ii) all other Applicable Laws, and (iii) all requirements set forth in applicable agreements or instruments binding on Company or Sub, as applicable. All shares of Company Common Stock subject to issuance under Company Options, upon issuance of such shares on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All Company Options have been issued and granted in compliance with (i) all registration or qualification requirements (or applicable exemptions therefrom) of all applicable securities laws (including the Securities Act or any other state "blue sky" securities law) and any other applicable legal requirements and (ii) all requirements set forth in applicable agreements or instruments binding on Company.

            (e) No Other Options, Warrants or Rights. Other than is set forth in
Section 3.6(a), (b) and (c), there are no options, warrants, convertible securities or other securities, calls, commitments, conversion privileges, preemptive rights, rights of first refusal, rights of first offer or other rights or agreements outstanding to purchase or otherwise acquire from Company or Sub (whether directly or indirectly) any shares of Company's or Sub's authorized but unissued capital stock or any securities convertible into or exchangeable for any shares of Company's or Sub's capital stock or obligating Company or Sub to grant, issue, extend, or enter into any such option, warrant, convertible security or other security, call, commitment, conversion privilege, preemptive right, right of first refusal, right of first offer or other right or agreement, and neither Company nor Sub has Liability for dividends accrued but unpaid.

            (f) No Voting Arrangements or Registration Rights. Except as contemplated by this Agreement, there are no voting agreements, voting trusts or proxies applicable to any shares of Company's or Sub's outstanding capital stock or any Company Options (i) to which Company, Sub or any Significant Stockholders is a party or, (ii) to Company's, Sub's and the Significant Stockholders' Knowledge, to which any other Person is a party. Neither Company nor Sub is under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

        3.7 Title to and Condition of Assets. Company and Sub have good and marketable title to all of their respective assets and properties used in the Business or as shown on the Balance Sheet included in the Financial Statements, free and clear of any Encumbrance (other than Permitted Liens). Such assets and properties are sufficient for the continued operation of the Business as currently conducted and presently proposed to be conducted, consistent with

Company's and Sub's current practice, and no other Person has any right, title or interest in any assets or properties that would interfere with Parent's ability to conduct the Business or Parent's use of the Business. All leases of real or personal property to which Company or Sub is a party are fully effective and afford Company or Sub peaceful and undisturbed possession of the subject matter of the lease. Neither Company nor Sub owns any real property.

        3.8 No Litigation. There is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against Company or Sub (or against any officer, director, employee, agent or other similar representative of Company or Sub in their capacity as such or relating to their employment, services or relationship with Company or Sub) before any Governmental Authority or arbitrator, nor, to Company's, Sub's or the Significant Stockholders' Knowledge, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against Company or Sub. To Company's, Sub's and the Significant Stockholders' Knowledge, there is no reasonable basis for any person to assert a claim against Company, Sub or any of the Significant Stockholders based upon: (a) Company's, Sub's or the Significant Stockholders' entering into this Agreement, any Company Ancillary Agreement, any Sub Ancillary Agreement or any Significant Stockholder Ancillary Agreement or consummating the Merger or any of the transactions contemplated by this Agreement, any Company Ancillary Agreement, any Sub Ancillary Agreement or any Significant Stockholder Ancillary Agreement; (b) a claim of ownership of, or options, warrants, convertible securities or other securities, calls, commitments, conversion privileges, preemptive rights, rights of first refusal, rights of first offer or other rights to acquire ownership of, any shares of capital stock of Company or Sub or any rights as a stockholder of Company or Sub, including any option, warrant or preemptive rights or rights to notice or to vote, other than the rights of Company as the sole stockholder of Sub and of the Company Stockholders with respect to the Company Common Stock shown as being owned by such persons on Schedule 3.6(a)-1 of the Company Disclosure Letter and the rights of holders of Company Options shown as being held by such persons on
Schedule 3.6(b) of the Company Disclosure Letter; or (c) any rights under any agreement between Company or Sub and any securities holder or former securities holder in such holder's capacity as such.

        3.9 Compliance with Laws. Company and Sub have materially complied, and are now and at the Closing Date will be in material compliance with all Applicable Laws applicable to Company, Sub or the Business, including securities laws and franchise and business opportunity or business investment laws. Company and Sub have received all material permits and approvals from, and have made all filings with, third parties, including Governmental Authorities, that are necessary to the conduct of the Business, and there exists no current default under or violation of any such permit or approval. Schedule 3.9 of the Company Disclosure Letter includes a summary of all violations of, or conflicts with, any Applicable Law and all allegations of any such violations of which Company or Sub has received notice from any third party, including any Governmental Authority, since January 1, 1997. There are no ongoing contracts, agreements, arrangements, commitments or undertakings relating to any violation of, or conflicts with, any Applicable Law by Company or Sub.

        3.10 Intellectual Property.

            (a) Sub (i) owns and has independently developed, or (ii) has the valid right or license to, all Intellectual Property Rights used in the conduct of the Business (such Intellectual Property Rights being hereinafter collectively referred to as the "SUB IP RIGHTS"). The Sub IP

Rights are sufficient in all material respects for the conduct of the Business as now conducted and as proposed to be conducted, and the consummation of the transactions contemplated hereby will not result in any termination or other material restriction being imposed on any such rights. As used in this Agreement, "SUB-OWNED IP RIGHTS" means Sub IP Rights which are owned or exclusively licensed to Sub, and "SUB-LICENSED IP RIGHTS" means Sub IP Rights which are not Sub-Owned IP Rights.

            (b) Neither the execution, delivery and performance of this Agreement, the Company Ancillary Agreements, the Sub Ancillary Agreements and the Significant Stockholders Ancillary Agreements nor the consummation of the Merger and the other transactions contemplated by herein or therein will, in accordance with their terms: (i) constitute a material breach of or default under any instrument, license or other contract, agreement, arrangement, commitment or undertaking governing any Sub IP Right (collectively, the "SUB IP RIGHTS AGREEMENTS"); (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Sub IP Right; or (iii) materially impair the right of Sub to use, possess, sell or license any Sub IP Right or portion thereof. There are no royalties, honoraria, fees or other payments payable by Sub to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, sale, marketing, advertising or disposition of any Sub IP Rights by Sub and none will become payable as a result of the consummation of the transactions contemplated by this Agreement, the Company Ancillary Agreements, the Sub Ancillary Agreements and/or the Significant Stockholders Ancillary Agreements.

            (c) Neither the use, development, manufacture, marketing, license, sale, furnishing or intended use of any product or service currently licensed, utilized, sold, provided or furnished by Sub or currently under development by Sub violates any contract, agreement, arrangement, commitment or undertaking (including any license) between Sub and any other Person or infringes or misappropriates any Intellectual Property Right of any other Person. There is no pending or threatened claim or litigation contesting the validity, ownership or right of Sub to exercise any Sub IP Right nor, to Company's, Sub's or the Significant Stockholders' Knowledge, is there any legitimate basis for any such claim. Neither Company nor Sub has received any notice asserting that any Sub IP Right or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other Person, nor, to Company's, Sub's or the Significant Stockholders' Knowledge, is there any legitimate basis for any such assertion.

            (d) To the Knowledge of Company, Sub and the Significant Stockholders, no current or former employee, consultant or independent contractor of Company or Sub: (i) is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, non-competition agreement or any other contract, agreement, arrangement, commitment or undertaking with any other party by virtue of such employee's, consultant's or independent contractor's being employed by, or performing services for, Sub or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Sub that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any Person any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or other proprietary work. The employment of any employee of Sub or the use by Sub of the services of any consultant or independent contractor does not subject Sub to any Liability to any other Person for improperly soliciting such employee, consultant or independent contractor to work for Sub, whether such Liability is based on contractual or other legal obligations of Company or Sub to such other Person.

            (e) Company and Sub have taken all commercially reasonable and appropriate steps to protect, preserve and maintain the secrecy and confidentiality of Sub's confidential information and to preserve and maintain all Sub's interests and proprietary rights in Sub IP Rights. All current and former officers, employees, consultants and independent contractors of Sub having access to proprietary information of Sub, its customers or business partners and inventions owned by Sub have executed and delivered to Sub an agreement regarding the protection of such proprietary information and the assignment of inventions to Sub (in the case of proprietary information of Sub's customers and business partners, to the extent required by such customers and business partners); and true, correct and complete copies of all such agreements have been delivered to Parent. Sub has secured valid written assignments from all of Sub's current and former employees, consultants and independent contractors who were involved in, or who contributed to, the creation or development of any Sub-Owned IP Rights, of the rights to such contributions that may be owned by such Persons or that Sub do not already own by operation of law. No current or former employee, officer, director, consultant or independent contractor of Sub has any right, license, claim or interest whatsoever in or with respect to any Sub IP Rights.

            (f) Schedule 3.10(f) of the Company Disclosure Letter contains a true and complete list of (i) all worldwide registrations made by or on behalf of Sub of any patents, copyrights, mask works, trademarks, service marks, rights in Internet or World Wide Web domain names or URLs with any governmental or quasi-governmental authority, including Internet domain name registrars, and
(ii) all applications, registrations, filings and other formal written governmental actions made or taken pursuant to Applicable Laws by Sub to secure, perfect or protect its interest in Sub IP Rights, including all patent applications, copyright applications, and applications for registration of trademarks and service marks. All registered patents, trademarks, service marks, rights in Internet or World Wide Web domain names or URLs, and copyrights held by Sub are valid, enforceable and subsisting.

            (g) Sub owns all right, title and interest in and to all Sub-Owned IP Rights free and clear of all Encumbrances and licenses (other than licenses and rights listed on Schedule 3.10(h)(i) of the Company Disclosure Letter). The right, license and interest of Sub in and to all Sub-Licensed IP Rights are free and clear of all Encumbrances and licenses (other than licenses and rights listed on Schedule 3.10(h)(ii) of the Company Disclosure Letter).

            (h) Schedule 3.10(h) of the Company Disclosure Letter contains a true and complete list of (i) all licenses, sublicenses and other contracts, agreements, arrangements, commitments and undertakings as to which Sub is a party and pursuant to which any Person is authorized to use any Sub IP Rights and a notation indicating whether such license, sublicense or such other contract, agreement, arrangement, commitment or undertaking is in the form of Sub's standard end user license without material modification, and (ii) all licenses, sublicenses and other contracts, agreements, arrangements, commitments and undertakings as to which Sub is a party and pursuant to which Sub is authorized to use any Intellectual Property Rights owned by any Person other than Sub (other than non-exclusive object code licenses of software generally available to the public at a per copy license fee of less than $1,000). Sub's standard form(s) of end user license are attached as Schedule 3.10(h) of the Company Disclosure Letter.

            (i) Neither Sub nor any other Person acting on its behalf has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Sub Source Code (as defined below). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by Sub or any Person acting on its behalf to any Person of any Sub Source Code. Schedule 3.10(i) of the Company Disclosure Letter identifies each contract, agreement, arrangement, commitment or undertaking (whether written or oral) pursuant to which Sub has deposited, or is or may be required to deposit, with an escrowholder or any other Person, any Sub Source Code, and describes whether the execution of this Agreement, the consummation of the Merger or any of the other transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Sub Source Code. As used in this Section 3.10(i), "SUB SOURCE CODE" means, collectively, any software source code, any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Sub IP Rights.

            (j) To the Knowledge of Company, Sub and the Significant Stockholders, there is no unauthorized use, disclosure, infringement or misappropriation of any Sub IP Rights by any Person, including any employee or former employee of Sub. Sub has not agreed to indemnify any Person for any infringement of any Intellectual Property Rights of any Person by any product or service that has been (i) sold, supplied, marketed, distributed or provided by Sub; or (ii) licensed or leased to any Person.

            (k) All software developed by Sub and licensed by Sub to customers, and all services provided by or through Sub to customers on or prior to the Closing Date (i) conform in all material respects (to the extent required in contracts, agreements, arrangements, commitments and undertakings with such customers) to applicable contractual commitments, express and implied warranties, product specifications and product documentation and to any representations provided to customers, and (ii) allow each such customer to use such software and services for an unlimited number of its employees and other similar applicants without any degradation of performance, and neither Sub nor any of its Subsidiaries has any material Liability (and, to Company's, Sub's or the Significant Stockholders' Knowledge, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Sub giving rise to any material Liability relating to the foregoing contracts, agreements, arrangements, commitments and undertakings) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Balance Sheet. Sub has provided Parent with all documentation and notes relating to the testing of Sub's software products and plans and specifications for software products currently under development by Sub.

            (l) No government funding; facilities of a university, college, other educational institution or research center; or funding from any Person was used in the development of the computer software programs or applications owned by Sub. To the Knowledge of Company, Sub and the Significant Stockholders, no current or former employee, consultant or independent contractor of Sub who was involved in, or who contributed to, the creation or development of any Sub IP Rights, has performed services for the government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Sub.

            (m) No Public Software (as defined below) forms part of the Sub IP Rights or was or is used in connection with the development of any Sub IP Right, incorporated in whole or in part, or has been distributed, in whole or in part, in conjunction with any Sub IP Right. As used in this Section 3.10(m), "PUBLIC SOFTWARE" means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU's General Public License (GPL) or Lesser/Library GPL (LGPL);
(ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

        3.11 Taxes.

            (a) Company and Sub have timely filed all returns, reports, estimates and information statements relating to Taxes (the "RETURNS") required to be filed by Company or Sub. All such Returns are true, complete and correct in all material respects. Except to the extent adequate reserves have been established in the Financial Statements, Company and Sub have paid when due all Taxes required to be paid in respect of all periods for which Returns have been filed, have made all necessary estimated Tax payments, and have no Liability for Taxes in excess of the amount so paid. No deficiencies for any Tax have been threatened, claimed, proposed or assessed in writing against Company or Sub which have not been settled or paid. Since December 31, 1998, no Return of Company or Sub has ever been audited by the Internal Revenue Service or any other taxing agency or authority, no such audit is in progress and neither Company nor Sub has been notified of any request for such an audit or other examination. There are no contracts, agreements, arrangements, commitments or undertakings relating to any prior audit of Company or Sub, and there are no contracts, agreements, arrangements, commitments or undertakings with the Internal Revenue Service or any other taxing agency or authority that have or are reasonably likely to have a material and adverse impact on Company's and Sub's current Taxes that are not reflected in the Financial Statements. Neither Company nor Sub has any current or deferred Tax Liabilities and will not as a result of the transactions contemplated herein become liable for any Tax not adequately reserved against on the Financial Statements. Neither Company nor Sub has any current or deferred Tax Liabilities and will not as a result of the transactions contemplated herein become liable for any Tax not adequately reserved against on the Financial Statements. There is not in effect any waiver by Company or Sub of any statute of limitations with respect to any Taxes or agreement to any extension of time for filing any Return which has not been filed, and neither Company nor Sub has consented to extend to a date later than the Agreement Date the period in which any Tax may be assessed or collected by any taxing authority. Neither Company nor Sub has been a member of an affiliated group filing a consolidated federal income tax Return (other than a group the common parent of which is Company) and neither Company nor Sub has any Liability for the Taxes of any Person (other than Company) under Section 1.1502-6 of the Treasury Regulations issued under the Internal Revenue Code (the "REGULATIONS") (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise. As of the Agreement Date, there are no items of income, gain, loss, or deduction that are required to be taken into account under the matching and acceleration rules of Sections 1.1502-13 or 1.1502-14 of the Regulations. Neither Company nor Sub has been a party to a transaction intending to qualify as a transaction described in Section 355 of the Internal Revenue Code within the last two years. Neither Company nor Sub has elected to be treated as an S corporation or a collapsible corporation within the meaning of Section 1362 or Section 341 of the Internal Revenue Code.

            (b) Except to the extent adequate reserves have been established in the Financial Statements, Company and Sub have (i) complied with all Applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Internal Revenue Code or similar provisions under any foreign law), (ii) within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all Applicable Laws, including federal and state income taxes, FICA, Medicare and FUTA, and (iii) timely filed all withholding tax Returns.

            (c) No benefit payable or which may become payable by Company or Sub pursuant to any Employee Plan (as defined in Section 3.22(b)) or as a result of or arising under this Agreement or the Merger will constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Internal Revenue
Code) which is subject to the imposition of an excise tax under Section 4999 of the Internal Revenue Code or which would not be deductible by reason of Section 280G of the Internal Revenue Code.

        3.12 No Brokers. Neither Company or Sub nor any of their respective Affiliates is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement, and Parent will not incur any Liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement, the Merger or any act or omission of Company, Sub, any of their respective Affiliates or any of their respective employees, officers, directors, stockholders or agents.

        3.13 Privacy. Company and Sub have not collected any personally identifiable information from any third parties except as described in Schedule
3.13 of the Company Disclosure Letter. Company and Sub have complied with all Applicable Laws and Sub's internal privacy policies relating to (a) the privacy of users of Sub's products and services and all Internet websites owned, maintained or operated by Sub (the "SUB Websites"), and (b) the collection, storage and transfer of any personally identifiable information collected by Company, Sub or by third parties having authorized access to Company's or Sub's records. The Merger complies with all Applicable Laws relating to privacy and with Sub's privacy policy. Copies of all current and prior privacy policies of Sub, including the privacy policies included in the Sub Websites, are attached as Schedule 3.13 of the Company Disclosure Letter. Each of the Sub Websites and all materials distributed or marketed by Company or Sub have at all times made all disclosures to users or customers required by Applicable Laws and none of such disclosures made or contained in any Sub Website or in any such materials have been inaccurate, misleading or deceptive or in violation of any Applicable Laws.

        3.14 Contracts, Agreements, Arrangements, Commitments and Undertakings.
Schedule 3.14 of the Company Disclosure Letter sets forth a list of each of the following written or oral contracts, agreements, arrangements, commitments or undertakings, including leases, licenses, permits, assignments, mortgages, transactions, obligations, commitments or other instruments, to which Company or Sub is a party or to which Company, Sub or any of their respective assets or properties are bound:

            (a) any contract, agreement, arrangement, commitment or undertaking providing for payments (whether fixed, contingent or otherwise) by or to it in an aggregate amount of $50,000 or more;

            (b) any dealer, distributor, OEM (Original Equipment Manufacturer), VAR (Value Added Reseller), sales representative or similar agreement under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for, any product, service or technology of Sub or to provide training or other services to Sub's customers;

            (c) any contract, agreement, arrangement, commitment or undertaking providing for the development of any software, content (including textual content and visual, photographic or graphics content), technology or intellectual property for (or for the benefit or use of) Sub, or providing for the purchase or license of any software, content (including textual content and visual or graphics content), technology or intellectual property to (or for the benefit or use of) Sub, which software, content, technology or intellectual property is in any manner used or incorporated (or is contemplated by Sub to be used or incorporated) in connection with any aspect or element of any product, service or technology of Company (other than software generally available to the public under a "shrink-wrap" license at a per copy license fee of less than $1,000 per copy);

            (d) any joint venture or partnership contract, agreement, arrangement, commitment or undertaking which has involved, or is reasonably expected to involve, a sharing of profits, expenses or losses with any other party or the joint development of any product, service, software or other technology with any third party;

            (e) any contract, agreement, arrangement, commitment or undertaking for or relating to the employment of any officer, employee or consultant of Company or Sub or any other type of contract, agreement, arrangement, commitment or undertaking with any officer, employee or consultant of Company or Sub that is not immediately terminable by Company or Sub without cost or other liability;

            (f) any contract, agreement, arrangement, commitment or undertaking, including any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement or guarantee, for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board;

            (g) any contract, agreement, arrangement, commitment or undertaking, including any lease, under which Company or Sub is lessee of or holds or operates any items of tangible personal property or real property owned by any third party;

            (h) any contract, agreement, arrangement, commitment or undertaking that restricts Company or Sub from: (i) engaging in any aspect of the Business;
(ii) participating or competing in any line of business or in any market; (iii) freely setting prices for Sub's products, services or technologies (including most favored customer pricing provisions); (iv) engaging in any business in any market or geographic area; or (v) soliciting potential employees, consultants, contractors or other suppliers or customers;

            (i) any contract, agreement, arrangement, commitment or undertaking relating to Intellectual Property Rights, any Sub IP Rights or the license of any software, technology, Intellectual Property Rights or Proprietary Assets;

            (j) any contract, agreement, arrangement, commitment or undertaking relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of capital stock or other securities of Company or Sub or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor, except for those contracts, agreements, arrangements, commitments or undertakings conforming to the standard option agreement under the Company Option Plans;

            (k) any consulting or similar agreement under which Sub provides any advice or services to a third party for an annual compensation to Sub of $50,000 per year or more;

            (l) any contract, agreement, arrangement or undertaking with, or commitment to, any labor union or collective bargaining unit; and

            (m) any other contract, agreement, arrangement, commitment or undertaking that involves a current or future commitment by Company or Sub in excess of $50,000.

        A true and complete copy of each any contract, agreement, arrangement, commitment or undertaking required by these subsections (a) through (m) of this Section to be listed on Schedule 3.14 of the Company Disclosure Letter (such contracts, agreements, arrangements, commitments and undertakings being hereinafter collectively referred to as the "MATERIAL AGREEMENTS") has been delivered to Parent.

        3.15 No Default; No Restrictions.

            (a) Company and Sub are not, nor to Company's, Sub's or any Significant Stockholder's Knowledge is any other party, in material breach or default under any Material Agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Material Agreement, or (ii) to Company's, Sub's or any Significant Stockholder's Knowledge, give any third party (A) the right to declare a default or exercise any remedy under any Material Agreement, (B) the right to a rebate, chargeback, penalty or change in delivery schedule under any Material Agreement, (C) the right to accelerate the maturity or performance of any obligation of Company or Sub under any Material Agreement, or (D) the right to cancel, terminate or modify any Material Agreement. Neither Company nor Sub has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Agreement. Neither Company nor Sub has any material Liability for renegotiation of government contracts or subcontracts, if any.

            (b) Neither Company nor Sub is a party to, and no asset or property of Company or Sub is bound or affected by, any judgment, injunction, order, decree, contract, agreement, arrangement, commitment or undertaking (noncompete or otherwise) that restricts or prohibits, or purports to restrict or prohibit, Company or Sub or, following the Effective Time, Parent, from freely engaging in the Business, from competing anywhere in the world (including any judgments, injunctions, orders, decrees, contracts, agreements, arrangements, commitments or undertakings restricting the geographic area in which Company or Sub may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that Company or Sub may address in operating the Business or restricting the prices which Company or Sub may charge for its products, technology or services), or includes any grants by Company or Sub of exclusive rights or licenses.

        3.16 Financial Statements. Company and Sub have delivered to Parent, as
Schedule 3.16 of the Company Disclosure Letter, (a) the audited consolidated balance sheets of Company as of June 30, 1999, 2000 and 2001 and Company's audited consolidated statements of operations, statements of cash flows and statements of changes in stockholders' equity for each of the fiscal years then ended, and (b) the unaudited consolidated balance sheet of Company as of March 31, 2002 and Company's unaudited consolidated statement of operations for the nine months ended March 31, 2002 (all such audited and unaudited financial statements of Company and Sub and any notes thereto are hereinafter collectively referred to as the "FINANCIAL STATEMENTS"). The Financial Statements (a) are derived from and in accordance with the books and records of Company and Sub,
(b) fairly present the consolidated financial condition of Company and Sub at the dates therein indicated and the results of operations for the periods therein specified, and (c) have been prepared in accordance with GAAP applied on a basis consistent with prior periods (except, solely in the case of any of such Financial Statements that are unaudited, for any absence of notes thereto and the absence of year-end audit adjustments). Company and Sub have no material debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, except for (i) those shown on Company's unaudited consolidated balance sheet as of March 31, 2002 that are included in the Financial Statements (the "BALANCE SHEET"), and (ii) those that may have been incurred by Company or Sub after March 31, 2002 (the "BALANCE SHEET DATE") in the ordinary course of Company's and Sub's business consistent with their past practices, that are not in excess of $50,000, either individually or collectively, and are not required to be set forth in the Balance Sheet under GAAP. All reserves established by Company and Sub that are set forth in or reflected in the Balance Sheet are reasonably adequate. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Balance Sheet as required by said Statement No. 5.

        3.17 Financial Projections. Company and Sub have delivered to Parent financial projections for the fiscal quarter in the period from March 31, 2002 to June 30, 2002 (the "FINANCIAL PROJECTIONS"), a copy of which is included as
Schedule 3.17 of the Company Disclosure Letter. The Financial Projections have been prepared in good faith by Company and Sub based upon reasonable assumptions and represent Company's and Sub's best good faith estimates as to their respective future results of operations. Notwithstanding the foregoing, neither Company, Sub nor the Significant Stockholders makes any representation or warranty regarding the accuracy or achievability of the Financial Projections following the Effective Time.

        3.18 Absence of Certain Changes. Since the Balance Sheet Date, Sub has operated the Business in the ordinary course, consistent with its past practice, and since the Balance Sheet Date there has not been with respect to Company or Sub any:

            (a) Material Adverse Change or any event or change which could prevent or materially delay its ability to consummate the Merger;

            (b) amendment or change in its Certificate of Incorporation or Articles of Incorporation, as applicable, or Bylaws;

            (c) incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties, (ii) any Liability for borrowed money, or (iii) any Liability as a guarantor or surety with respect to the obligations of others;

            (d) grant or issuance of any options, warrants or other rights to acquire from it, directly or indirectly, except as described in Section 3.6, or any offer, issuance or sale by it of, any of its debt or equity securities;

            (e) acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of its capital stock, or any acceleration or release of any right to repurchase shares of its capital stock upon the stockholder's termination of employment or services with it or pursuant to any right of first refusal;

            (f) payment or discharge of any Liability or Encumbrance on any of its assets or properties that was incurred not in the ordinary course of business or in an amount in excess of $50,000 for any Liability or Encumbrance;

            (g) purchase, license, sale, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of its assets, properties or goodwill (other than licenses granted in the ordinary course of business, consistent with past practice);

            (h) damage, destruction or loss affecting business or any material property or asset, whether or not covered by insurance;

            (i) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, stock dividend, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of its capital stock or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities;

            (j) change or increase in the compensation, including severance compensation, payable or to become payable to any of its officers, directors, employees or consultants or in any bonus or pension, insurance or other Employee Plan (including stock awards, stock option grants, stock appreciation rights or stock option grants) made to or with any of such officers, employees or agents, except for increases of less than 10% to employees who are not officers or directors in connection with normal employee salary or performance reviews in the ordinary course of business, consistent with past practice;

            (k) change with respect to its management, supervisory or other key personnel, or termination of employment of a material number of its employees;

            (l) Liability incurred by it to any of its officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers in the ordinary course of business, consistent with its past practice;

            (m) making by it of any loan, advance or capital contribution to, or any investment in, any Person;

            (n) entering into, amendment of, relinquishment, termination or non-renewal by it of any contract, agreement, arrangement, commitment or undertaking other than in the ordinary course of business, consistent with its past practice, or any written or, to Company's, Sub's or the Significant Stockholders' Knowledge, oral indication or assertion by the other party thereto of any material problems with its services or performance under such contract, agreement, arrangement, commitment or undertaking or its desire to so amend or modify, relinquish, terminate or not renew any such contract, agreement, arrangement, commitment or undertaking;

            (o) written or, to Company's, Sub's or the Significant Stockholders' Knowledge, oral assertion by any of its customers of any complaint regarding its services or products which, if substantiated, would be reasonably likely to have a Material Adverse Effect on it;

            (p) agreement made by it to provide exclusive services to any Person or not to engage in any type of business activity;

            (q) material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

            (r) entering into by it of any transaction, contract, agreement, arrangement, commitment or undertaking that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on the part of it that involves in excess of $50,000 or that is not entered into in the ordinary course of business, consistent with its past practice, or the conduct of any business or operations other than in the ordinary course of business, consistent with its past practice;

            (s) license, transfer or grant of a right under any Sub IP Rights (as defined in Section 3.10(a)), other than those licensed, transferred or granted in the ordinary course of business, consistent with its past practice;

            (t) material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by it or any material revaluation by it of any of its material assets;

            (u) labor dispute or claim of unfair labor practices;

            (v) deferral of the payment of any accounts payable outside the ordinary course of business or in an amount which is material or any discount, accommodation or other concession made outside the ordinary course of business in order to accelerate or induce the collection of any receivable; or

            (w) any contract, agreement, arrangement, commitment or undertaking made by it to do any of the foregoing or to take any action which, if taken before the Agreement Date, would have made any representation or warranty set forth in this Article III untrue or incorrect as of the date when made.

        3.19 Closing Certificate. The Closing Balance Sheet set forth on the Closing Certificate will, as of the Closing Date, (a) be derived from and be in accordance with the books and records of Company and Sub; (b) fairly and accurately represent the financial condition of Company and Sub at the Closing Date in conformity with GAAP; and (c) have been prepared in accordance with GAAP applied on a basis consistent with prior periods except for any absence of notes thereto. The classification of Company's current assets and current liabilities set forth on the Closing Balance Sheet will, as of the Closing Date, be consistent with the classification of Company's current assets and current liabilities set forth on the balance sheet of Company as of March 31, 2002 included in the Financial Statements. The deferred revenue accounts set forth on the Closing Balance Sheet represent (a) amounts which have been duly contracted for and have been or will be fully collectible in the book amounts thereof, and
(b) revenues which will be fully recognizable as such in the future upon the satisfaction of any applicable contractual commitments.

        3.20 Debt and Accounts Payable. Schedule 3.20 of the Company Disclosure Letter lists all of Company's and Sub's indebtedness for money borrowed ("DEBT"), including, for each item of Debt, the interest rate, maturity date and any assets securing such Debt. All Debt may be prepaid at the Closing without penalty under the terms of agreements governing the Debt. Schedule 3.20 of the Company Disclosure Letter also lists all accounts payable of Company and Sub as of the Agreement Date.

        3.21 Accounts Receivable. The accounts receivable of Company and Sub shown on the Balance Sheet arose in the ordinary course of business consistent with past practice, and have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the Balance Sheet. Allowances for doubtful accounts are adequate and have been prepared in accordance with GAAP and in accordance with the past practices of Company and Sub. The accounts receivable of Company and Sub arising after the Balance Sheet Date and prior to the Closing Date arose or will arise in the ordinary course of business, consistent with past practice, and have been collected or are collectible in the book amounts thereof, less allowances for doubtful accounts determined in accordance with GAAP and the past practices of Company and Sub. None of the accounts receivable of Company and Sub is subject to any material claim of offset, recoupment, setoff or counter-claim and Company, Sub and the Significant Stockholders have no Knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of accounts receivable are contingent upon the performance by Company or Sub of any contract, agreement, arrangement, commitment or undertaking other than (a) normal warranty repair and replacement, or (b) pursuant to Sub's standard form of service agreement, a copy of which is attached as Schedule 3.21 of the Company Disclosure Letter. No Person has any lien on any of such accounts receivable and no agreement for deduction or discount has been made with respect to any of such accounts receivable. Schedule
3.21 of the Company Disclosure Letter sets forth an aging of accounts receivable of Company and Sub in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts.

        3.22 Employee Matters.

            (a) Generally. Company and Sub: (i) have never been and are not now subject to a union organizing effort; (ii) are not subject to any collective bargaining agreement with respect to any of their respective employees; (iii) are not subject to any other contract, agreement, arrangement, commitment or undertaking with any trade or labor union, employees' association or similar organization; and (iv) have no current labor disputes and have had no material labor disputes or claims of unfair labor practices. Company and Sub have good labor relations, and Company, Sub and the Significant Stockholders have no Knowledge of any facts indicating that the consummation of the transactions provided for herein will have a material adverse effect on its labor relations, and Company, Sub and the Significant Stockholders have no Knowledge that any Key Employee (as defined in Section 7.2(k)), or any significant number of other employees, intends to leave Sub's employ or to decline to accept employment with Parent following the Closing. No Key Employee or significant number of other employees of Sub has given notice that such employee intends to terminate his or her employment with Sub. There are no strikes, slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of Sub. Company and Sub are in compliance with all Applicable Laws regarding employment practices, terms and conditions of employment, and wages and hours (including ERISA), the Worker Adjustment Retraining and Notification Act, as amended, or any similar state or local law) and have correctly classified employees as exempt employees and non-exempt employees under the Fair Labor Standards Act. Except as set forth in Schedule 3.22(a) of the Company Disclosure Letter, neither Company nor Sub has any contracts, agreements, arrangements, commitments or undertakings with employees or consultants of Sub currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). All independent contractors have been properly classified as independent contractors for the purposes of federal and applicable state tax laws, laws applicable to employee benefits and other Applicable Laws. All Sub's employees are legally permitted to be employed by Sub in the jurisdiction in which such employee is employed. Company and Sub will have no liability to any employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.

            (b) Employee Plans. Schedule 3.22(b) of the Company Disclosure Letter contains a list of all employment and consulting agreements, pension, retirement, disability, medical, dental or other health plans, life insurance or other death benefit plans, profit sharing, deferred compensation agreements, stock, option, bonus or other incentive plans, vacation, sick, holiday or other paid leave plans, severance plans or other similar employee benefit plans maintained or contributed to by Company or any ERISA Affiliate (the "EMPLOYEE PLANS"), including all "employee benefit plans" as defined in Section 3(3) of ERISA. Company has delivered true and complete copies or descriptions of all the Employee Plans to Parent. Each of the Employee Plans and its operation and administration are in compliance with all Applicable Laws and ordinances, orders, rules and regulations, including the requirements of ERISA and the Internal Revenue Code. In addition, within the past five years, neither Company nor Sub has never been a participant in any "prohibited transaction," within the meaning of Section 406 of ERISA with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) which it sponsors as employer or in which it participates as an employer, which was not otherwise exempt pursuant to
Section 408 of ERISA (including any individual exemption granted under Section 408(a) of ERISA), or which could result in an excise tax under the Internal Revenue Code. No Employee Plans will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans. Neither Company nor Sub has ever contributed to or been required to contribute to any multi-employer pension plan as defined in Section 3(37) of ERISA, and will not have any contingent withdrawal liability under ERISA. All Employee Plans, to the extent applicable, are in compliance with (a) the continuation coverage requirements of Section 4980B of the Internal Revenue Code and Sections 601 through 608 of ERISA, (b) the Americans with

Disabilities Act of 1990, as amended, and the regulations thereunder, and (c) the Family Medical Leave Act of 1993, as amended, and the regulations thereunder. All individuals who, pursuant to the terms of any Employee Plans, are entitled to participate in the Employee Plans, currently are participating in such Employee Plans or have been offered an opportunity to do so. Company and Sub have timely filed and delivered to Parent annual reports (Form 5500) for each Employee Plan that is an "employee benefit plan" as defined under ERISA for the past three years.

            (c) No Employment Agreements. To the Knowledge of Company, Sub and the Significant Stockholders, no employee of Sub is in violation of any term of any employment contract or any other contract, agreement, arrangement, commitment or undertaking, or any restrictive covenant, relating to the right of any such employee to be employed by Sub or to use trade secrets or proprietary information of others, and, to the Knowledge of Company, Sub and the Significant Stockholders, the employment of any employee of Sub does not subject it to any Liability to any third party.

            (d) No Representations to Employees or Consultants of Sub. Neither Company nor Sub has made any representations to any employee or consultant of Sub concerning the length of time that the employee's or consultant's work or employment with Parent may continue or the compensation or benefits or other terms or conditions of employment with Parent to be offered to employees or consultants of Sub by Parent.

            (e) Immigration Law Compliance. No employee of Sub holds any visa from the United States Government and Sub is not sponsoring any of its employees with respect to any visa or other authorization. All employees of Sub were hired in compliance with all laws, statutes, regulations and requirements for the lawful hiring of employees who are not citizens of the United States of America.

            (f) Certain Agreements. Neither Company nor Sub is a party to any
(i) agreement with any of its executive officer or other key employee of (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Company or Sub in the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee, or (C) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment, or (ii) agreement or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Neither Company nor Sub has obligations to pay any amounts, or provide any benefits, to any former employees or officers, other than obligations for which Company and Sub have established a reserve on the Balance Sheet, which reserve is in an amount equal to the amount of such obligations, and other than obligations pursuant to agreements entered into after the Balance Sheet Date and disclosed on Schedule 3.22(f) of the Company Disclosure Letter.

            (g) Employee List. A list of all employees, officers and consultants of Sub and their current compensation and benefits as of the date of this Agreement is set forth on Schedule 3.22(g) of the Company Disclosure Letter.

            (h) Contributions. All contributions due from Sub with respect to any of the Employee Plans and all employee social security contributions have been made or accrued on the Financial Statements, and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice after the Balance Sheet Date as a result of operations of Sub after the Balance Sheet Date, all of which have been paid.

            (i) Continuation of Coverage; COBRA. The group health plans (as defined in Section 4980B(g) of the Internal Revenue Code) that benefit employees are in compliance with the continuation coverage requirements of Section 4980B of the Internal Revenue Code as such requirements affect Sub and its employees. As of the Closing Date, there will be no outstanding, uncorrected violations under the Consolidation Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), with respect to any of Sub's Employee Plans, covered employees, or qualified beneficiaries that could result in a material adverse effect on Sub after the Closing Date.

            (j) International Employee Plan. Each plan that has been adopted or maintained by Company or Sub, whether informally or formally, for the benefit of employees outside the United States (each, an "INTERNATIONAL EMPLOYEE PLAN") has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by Applicable Laws. No International Employee Plan has unfunded Liabilities that, as of the Closing Date, will not be offset by insurance or that are not fully accrued on the Financial Statements. Except as required by law, no condition exists that would prevent Company or Sub from terminating or amending any International Employee Plan at any time for any reason in accordance with the terms of each such International Employee Plan (other than normal and reasonable expenses typically incurred in a termination event).

        3.23 No Right to Purchase the Business. There are no options, rights of first refusal, rights of first offer or other rights or agreements outstanding to purchase or otherwise acquire (whether directly or indirectly) all or any portion of the Business.

        3.24 Required Vote of the Company Stockholders. The affirmative vote of the holders of at least a majority of the shares of Company Common Stock that are issued and outstanding on the Record Date (as defined below) is the only vote of the holders of any of the shares of Company's capital stock that is necessary to approve this Agreement, the Merger and any other transactions contemplated by this Agreement under Applicable Laws, Company's Certificate of Incorporation and Bylaws, each as amended, and under any contract, agreement, arrangement, commitment or undertaking regarding the voting of shares of Company's capital stock. As used in this Section 3.24, the term "RECORD DATE" means the record date for determining those Company Stockholders who are entitled to vote in connection with the approval of the Merger pursuant to this Agreement and the Merger.

        3.25 No Existing Discussions. Neither Company or Sub nor any director, officer, stockholder, employee or agent of Company or Sub is engaged, directly or indirectly, in any discussions or negotiations with any third party relating to any transaction that would be inconsistent with the accomplishment of the Merger hereunder or the Merger, such as any merger, consolidation, sale of assets or similar business combination transaction involving Company.

        3.26 Corporate Documents. Company has provided to Parent complete and correct copies of all documents identified in Company Disclosure Letter and each of the following: (a) copies of Company's Certificate of Incorporation and Bylaws, each as amended to date; (b) copies of Sub's Articles of Incorporation and Bylaws, each as amended to date; (c) copies of the minute books of Company and Sub containing records of all proceedings, consents, actions and meetings of Company's and Sub's directors, committees of the Board of Directors and stockholders since January 1, 1997; (d) copies of Company's and Sub's stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option grants and agreements; and (e) all permits, orders and consents issued by any regulatory agency since January 1, 1997 with respect to Company or Sub, or any securities of Company or Sub, and all applications for such permits, orders and consents.

        3.27 Environmental Matters.

            (a) Company, Sub and their predecessors and Affiliates have complied in all material respects, and are in material compliance, with all applicable Environmental, Health and Safety Requirements (as defined below), which compliance includes the possession by Company and Sub of all permits and other governmental authorizations required under applicable Environmental, Health and Safety Requirements, and compliance with the terms and conditions thereof. All permits and other governmental authorizations currently held by Company or Sub pursuant to any Environmental, Health and Safety Requirements are identified on
Schedule 3.27(a) of the Company Disclosure Letter. Company, Sub and their predecessors and Affiliates have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, including any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to Liabilities, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to any Environmental, Health and Safety Requirements. Company, Sub and their predecessors and Affiliates have not, either expressly or by operation of law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental, Health and Safety Requirements.

            (b) For purposes of this Section 3.27, "ENVIRONMENTAL, HEALTH AND SAFETY REQUIREMENTS" means (i) all foreign, federal, state, local, municipal or other laws, ordinances, regulations, rules and other provisions having the force or effect of law, and judicial and administrative orders, writs, injunctions, awards, judgments, decrees and determinations, and (ii) all contractual obligations concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

        3.28 Books and Records. The books, records and accounts of Company and Sub (a) are in all material respects true and complete, (b) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (c) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of Company and Sub, and (d) accurately and fairly reflect the basis for the Financial

Statements. Company and Sub have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management's general or specific authorization, (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with GAAP, and (ii) to maintain accountability for assets, and (c) the amount recorded for assets on the books and records of Company and Sub is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

        3.29 Insurance. Company and Sub maintain policies of insurance and bonds (the "INSURANCE POLICIES") of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar in type and size to those of Company or Sub, including all legally required workers' compensation insurance and errors and omissions, casualty, fire and general liability insurance. All Insurance Policies now held by Company and Sub are set forth in
Schedule 3.29 of the Company Disclosure Letter, together with the name of the insurer under each Insurance Policy, the type of policy or bond, the coverage amount and any applicable deductible of the Insurance Policy, and other applicable provisions, as of the Agreement Date. All premiums due and payable under all Insurance Policies have been timely paid. Company and Sub are in compliance with the terms of the Insurance Policies, and all Insurance Policies are in full force and effect. Company, Sub and the Significant Stockholders have no Knowledge of any threatened termination of, or material premium increase with respect to, any Insurance Policy. Schedule 3.29 of the Company Disclosure Letter sets forth all material claims made under the Insurance Policies since December 31, 2000. There is no claim pending under any the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of the Insurance Policies.

        3.30 Customers. Sub has no outstanding material disputes concerning its goods and/or services with any customer who, in the year ended December 31, 2001 or the three months ended March 31, 2002 was one of the twenty largest sources of revenues for Sub, based on amounts paid (each, a "SIGNIFICANT CUSTOMER"), and Company, Sub and the Significant Stockholders have not received any written notice by any Significant Customer relating to such Significant Customer's dissatisfaction with the performance of Company's or Sub's products or services. Company, Sub and the Significant Stockholders have not received notice from any Significant Customer that such customer will not continue as a customer of Sub after the Closing or that any such customer intends to terminate or materially modify existing contracts, agreements, arrangements, commitments or undertakings with Sub or reduce the amount paid to Sub for products and services.

        3.31 Directors and Officers. Schedule 3.31 of the Company Disclosure Letter accurately identifies all of the directors and officers of Company and Sub.

        3.32 Certain Payments. Since January 1, 1997, neither Company nor Sub, nor any officer, director, Affiliates or employees thereof, has offered, paid, promised to pay or authorized payment of, or given any money, gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (a) governmental official or employee, (b) political party or candidate thereof, or (c) Person while knowing that all or a portion of such money or thing of value will be given or offered to any governmental official or employee or political party or candidate thereof.

        3.33 Bank Accounts. Schedule 3.33 of the Company Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Sub maintains accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

        3.34 Certain Transactions and Agreements. No Person who is an officer, director or stockholder of Company or Sub, or a member of any such officer's, director's or stockholder's immediate family, (a) has or ever had any direct or indirect ownership interest in, or any employment or consulting agreement with, any firm or corporation that competes with Company, Sub or Parent (except with respect to any interest of less than 1% of the outstanding voting shares of any corporation whose stock is publicly traded), (b) is or ever has been directly or indirectly interested in any contract, agreement, arrangement, commitment or undertaking with Company or Sub, except for compensation for services as an officer, director or employee of Company or Sub as listed in Schedule 3.34 of the Company Disclosure Letter, (c) has or ever had any interest in any property, real or personal, tangible or intangible, used in the Business, except for the normal rights of a stockholder, or (d) has had, either directly or indirectly, a material interest in (i) any Person which purchases from or sells, licenses or furnishes to Sub any goods, property, technology or intellectual or other property rights or services; or (ii) any contract, agreement, arrangement, commitment or undertaking to which Company or Sub is a party or by which Company or Sub may be bound or affected.

        3.35 Material Misstatements or Omissions. No representation or warranty by Company, Sub or the Significant Stockholders in this Agreement or in any Company Ancillary Agreement, any Sub Ancillary Agreement or any the Significant Stockholders Ancillary Agreement, as applicable, contains, or will when furnished contain, any untrue statement of a material fact, or omits, or will then omit, to state a material fact necessary to make any statement of facts contained herein or therein not materially misleading. There have been no events or transactions, or information that has come to the attention of Company, Sub or the Significant Stockholders which could reasonably be expected to have a Material Adverse Effect on Sub.

        3.36 Information Supplied. None of the information supplied or to be supplied by Company or Sub for inclusion in the Information Statement (as defined in Section 5.8), at the date such information is supplied and at the time of the Company Stockholders Meeting or the Company Stockholders Vote contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        3.37 Tax Matters. None of Company, Sub or, to the Knowledge of Company, Sub or the Significant Stockholders, any of their respective Affiliates, has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Parent or any of its Affiliates) would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

                                   ARTICLE IV

     REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER SUB II

        Parent, Merger Sub and Merger Sub II represent and warrant to Company that each of the representations, warranties and statements contained in the following Sections of this Article IV is true and correct as of the Agreement Date and will be true and correct on and as of the Closing Date.

        4.1 Corporate Organization.

            (a) Parent. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and the Parent Ancillary Agreements, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. "PARENT ANCILLARY AGREEMENTS" means all certificates and documents that Parent is to execute and deliver pursuant to this Agreement.

            (b) Merger Sub. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and the Merger Sub Ancillary Agreements, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. "MERGER SUB ANCILLARY Agreements" means all certificates and documents that Merger Sub is to execute and deliver pursuant to this Agreement.

            (c) Merger Sub II. Merger Sub II is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and the Merger Sub II Ancillary Agreements, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. "MERGER SUB II ANCILLARY AGREEMENTS" means all certificates and documents that Merger Sub II is to execute and deliver pursuant to this Agreement.

        4.2 Power and Authority.

            (a) Parent. The execution, delivery, carrying out and performance by Parent of this Agreement and each of the Parent Ancillary Agreements, the Merger and the consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein and therein, have been duly and validly authorized by Parent by all necessary corporate action on the part of Parent. This Agreement has been, and at the Closing each of the Parent Ancillary Agreements will be, duly and validly executed and delivered by Parent, and (assuming due authorization, execution and delivery by Company, Sub and the Significant Stockholders) this Agreement constitutes and, upon the execution of each of the Parent Ancillary Agreements by the parties thereto, each of the Parent Ancillary Agreements will constitute, legal, valid and binding obligations of Parent enforceable against Parent in accordance with their respective terms, subject to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

            (b) Merger Sub. The execution, delivery, carrying out and performance by Merger Sub of this Agreement and each of the Merger Sub Ancillary Agreements, the Merger and the consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein and therein, have been duly and validly authorized by Merger Sub by all necessary corporate action on the part of Merger Sub. This Agreement has been, and at the Closing each of the Merger Sub Ancillary Agreements will be, duly and validly executed and delivered by Merger Sub, and (assuming due authorization, execution and delivery by Company, Sub and the Significant Stockholders) this Agreement constitutes and, upon the execution of each of the Merger Sub Ancillary Agreements by the parties thereto, each of the Merger Sub Ancillary Agreements will constitute, legal, valid and binding obligations of Merger Sub enforceable against Merger Sub in accordance with their respective terms, subject to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

            (c) Merger Sub II. The execution, delivery, carrying out and performance by Merger Sub II of this Agreement and each of the Merger Sub II Ancillary Agreements, the Merger and the consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein and therein, have been duly and validly authorized by Merger Sub II by all necessary corporate action on the part of Merger Sub II. This Agreement has been, and at the Closing each of the Merger Sub II Ancillary Agreements will be, duly and validly executed and delivered by Merger Sub II, and (assuming due authorization, execution and delivery by Company, Sub and the Significant Stockholders) this Agreement constitutes and, upon the execution of each of the Merger Sub II Ancillary Agreements by the parties thereto, each of the Merger Sub II Ancillary Agreements will constitute, legal, valid and binding obligations of Merger Sub II enforceable against Merger Sub II in accordance with their respective terms, subject to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

        4.3 No Conflict. The execution, delivery and performance of this Agreement, the Parent Ancillary Agreements, the Merger Sub Ancillary Agreements and the Merger Sub II Ancillary Agreements by Parent, Merger Sub and Merger Sub II, as applicable, do not and will not conflict with or violate: (a) the Certificate of Incorporation or Bylaws of Parent, Merger Sub and Merger Sub II, each as amended to date; (b) any Applicable Laws applicable to Parent, Merger Sub, Merger Sub II or their respective assets or properties, except as would not have a Material Adverse Effect on Parent; or (c) any contract, agreement, arrangement, commitment or undertaking by which Parent is bound, except, with respect to subparagraph (c), as would not have a Material Adverse Effect on Parent.

        4.4 Consents and Approvals. The execution, delivery and performance of this Agreement, the Parent Ancillary Agreements, the Merger Sub Ancillary Agreements and the Merger Sub II Ancillary Agreements by Parent, Merger Sub and Merger Sub II, as applicable, do not, and the performance of this Agreement and the Parent Ancillary Agreements by Parent will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority except for (a) the filing of the Second-Step Certificate of Merger with the Delaware Secretary of State; (b) the filing with the SEC and the effectiveness of the registration statement on Form S-8 that is required to be filed by Parent after the Closing Date pursuant to Section 2.8(b) of this Agreement; (c) the filing by Parent of such reports and information with the SEC under the Exchange Act and the rules and regulations promulgated by the SEC thereunder as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; and (d) such other consents, approvals and authorizations, if any, that if not made or obtained by Parent would not be material to Parent's ability to consummate the Merger or to perform its obligations under this Agreement and the Parent Ancillary Agreements.

        4.5 Valid Issuance of Stock. The Merger Shares, when issued and paid for as provided in this Agreement, will be duly authorized and validly issued, fully paid and nonassessable. The Registration Statement is effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued by the SEC and, to the Knowledge of Parent, there is no basis for any suspension of the effectiveness of the Registration Statement.

        4.6 SEC Filings; Financial Statements.

            (a) Parent has made or will make available to Company a true and complete copy of Parent's annual report on Form 10-K for the fiscal year ended July 31, 2001, all quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC since July 31, 2001, and any proxy materials distributed to Parent's stockholders since July 31, 2001, in each case without exhibits thereto (collectively, as supplemented and amended since the time of filing, the "PARENT SEC REPORTS"). The Parent SEC Reports (i) were prepared in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) when taken together, do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its Subsidiaries included or incorporated by reference in the Parent SEC Reports (i) present fairly, in all material respects, the financial position of Parent and its Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated and (ii) have been prepared in accordance with GAAP applied on a basis consistent with prior periods (except, solely in the case of any of such financial statements that are unaudited financial statements, for the absence of notes thereto and the absence of year-end audit adjustments) .

        4.7 No Material Adverse Changes or Events. Since the date of the last Parent SEC Report filed with the SEC, there has been no Material Adverse Effect on the Parent or any event or change which could prevent or materially delay Parent's ability to consummate the Merger.

        4.8 Tax Matters. None of Parent, Merger Sub and Merger Sub II or, to their Knowledge, any of their Affiliates, has taken or agreed to take any action, or knows of any circumstances that (without regard to any action taken or agreed to be taken by the Company or any of its Affiliates) would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

        4.9 Registration Statement; Other Information. The Registration Statement (including the shelf prospectus deemed a part thereto), does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither this Agreement, nor any of the Parent Ancillary Agreements, the Merger Sub Ancillary Agreements and the Merger Sub II Ancillary Agreements or any certificate delivered pursuant hereto or thereto, contains, or will when furnished contain, any untrue statement of a material fact, or omits, or will then omit, to state a material fact necessary to make any statement of fact contained herein or therein not materially misleading.

                                    ARTICLE V

                                    COVENANTS

        5.1 Conduct of Business Prior to the Closing. As used herein, the term "PRE-CLOSING PERIOD" means that time period beginning on the Agreement Date and ending upon the earlier to occur of (a) the Closing Date and (b) the termination of this Agreement in accordance with the provisions of Article IX. Company and Sub hereby covenant and agree with Parent that, during the Pre-Closing Period, Company and Sub will not enter into any transaction or agreement, make any payment, or take any action, that is not within the ordinary course of Company's and Sub's business, consistent with their respective past practices, without the prior written consent of an officer of Parent. Without limiting the foregoing, each of Company and Sub covenant and agree that, during the Pre-Closing Period each of Company and Sub will:

            (a) not take any action that would be inconsistent in any material respects with any of its representations or warranties set forth in Article III or which would cause a breach of any such representation or warranty;

            (b) not sell, transfer, assign, convey, lease, license, encumber, move, relocate or otherwise dispose of any of its assets or grant any lien, security interest or Encumbrance on any of its assets;

            (c) not borrow or lend any money, or guarantee or act as a surety for any obligation or indebtedness of any third party;

            (d) not materially increase or decrease its operating expenses;

            (e) not alter, amend or terminate any Material Agreement or any other contract, agreement, arrangement, commitment or undertaking to which Company or Sub is a party and which is material to the Business;

            (f) not enter into any contract, agreement, arrangement, commitment or undertaking which could be characterized as a Material Agreement except for Sub's standard form(s) of end user license attached as Schedule 3.10(h) of the Company Disclosure Letter or Sub's standard form of service agreement attached as Schedule 3.21 of the Company Disclosure Letter;

            (g) not license any Sub IP Rights or any Intellectual Property Rights related thereto to any third party, except for end-user licenses of Sub's products to end-user customers entered into in the ordinary course of Sub's business consistent with its past practices on the terms of Sub's standard end-user license (which is attached as Schedule 3.10(h) of the Company Disclosure Letter), or enter into any other agreement that is not entered into in the ordinary course of Sub's business, consistent with its past practices;

            (h) not enter into any contract, agreement, arrangement, commitment or undertaking for the purchase or sale of any property, real or personal, tangible or intangible;

            (i) not initiate or file any lawsuit, action, arbitration or other litigation proceeding;

            (j) not terminate the employment of any of its Key Employees;

            (k) not declare, set aside or pay any cash or stock dividend or other distribution in respect of any shares of its capital stock, not redeem or otherwise repurchase or acquire any shares of its capital stock or other securities, not pay or distribute any cash or property to any of its stockholders or security holders or make any other cash payment to any of its stockholders or security holders that is not made in the ordinary course of its business consistent with its past practices;

            (l) not pay, or enter into any agreement to pay, any bonus, royalty, increased salary or special remuneration to any officer, director, employee, consultant or stockholder, modify the salary or other compensation payable by it to any such Person or enter into any employment or consulting agreement with any such Person enter into any indemnification agreement or agreement to advance expenses of defending any claim, suit or proceeding with any such Person;

            (m) not issue or sell any shares of Company's or Sub's capital stock or any other securities (except pursuant to the exercise of Company Options that are outstanding on the Agreement Date in accordance with their terms as in effect on the Agreement Date), and not issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, stock appreciation rights or other commitments to issue shares of Company's or Sub's capital stock (except pursuant to Section 5.14);

            (n) other than the Merger, not merge, consolidate or reorganize with, or acquire, or enter into any other business combination with, or sell or transfer any of its assets or properties to, any Person or enter into any negotiations, discussions or agreement for such purpose;

            (o) not make any material payments outside the ordinary course of its business, consistent with its past practice;

            (p) not alter or amend the terms of any of Company's or Sub's capital stock or other securities or amend its Certificate of Incorporation or Articles of Incorporation, as applicable, or Bylaws;

            (q) not waive or release any material right;

            (r) not agree to any audit assessment by any Tax authority or file any income tax Return unless a copy of such Return has first been delivered to Parent for its review at a reasonable time prior to filing or file any claim for any tax refund from any Tax authority;

            (s) not change any insurance coverage or issue any certificates of insurance (except for the planned renewal of existing policies on terms not materially different from those in effect on the Agreement Date);

            (t) not commence a lawsuit other than (i) for the routine collection of bills, or (ii) in such cases where it in good faith determines that the failure to commence suit would result in the material impairment of a valuable aspect of the Business; provided that it consults with Parent before the filing of such suit; and

            (u) not agree to do any of the things described in the preceding clauses (a) through (t).

        5.2 Consent of Third Parties. During the Pre-Closing Period, Company and Sub will use their reasonable best efforts to obtain such written consents from third parties listed in Schedule 3.4 and Schedule 3.5 of the Company Disclosure Letter and take such other actions as may be necessary or appropriate, in addition to those set forth in this Article V, to facilitate and allow the consummation of the transactions provided for herein and to facilitate and allow Parent and Merger Sub to carry on the Business after the Closing Date and to keep in effect and avoid the breach, violation of, termination of, or adverse change to any Material Agreement.

        5.3 Advice of Changes. Company, Sub and the Significant Stockholders will promptly advise Parent in writing (a) of any event occurring subsequent to the Agreement Date that would render any representation or warranty of Company, Sub or the Significant Stockholders contained in Article III of this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect, and (b) of any Material Adverse Change in Company or Sub. Parent will promptly advise Company in writing (a) of any event occurring subsequent to the Agreement Date that would render any representation or warranty of Parent or Merger Sub contained in Article IV of this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect, and (b) of any Material Adverse Change in Parent.

        5.4 Litigation. Company, Sub and the Significant Stockholders will notify Parent in writing promptly after learning of any claim, action, suit, arbitration, mediation, proceeding or investigation by or before any Governmental Authority, arbitrator or arbitration panel initiated by or against Company or Sub, or known by Company, Sub or any Significant Stockholder to be threatened against Company, Sub or any of their respective officers, directors, employees or stockholders in their capacity as such.

        5.5 Notices to Company's Security Holders. Prior to the Closing, Company will timely deliver to each Company Stockholder and each holder of any Company Option (collectively "COMPANY SECURITY HOLDERS"), all advance written notices required to be given to such Persons in connection with this Agreement, the Merger or any transaction contemplated hereby or thereby under Company's Certificate of Incorporation, the Company Option Plans or other agreement.

        5.6 No Alternative Transactions.

            (a) During the Pre-Closing Period, Company, Sub and the Significant Stockholders will not, and Company and Sub will not authorize any of their respective officers, directors, employees, stockholders, agents or other representatives to, directly or indirectly: (i) take any actions to initiate, solicit, induce or encourage (including by way of furnishing evaluation material or other information regarding the Business), or that may reasonably be expected to lead to, any inquiries or proposals from a third party or parties for an Alternative

Transaction (as defined below); (ii) furnish any information regarding Company, Sub or their respective assets or business to any Person in connection with or in response to any inquiry, offer or proposal for or regarding any Alternative Transaction; (iii) participate or engage in any discussions or negotiations with any Person with respect to an Alternative Transaction; (iv) execute, enter into or become bound by any letter of intent, contract, agreement, arrangement, commitment or undertaking between Company, Sub or the Significant Stockholders and any third party that is related to, provides for or concerns any Alternative Transaction; or (v) consummate or effect any Alternative Transaction.

            (b) In addition to the obligations of Company, Sub and the Significant Stockholders set forth in Section 5.6(a), Company, Sub or the Significant Stockholders as soon as reasonably practicable (and in no event more than one business day thereafter) will advise Parent orally and in writing of any Alternative Transaction or of any request for nonpublic information which Company, Sub or any Significant Stockholder reasonably believes would lead to an Alternative Transaction, or any inquiry with respect to or which Company, Sub or any Significant Stockholder reasonably would believe would lead to any Alternative Transaction, the material terms and conditions of such Alternative Transaction, request or inquiry, and the identity of the Person or group making any such request, Alternative Transaction or inquiry. Company, Sub or the Significant Stockholders will keep Parent informed as promptly as reasonably practicable in all material respects of the status and details (including material amendments or proposed amendments) of any such Alternative Transaction, request or inquiry.

            (c) As used herein, the term "ALTERNATIVE TRANSACTION" means (i) any contract, agreement, arrangement, commitment, undertaking or transaction involving or providing for the possible disposition of all or any substantial portion of Company's or Sub's business, assets or capital stock, whether by way of merger, consolidation, sale of assets, sale of stock, tender offer and/or any other form of business combination; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 50% of the assets of Company or Sub; (iii) any sale, lease, exchange, transfer, license or disposition to a Person of the Business; or (iv) any initial public offering of capital stock or other securities of Company or Sub pursuant to a registration statement filed under the Securities Act.

        5.7 Approval and Vote of the Company Stockholders.

            (a) Company will take all action necessary in accordance with Applicable Laws and its Certificate of Incorporation and Bylaws to call, notice, convene, hold and conduct a meeting of the Company Stockholders (the "COMPANY STOCKHOLDERS MEETING") to be held as soon as practicable, and in no event after May 31, 2002 for the purpose of voting upon approval of this Agreement and the Merger. Company will solicit from the Company Stockholders proxies in favor of the approval of this Agreement and the Merger, and will use all reasonable efforts to take all other action necessary or advisable to secure the vote of the Company Stockholders required by Delaware Law to obtain such approvals. Company will use all reasonable efforts to ensure that all proxies solicited by Company in connection with the Company Stockholders Meeting are solicited in compliance with Applicable Laws, its Certificate of Incorporation and Bylaws, each as amended to date. Company's obligation to call, give notice of, convene, hold and conduct the Company Stockholders Meeting in accordance with this
Section 5.7 will not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Alternative Transaction. In lieu of the Company Stockholders Meeting, the approval by the Company Stockholders with respect to this

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

Agreement and the Merger may be obtained by written consent of the Company Stockholders (the "COMPANY STOCKHOLDERS VOTE") where authorized by Delaware Law and the Certificate of Incorporation and Bylaws of Company.

            (b) Company's Board of Directors will recommend that the Company Stockholders vote in favor of and approve and adopt this Agreement, the Company Ancillary Agreements and the Merger at the Company Stockholders Meeting or the Company Stockholders Vote. The Information Statement will include a statement to the effect that Company's Board of Directors has recommended that the Company Stockholders vote in favor of and approve and adopt this Agreement and the First-Step Certificate of Merger and approve the Merger at the Company Stockholders Meeting or the Company Stockholders Vote.

        5.8 Information Statement. Promptly following the Agreement Date, Company will deliver to Parent's counsel a draft of an information statement (the "INFORMATION STATEMENT") prepared for the purpose of considering and approving this Agreement, the Merger and the transactions contemplated hereby.

        5.9 Access to Information. During the Pre-Closing Period, Company and Sub will allow Parent and its agents, during normal business hours and on reasonable advance notice (which may be given orally), access to the files, books, records, personnel (only after obtaining specific consent from Company's representatives, which consent will not be unreasonably withheld) and offices of Company and Sub, including any and all information relating to Company's Taxes, contracts, agreements, arrangements, commitments or undertakings, and real, personal and intangible property and financial condition, subject to the terms of the Mutual Nondisclosure and Nonuse Agreement between Company and Parent. Company will cause its accountants to cooperate with Parent and its agents in making available all financial information relating to Company or Sub reasonably requested by Parent, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants. If, in order to properly prepare documents required to be filed with governmental authorities (including taxing authorities) or its financial statements, it is necessary that Parent be furnished with additional information regarding Company, Sub, the Business or the Assumed Liabilities, whether before or after the Closing, and such information is in the possession of Company, Sub or any Significant Stockholder, Company, Sub and the Significant Stockholders agree to use all reasonable efforts to promptly furnish such information to Parent.

        5.10 Invention Assignment and Confidentiality Agreements. Company and Sub will use reasonable best efforts to obtain from each employee, contractor and consultant of Sub who has had access to any software, technology or copyrightable, patentable or other proprietary works owned or developed by Sub, or to any other confidential or proprietary information of Sub or its clients, an invention assignment and confidentiality agreement in a form reasonably acceptable to Parent, duly executed by such employee, contractor or consultant and delivered to Company and Sub, as may be reasonably requested by Parent prior to the execution of this Agreement.

        5.11 Satisfaction of Conditions Precedent. Company, Sub, the Significant Stockholders and Parent will use all reasonable efforts to satisfy or cause to be satisfied all the conditions precedent to the Closing which are set forth in
Article VII.

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

        5.12 Securities Laws. Company and Sub will use all reasonable efforts to assist Parent to comply with the securities laws of all jurisdictions applicable in connection with this Agreement.

        5.13 Employee Plans. Upon Parent's request, Company and Sub will terminate, as of immediately prior to the Closing Date, any and all (a) Employee Plans, (b) leased employee arrangements, and (c) group severance, separation, retention and salary continuation plans, programs or arrangements.

        5.14 Company Option Plans. Upon Parent's request, Company will make such amendments to the Company Option Plans and the form option agreement and option exercise agreement under the Company Option Plans as is reasonably requested by Parent, including an amendment to increase the number of shares of Company Common Stock reserved under the Company Option Plans; provided, however, that none of such changes will apply to Company Options listed on Schedule 3.6(b). In addition, upon Parent's request, Company will grant Company Options with an exercise price equal to the fair market value of Company Common Stock on the date of grant to such employees of Sub, in such amounts and with such vesting schedules as requested by Parent.

        5.15 Company Option Schedule. Prior to the Closing, Company will update and provide to Parent the Company Option Schedule as of the Closing Date (the "CLOSING COMPANY OPTION SCHEDULE").

        5.16 Retention of Employees. Company and Sub will use all reasonable efforts to retain the employment of the employees of Sub and to secure their continued employment after the Closing, and Company and Sub will promptly notify Parent if Company or Sub becomes aware that any such employee intends to leave the employ of Sub.

        5.17 Closing Certificate. At least two days prior to the Closing Date, Sub will deliver to Parent a draft of the Closing Certificate.

        5.18 Further Actions. Company and the Significant Stockholders agree that if, at any time after the Effective Time, Parent considers or is advised that any further deeds, assignments or assurances are reasonably necessary or desirable to vest, perfect, confirm or continue in Sub or Parent title to any property or rights of Company as provided herein, Parent and any of its officers are hereby authorized by Company and the Significant Stockholders to execute and deliver all such proper deeds, assignments and assurances and do all other things necessary or desirable to vest, perfect, confirm or continue title to such property or rights in Parent or Sub, and otherwise to carry out the purposes of this Agreement, in the name of Company and the Significant Stockholders or otherwise.

        5.19 Registration Statement. Parent will advise Company promptly after it receives notice of the issuance of any stop order, the suspension of the qualification of the Merger Shares for offering or sale in any jurisdiction or any request by the SEC for amendment to the Registration Statement. If at any time prior to the Closing Date any event or circumstance relating to Parent or any of its Subsidiaries, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement, Parent will promptly inform Company.

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

        5.20 Tax-Free Reorganization. During the Pre-Closing Period, Company and Sub will not take any action and will not fail to take any action that could prevent the Merger from qualifying as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code. None of Parent, Merger Sub or Merger Sub II, either before or after the completion of the Reverse Merger or the Second-Step Merger, directly or on behalf of the Surviving Corporation, will take any action or fail to take any action that would prevent the Reverse Merger or the Second-Step Merger from treatment for federal income tax purposes as a unified transaction which is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Following the Merger, Parent will comply with the record-keeping and information filing requirements of Section 1.368-3 of the Regulations.

        5.21 Representation Letters. Each of Parent, Company and their respective Affiliates will cooperate with each other in obtaining the opinion of Morrison & Foerster LLP described in Section 7.1(f). In connection therewith, each of Parent and Company will deliver to Morrison & Foerster LLP customary representation letters (the "REPRESENTATION LETTERS"), which will include representations upon which Morrison & Foerster LLP and the other parties hereunder can rely.

        5.22 Section 382 Analysis. Company will assist Parent in completing any analysis of ownership changes under Section 382 of the Internal Revenue Code following the Effective Time.

        5.23 Completion of Second-Step Merger. The Second-Step Merger described in Section 2.1(b) will be completed immediately following the Effective Time.

                                   ARTICLE VI

                                 CLOSING MATTERS

        6.1 The Closing. Subject to termination of this Agreement as provided in
Article IX, the closing of the transactions to consummate the Merger (the "CLOSING") will take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California at 10:00 a.m., Pacific Time on the first business day after all of the conditions to Closing set forth in Article VII have been satisfied and/or waived in accordance with this Agreement, or at such other place, time or date as Parent and Company may mutually agree (the "CLOSING DATE"). Concurrently with the Closing or at such later date and time as may be mutually agreed by Parent and Company, the First-Step Certificate of Merger will be filed with the Delaware Secretary of State. Immediately following the consummation of the Reverse Merger, the Second-Step Certificate of Merger will be filed with the Delaware Secretary of State.

        6.2 Exchange.

            (a) As of the Effective Time, all shares of Company Common Stock that are outstanding immediately prior thereto will, by virtue of the Merger and without further action, cease to exist, and all such shares will be automatically converted into the right to receive from Parent, and will be exchangeable for, the number of shares of Parent Common Stock and the Cash Amounts determined as set forth in Section 2.2(b), subject to Sections 2.2(c), 2.2(d), 2.2(f), 2.4 and 2.10. Prior to the Effective Time, Parent will deliver the Escrow Cash to the Escrow Agent pursuant to the Escrow Agreement.

            (b) At and after the Effective Time, each certificate representing outstanding shares of Company Common Stock will represent the right to receive share certificates covering the number of shares of Parent Common Stock and the Cash Amounts as determined pursuant to Section 2.2(b), subject to Sections 2.2(c), 2.2(d), 2.2(f), 2.4 and 2.10, for which such shares of Company Common Stock have been or will be exchanged, and such shares of Parent Common Stock will be registered in the name of the holder of such certificate. Parent will make available to American Stock Transfer & Trust Company (the "EXCHANGE AGENT") certificates representing shares of Parent Common Stock to be issued in exchange for outstanding shares of Company Common Stock and cash in an amount sufficient to permit the payment of cash in lieu of fractional shares pursuant to Section 2.2(d). Parent will cooperate with Company prior to the Effective Time to permit Company to complete the requirements provided in this Section 6.2(b) prior to the Effective Time, subject to the Closing. As soon as practicable after the Effective Time, the Surviving Corporation will cause to be mailed to each holder of record of a certificate or certificates which immediately before the Effective Time represented outstanding shares of Company Common Stock (the "CERTIFICATES") and which shares were converted into the right to receive shares of Parent Common Stock and the Cash Amounts pursuant to Section 2.2(b), (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent and will be in form and have such other provisions as Parent may reasonably specify and contain an agreement to be bound by the indemnification provisions hereof), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation or upon delivery of an affidavit of lost certificate and an indemnity in form and substance satisfactory to Parent (the "AFFIDAVIT") (together with any required Form W-9 or Form W-8) to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the Exchange Agent will (i) issue to each tendering holder of a Certificate or an Affidavit (each, a "TENDERING COMPANY HOLDER"), a certificate for the number of shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(b), subject to the provisions of Section 2.2(d), and (ii) pay by check to each Tendering Company Holder cash in the amount payable in accordance with Section 2.2(d). Parent will give to Parent's transfer agent stop transfer instructions with respect to certificates evidencing shares of Parent Common Stock issued to an Affiliate of Company, and there will be placed on all such certificates a legend stating in substance that such shares of Parent Common Stock may not be sold or transferred without compliance with Rule 145 promulgated under the Securities Act. Within five business days following the Agreement Date, Parent will provide written instructions to such Affiliates specifying the process by which such Affiliates can have such legends removed effective immediately following the Effective Time.

            (c) Subject to the Escrow Agreement, all stock certificates covering the number of shares of Parent Common Stock and Cash Amounts as determined pursuant to Section 2.2(b), subject to Sections 2.2(c), 2.2(d), 2.2(f), 2.4 and and 2.10 to be delivered upon the surrender of Certificates in accordance with the terms hereof will be delivered to the registered holders of such Certificates. After the Effective Time, there will be no further registration of transfers of shares of Company Common Stock on the stock transfer books of Company.

            (d) Subject to Section 6.2(c), until Certificates representing shares of Company Common Stock outstanding before the Merger are surrendered pursuant to Section 6.2(b), such Certificates will be deemed, for all purposes, to evidence only ownership of

(i) the right to receive stock certificates covering the number of shares of Parent Common Stock and the Cash Amounts for which the shares of Company Common Stock are to be exchanged, and (ii) if applicable, cash in lieu of fractional shares.

            (e) No dividends or distributions payable to holders of record of shares of Parent Common Stock after the Effective Time will be paid to the holder of any unsurrendered Certificate unless and until the holder of such unsurrendered Certificate surrenders such Certificate or an Affidavit to Parent as provided above. Subject to the effect, if any, of applicable escheat and other laws, following surrender of any Certificate or Affidavit, there will be delivered to the Person entitled thereto, without interest, the amount of any dividends and distributions theretofore paid with respect to shares of Parent Common Stock so withheld as of any date after the Effective Time and before such date of delivery.

        6.3 Dissenting Shares. If holders of shares of Company Common Stock are entitled to appraisal rights with respect to such shares ("DISSENTING SHARES") pursuant to Delaware Law in connection with the Merger, any Dissenting Shares will not be converted into the right to receive shares of Parent Common Stock and the Cash Amounts, but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Company will give Parent prompt notice (and in any case, within one business day) of any demand received by Company for appraisal of shares of Company Common Stock, and Parent will have the right to control all negotiations and proceedings with respect to such demand. Company agrees that, except with the prior written consent of Parent, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal. If any Company Stockholder fails to make an effective demand for payment or otherwise loses his status as a holder of Dissenting Shares (a "DISSENTING STOCKHOLDER"), Parent will, as of the later of the Effective Time or ten business days after the occurrence of such event, issue and deliver, upon surrender by such Dissenting Stockholder of its Certificate(s), the shares of Parent Common Stock and any cash payment in lieu of fractional shares, in each case without interest thereon, to which such Dissenting Stockholder would have been entitled to under Section 2.2.

                                   ARTICLE VII

                            CONDITIONS TO THE CLOSING

        7.1 Conditions to Obligations of Company. The obligations of Company hereunder will be subject to the fulfillment (or waiver by Company), at or prior to the Closing, of each of the following conditions:

            (a) Accuracy of Representations and Warranties. The representations and warranties of Parent set forth in Article IV (i) that are qualified by materiality will be true and correct and (ii) that are not qualified by materiality will be true and correct in all material respects, in each case on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations and warranties that, by their terms, speak only as of a specific date or dates, in which case such representations and warranties that are qualified by materiality will be true and correct, and such representations and warranties that are not qualified by materiality will be true and correct in all material respects, on and as of such specified date or dates), and Company will have received a certificate dated the Closing Date to such effect executed on behalf of Parent by a duly authorized officer.

            (b) Compliance with Covenants. All the covenants contained in this Agreement to be complied with by Parent on or before the Closing will have been complied with in all material respects, and Company will have received a certificate dated the Closing Date to such effect executed on behalf of Parent by a duly authorized officer.

            (c) No Adverse Order. No Governmental Authority will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, judgment, decree or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement or the Merger illegal or otherwise restraining or prohibiting the consummation of such transactions.

            (d) No Litigation. No suit, claim, cause of action, arbitration, investigation or other proceeding contesting, challenging or seeking to alter or enjoin or adversely affect the Merger, the Merger or any other transaction contemplated hereby will be pending or threatened.

            (e) Issuance of Merger Shares and Escrow Cash. Parent will have issued and delivered to Company a copy of an irrevocable instruction letter of Parent addressed to Parent's transfer agent instructing such transfer agent to prepare and deliver (subject to Section 6.2) Parent Common Stock certificates representing all of the Merger Shares, duly registered in the name of each Company Stockholder. Parent will have issued and delivered to the Escrow Agent the Escrow Cash.

            (f) Tax Opinion. Company will have received an opinion of Morrison & Foerster LLP, special tax counsel to Company, in form and substance reasonably satisfactory to Company and upon which Company and the Company Stockholders may rely, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the Closing Date, substantially to the effect that the Merger will be treated as a "reorganization," within the meaning of Section 368(a) of the Internal Revenue Code, and that each of Parent, Company and Merger Sub II will be a "party to a reorganization," within the meaning of Section 368(b) of the Internal Revenue Code, with respect to the Merger. Notwithstanding the foregoing, the condition set forth in this Section 7.1(f) will not be deemed to be required to be fulfilled if Parent makes, in its sole discretion, the Cash Election.

            (g) Registration Statement. The Registration Statement will be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued by the SEC and no proceeding for that purpose will have been initiated by the SEC. Notwithstanding the foregoing, the condition set forth in this Section 7.1(g) will not be deemed to be required to be fulfilled if Parent makes, in its sole discretion, the Cash Election.

            (h) No Material Adverse Change. From the Agreement Date to the Closing Date, there will have been no Material Adverse Change in Parent, whether or not resulting from a breach in any representation, warranty or covenant contained herein, and Company will have received a certificate dated the Closing Date to such effect executed by an officer of Parent. Notwithstanding the foregoing, the condition set forth in this Section 7.1(h) will not be deemed to be required to be fulfilled if Parent makes, in its sole discretion, the Cash Election.

        7.2 Conditions to Obligations of Parent. The obligations of Parent to consummate the transactions contemplated by this Agreement will be subject to the fulfillment (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

            (a) Accuracy of Representations and Warranties. The representations and warranties of Company, Sub and each Significant Stockholder set forth in
Article III (i) that are qualified by materiality will be true and correct and
(ii) that are not qualified by materiality will be true and correct in all material respects, in each case on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that, by their terms, speak only as of a specific date or dates, in which case such representations and warranties that are qualified by materiality will be true and correct, and such representations and warranties that are not qualified by materiality will be true and correct in all material respects, on and as of such specified date or dates), and Parent will have received a certificate dated the Closing Date to such effect executed by Company's and Sub's Chief Executive Officer and each Significant Stockholder. The representations and warranties of each Company Stockholder set forth in such Company Stockholder's Investment Representation Letter will be true and correct.

            (b) Compliance with Covenants. All the covenants contained in this Agreement to be complied with by Company, Sub or the Significant Stockholders on or before the Closing will have been complied with in all material respects, and Parent will have received a certificate dated the Closing Date to such effect executed by Company's and Sub's Chief Executive Officer and each Significant Stockholder.

            (c) No Adverse Order. No Governmental Authority will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, judgment, decree or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of (i) making the transactions contemplated by this Agreement or the Merger illegal or otherwise restraining or prohibiting the consummation of such transactions, or (ii) that imposes limitations on Parent's right (or the right of any Subsidiary of Parent) to own, retain, use or operate any of its products, properties or assets (including equity, properties or assets of Company and Sub) on or after consummation of the Merger or seeking a disposition or divestiture of any such properties or assets.

            (d) No Litigation. No suit, claim, cause of action, arbitration, investigation or other proceeding with be pending or threatened which contests, challenges or seeks to alter, enjoin or adversely affect the Merger, the Merger or any other transaction contemplated hereby, or threatens to impose material limitations on Parent's right (or the right of any Subsidiary of Parent) to own, retain, use or operate any of its products, properties or assets (including equity, properties or assets of Company and Sub) on or after consummation of the Merger or seeking a material disposition or divestiture of any such properties or assets. In addition, no suit, claim, cause of action, arbitration, investigation or other proceeding will be pending or threatened which in any manner seeks to hold Parent liable for any actions, omissions or Liabilities of Company (other than Assumed Liabilities).

            (e) No Material Adverse Change. From the Agreement Date to the Closing Date, there will have been no Material Adverse Change in Company or Sub, whether or not resulting from a breach in any representation, warranty or covenant contained herein, and Parent will have received a certificate dated the Closing Date to such effect executed by Company's and Sub's Chief Executive Officer.

            (f) Requisite Corporate Approvals. This Agreement and the Merger will each have been duly and validly approved and adopted by the Company Stockholders by the vote described in Section 3.24 and in accordance with Applicable Laws and Company's Certificate of Incorporation and Bylaws, each as amended to date.

            (g) Third Party Consents Obtained. Parent will have received duly executed copies of all consents, approvals, assignments, waivers, authorizations or other certificates from third parties and Governmental Authorities (including those set forth in Schedule 3.4 and Schedule 3.5 of the Company Disclosure Letter) reasonably deemed necessary by Parent to provide for the continuation in full force and effect of any and all Material Agreements without any breach, violation or default of any of such Material Agreements so that such Material Agreements will continue in full force and effect following the Closing.

            (h) Resignations of Directors and Officers of Company and Sub. The persons holding the position of a director or officer of Company or Sub in office immediately before the Closing Date will have resigned from such position in writing effective as of the Closing Date.

            (i) Exemptions Available. Parent must be reasonably satisfied that there are not more than thirty-five Company Stockholders who are not "accredited investors" within the meaning of Regulation D promulgated under the Securities Act and that the issuance of the Merger Shares and the Escrow Cash is otherwise exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation D thereof and applicable state securities laws. Notwithstanding the foregoing, the condition set forth in this Section 7.2(i) will not be deemed to be required to be fulfilled if Parent makes, in its sole discretion, the Cash Election.

            (j) Stock Certificates. Company will have delivered to Parent any and all of Company's stock certificates representing all of the outstanding shares of capital stock of Sub or an affidavit of lost certificate in form and substance reasonably acceptable to Parent.

            (k) Non-Competition Agreements; Acceptance of Employment Offers by Key Employees and Other Sub Employees. Each of the employees of Company listed on Exhibit H (the "KEY EMPLOYEES") will have executed and delivered to Parent a non-competition agreement in the form attached hereto as Exhibit I (the "NON-COMPETITION AGREEMENT") and an offer of employment from Parent in the form attached hereto as Exhibit J (the "EMPLOYMENT OFFER"). The Employment Offer of each Key Employee will continue to be in full force and effect, and no Key Employee will have revoked or rescinded his or her acceptance of such Employment Offer. In addition, at least 75% of the employees of Sub on the Agreement Date who are not Key Employees will have accepted Parent's offer of employment in a writing signed by such employees and delivered to Parent, and will not have revoked or rescinded their acceptances of Parent's offer of employment.

            (l) Investment Representation Letters. Parent will hall have received executed counterparts of investment representation letters in the forms attached hereto as Exhibit K-1, Exhibit K-2 or Exhibit K-3 (the "INVESTMENT REPRESENTATION LETTERS") executed by (i) Company Stockholders holding at least a majority of the outstanding shares of Company Common Stock and (ii) a sufficient number of Company Stockholders who are "accredited investors" within the meaning of Regulation D promulgated under the Securities Act such that the number of (A) Company Stockholders who are not "accredited investors" and have executed Investment Representation Letters and (B) Company Stockholders who have not executed an Investment Representation Letter does not exceed thirty-five. Notwithstanding the foregoing, the condition set forth in this Section 7.2(l) will not be deemed to be required to be fulfilled if Parent makes, in its sole discretion, the Cash Election.

            (m) Delivery of Company and Sub Documents. Company and Sub will have delivered to Parent (i) the Certificate of Incorporation or Articles of Incorporation, as the case may be, and Bylaws of Company and Sub, each as amended to date, (ii) the minute books of Company and Sub containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and stockholders of Company and Sub, and
(iii) the stock ledger, journal and other records reflecting all stock issuances and transfers with respect to the capital stock or other equity interests of Company and Sub.

            (n) Opinion of Company's Counsel. Parent will have received from E*Law Group, special corporate counsel to Company, an opinion substantially in the form of Exhibit L.

            (o) Due Diligence. Parent will have conducted an all-inclusive due diligence investigation of Company, Sub and the Business, and will not have discovered information from such investigation that is material and adverse to the Business or the valuation of the Business. If Parent does not provide written notice to Company of a failure of the condition set forth in this
Section 7.2(n) on or before 5:00 P.M. Mountain Daylight Time on May 8, 2002, the condition set forth in this Section 7.2(n) will be deemed to have been satisfied or waived by Parent.

            (p) Closing Certificate. Parent will have received the Closing Certificate; provided, however, that such receipt will not be deemed to be an agreement by Parent that the amounts set forth in the Closing Certificate are accurate and will not be deemed to be an acknowledgement or agreement by Parent that the representations set forth in Section 3.19 are true and correct or diminish Parent's remedies under this Agreement if the representations set forth in Section 3.19 are not true and correct.

            (q) Section 280G Approval. There will be no contract, agreement, arrangement, commitment or undertaking to which Company or Sub is a party that would give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Internal Revenue Code.

            (r) Computer Associates Note. Parent will be reasonably satisfied that the Secured Promissory Note dated as of October 1, 1999 between Sub and Computer Associates (the "COMPUTER ASSOCIATES NOTE") may be paid in full without penalty as of or immediately following the Closing, and that upon such payment in full, all liens held by Computer Associates on the assets of the Sub will be released.

            (s) Other Deliveries. Company will have made each of the other deliveries required by Section 2.7.

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                                  ARTICLE VIII

                                 INDEMNIFICATION

        8.1 Survival of Representations.

            (a) All representations and warranties of Company, Sub and the Significant Stockholders contained in this Agreement and the other agreements, certificates and documents contemplated hereby will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) the Release Date; provided, however, that the representations and warranties of Company, Sub and the Significant Stockholders contained in Section 3.10 (Intellectual Property) will remain operative and in full force and effect until the expiration of the three-year anniversary of the Effective Time; and provided, further, that the representations and warranties of Company, Sub and the Significant Stockholders contained in Sections 3.1 (Corporate Organization), 3.6 (Capitalization) and 3.7 (Title and Condition) and the representations and warranties of the Company Stockholders contained in their Investment Representation Letters will remain operative and in full force and effect until the expiration of the four-year anniversary of the Effective Time; and provided, further, that Parent and any Parent Indemnitees (as defined below) will be entitled to seek recovery for fraud, willful misrepresentation or willful misconduct until the expiration of the applicable statute of limitations for any claim which seeks recovery of Damages.

            (b) All representations and warranties of Parent contained in this Agreement and the other agreements, certificates and documents contemplated hereby will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) the Release Date; provided that the Company Stockholders will be entitled to seek recovery for fraud, willful misrepresentation or willful misconduct until the expiration of the applicable statute of limitations for any claim which seeks recovery of Damages.

            (c) All covenants of the parties will survive according to their respective terms.

            (d) For purposes of this Article VIII, the term "DAMAGES" means any and all Liabilities, losses, damages, claims, expenses, costs, fines, fees, penalties, obligations or injuries, including those resulting from claims, actions, suits, demands, assessments, investigations, judgments, awards, arbitrations or other proceedings, together with reasonable costs and expenses, including the reasonable attorneys' fees and other reasonable costs and expenses relating thereto, such as court or arbitration costs or expert witnesses fees. For purposes of this Article VIII, the term "PARENT INDEMNITEES" means Parent and any present or future officer, director, employee, Affiliate, Subsidiary, stockholder or agent of Parent, and each Person, if any, who controls or may control Parent within the meaning of the Securities Act or the Exchange Act.

        8.2 Indemnification by the Company Stockholders. Subject to Section 8.3(a)(ii), each Company Stockholder will severally and not jointly indemnify and hold harmless the Parent Indemnitees from and against any and all Damages directly or indirectly incurred, paid or accrued in connection with or resulting from or and arising out of (i) any inaccuracy,

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

misrepresentation, breach of, or default in, any of the representations, warranties or covenants given or made by Company or the Significant Stockholders in this Agreement, the Company Disclosure Letter or any Company Ancillary Agreement, (ii) any inaccuracy, misrepresentation, breach of, or default in, any of the representations and warranties given or made by the Company Stockholders in their Investment Representation Letters (provided that each Company Stockholder will be solely liable for Damages relating to his or her respective Investment Representation Letter), (iii) any payments for Transaction Expenses of Company, Sub and the Significant Stockholders paid pursuant to Section 10.1, or (iv) any payments paid pursuant to Section 6.3 to the extent that such payments for any Dissenting Share exceeds that value of the Merger Shares (valued at the Parent Average Price Per Share) and the Cash Amounts that the holder of such Dissenting Share is entitled to pursuant to Section 2.2(b); provided, however, that nothing in this Section 8.2 will impede Parent's right to proceed after the full amount of the Escrow Cash in accordance with this Agreement and the Escrow Agreement.

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        8.3 Limitations on Indemnification Liability of the Company
Stockholders.

            (a) Limitation of Amount of Liability.

                (i) Company Stockholders Other than Significant Stockholders. Except with respect to Claims for Damages arising from or relating to (i) Company's, Sub's or the Company Stockholders' fraud, willful misrepresentation or willful misconduct, and (ii) the representations and warranties of each Company Stockholder contained in his or her Investment Representation Letter, in no event will the total cumulative amount of Damages for which the Company Stockholders (other than the Significant Stockholders) may be liable to Parent Indemnitees under this Article VIII exceed the Escrow Cash.

                (ii) Significant Stockholders. Except with respect to Claims for Damages arising from or relating to (i) Company's, Sub's or the Company Stockholders' fraud, willful misrepresentation or willful misconduct, and (ii) the representations and warranties of the Significant Stockholders contained in their Investment Representation Letters, in no event will the total cumulative amount of Damages for which the Significant Stockholders may be liable to Parent Indemnitees under this Article VIII exceed the Escrow Cash; except that Michael Potts will be jointly and severally liable up to the value of the consideration received by Michael Potts pursuant to Section 2.2(b) (with each share of Parent Common Stock valued at the Parent Average Price Per Share) for Damages arising from or relating to Sections 3.1 (Corporate Organization), 3.6 (Capitalization),
3.7 (Title and Condition) and 3.10 (Intellectual Property), which will be limited to four years in the cases of Sections 3.1, 3.6 and 3.7 and three years in the case of Section 3.10; and except, further, that Janice Groth will be severally and not jointly liable (based on the Groth Pro Rata Share) up to the value of the consideration received by Janice Groth pursuant to Section 2.2(b) (with each share of Parent Common Stock valued at the Parent Average Price Per Share) for Damages arising from or relating to Sections 3.1 (Corporate Organization), 3.6 (Capitalization), 3.7 (Title and Condition) and 3.10 (Intellectual Property), which will be limited to four years in the cases of Sections 3.1, 3.6 and 3.7 and three years in the case of Section 3.10. The "GROTH PRO RATA SHARE" means the quotient (calculated to the seventh decimal place) obtained by dividing (a) the number of shares of Company Common Stock held by Janice Groth immediately prior to the Effective Time, by (b) the aggregate number of shares of Company Common Stock held by Michael Potts and Janice Groth immediately prior to the Effective Time.

            (b) Time Limit for Claims. Except with respect to Claims for Damages arising from or relating to (i) Company's, Sub's or the Company Stockholders' fraud, willful misrepresentation or willful misconduct, or (ii) the representations and warranties of the Company Stockholders contained in their Investment Representation Letters, which may be brought at any time within the applicable statute of limitations, no Claim may be asserted or brought by Parent against the Company Stockholders after the Release Date; provided that any Claim for Damages arising from or relating to Sections 3.1 (Corporate Organization),
3.6 (Capitalization) and 3.7 (Title and Condition) may be brought at time prior to the fourth anniversary of the Effective Time; and provided further that any Claim for Damages arising from or relating to Section 3.10 (Intellectual Property) may be brought at time prior to the third anniversary of the Effective Time; and provided further that any Claim asserted by Parent against the Company Stockholders prior to the Release Date may thereafter be prosecuted and arbitrated as provided in this Article VIII and recovery on such Claim may be had by Parent as provided herein.

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

            (c) Basket. Except with respect to Claims for Damages arising from or relating to (i) Company's, Sub's or the Company Stockholders' fraud, willful misrepresentation or willful misconduct, (ii) Section 3.19 (Closing Certificate), or (iii) the representations and warranties of the Company Stockholders contained in their Investment Representation Letters, the indemnification by the Company Stockholders provided for in this Article VIII will not apply unless and until the aggregate Damages for which Parent or one or more Parent Indemnitees seeks or has sought indemnification hereunder exceeds a cumulative aggregate of $50,000 (the "BASKET"), in which event the Company Stockholders will be liable to indemnify the Parent and all other Parent Indemnitees for all Damages, subject to the limitations set forth in this
Section 8.3.

        8.4 Appointment of Representatives. Each Company Stockholder approves the designation of and designates each of Michael Potts and Scott Wylie as representatives of the Company Stockholders and as the attorneys-in-fact and agents for and on behalf of each Company Stockholder (the "REPRESENTATIVES") with respect to Claims under this Article VIII and the taking by the Representatives of any and all actions and the making of any decisions required or permitted to be taken by the Representatives under this Agreement and the Escrow Agreement, including the exercise of the power to: (a) authorize the release or delivery to Parent of the Escrow Cash in satisfaction of Claims of any Parent Indemnitee pursuant to this Article VIII and the Escrow Agent; (b) agree to, negotiate, enter into settlements and compromises of, demand arbitration of and comply with orders of courts and awards of arbitrators with respect to, such Claims; (c) arbitrate, resolve, settle or compromise any Claim made pursuant to this Article VIII and the Escrow Agreement; and (d) take all actions necessary in the judgment of the Representatives for the accomplishment of the foregoing. The Representatives will have authority and power to act on behalf of each Company Stockholder with respect to the disposition, settlement or other handling of all Claims under this Article VIII and the Escrow Agreement and all rights or obligations arising under this Article VIII and the Escrow Agreement. The Company Stockholders will be bound by all actions taken and documents executed by the Representatives in connection with this Article VIII and the Escrow Agreement, and Parent will be entitled to rely on any action or decision of the Representatives. In performing the functions specified in this Agreement, the Representatives will not be liable to any Company Stockholder in the absence of intentional misconduct or fraud on the part of the Representatives. The Company Stockholders will severally indemnify the Representatives and hold them harmless against any Liability incurred without gross negligence or willful misconduct on the part of the Representatives and arising out of or in connection with the acceptance or administration of their duties hereunder. Any out-of-pocket costs and expenses reasonably incurred by the Representatives in connection with actions taken by the Representatives pursuant to the terms of this Article VIII and the Escrow Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) will be paid by the Company Stockholders to the Representatives on a pro rata basis based on each Company Stockholder's pro rata share of the Escrow Cash.

        8.5 Indemnification by Parent. Parent will indemnify and hold harmless the Company Stockholders from and against any and all Damages directly or indirectly incurred, paid or accrued in connection with or resulting from or and arising out of the failure of any representation or warranty of Parent or Merger Sub contained in Article IV of this Agreement to be true and correct as of the Closing Date.

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

        8.6 Limitations on Indemnification Liability of Parent.

            (a) Limitation of Amount of Liability. Except with respect to Claims for Damages arising from or relating to Parent's fraud, willful misrepresentation or willful misconduct, in no event will the total cumulative amount of Damages for which Parent may be liable to the Company Stockholders under this Article VIII exceed the quotient obtained by multiplying .38 by the Merger Consideration, except that Parent will be liable up to the entire amount of the Merger Consideration for Damages arising from or relating to Section 4.5.

            (b) Time Limit for Claims. Except with respect to Claims for Damages arising from or relating to Parent's fraud, willful misrepresentation or willful misconduct, which may be brought at any time within the applicable statute of limitations, no Claim may be asserted or brought by the Representatives against Parent after the Release Date; provided that any Claim asserted by the Representatives against Parent prior to the Release Date may thereafter be prosecuted and arbitrated as provided in this Article VIII and recovery on such Claim may be had by the Representatives as provided herein.

            (c) Basket. Except with respect to Claims for Damages arising from or relating to Parent's fraud, willful misrepresentation or willful misconduct, the indemnification by Parent provided for in this Article VIII will not apply unless and until the aggregate Damages for which the Representatives seeks or has sought indemnification hereunder exceeds the Basket, in which event Parent will be liable to indemnify the Company Stockholders for all Damages, subject to the limitations set forth in this Section 8.6.

            (d) No Transfer or Assignment. The indemnification obligations of Parent to the Company Stockholders under this Agreement are personal to the Company Stockholders as of the Closing Date and are not transferable or assignable.

        8.7 Notice of Claim. As used herein, the term "CLAIM" means a claim for indemnification for Damages made against (a) the Company Stockholders by Parent (on its own behalf and/or on behalf of any other Parent Indemnitee) or (b) Parent by the Representatives, in each case pursuant to this Article VIII. As used herein, the term "NOTIFYING PARTY" means Parent or the Representatives, as the case may be, when such party delivers a Notice of Claim, and the term "NOTIFIED PARTY" means Parent or the Representatives, as the case may be, when such party receives a Notice of Claim. Parent (and only Parent) may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Parent Indemnitee and only Parent may prosecute and arbitrate a Claim under this Article VIII, and the Representatives (and only the Representatives) may give notice of a Claim under this Agreement for Damages incurred by the Company Stockholders and only the Representatives may prosecute and arbitrate a Claim under this Article VIII. A written notice of a Claim will be provided to the Notified Party by the Notifying Party (a "NOTICE OF CLAIM") after the Notifying Party becomes aware of the existence of any potential claim of the Notifying Party for indemnification under this Article VIII arising from or relating to:

            (a) any item listed in Section 8.2 or Section 8.5, as the case may be; or

            (b) the assertion, whether orally or in writing, against any Parent Indemnitee or the Company Stockholders, as the case may be, of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against such party that is based

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

upon, or includes assertions relating to (in each such case, a "THIRD-PARTY CLAIM") any item listed in Section 8.2 or Section 8.5, as the case may be.

            No delay on the part of the Notifying Party in giving the Notified Party a Notice of Claim will relieve Parent or the Company Stockholders, as the case may be, from any of its obligations under this Article VIII unless (and then only to the extent) that such party is materially prejudiced thereby.

        8.8 Defense of Third-Party Claims.

            (a) Parent will defend any Third-Party Claim, and the costs and expenses incurred by Parent in connection with such defense (including reasonable attorneys' fees, other professionals' and experts' fees and court or arbitration costs) will be included in the Damages for which Parent may seek indemnity pursuant to a Claim made by any Parent Indemnitee hereunder. Parent will use commercially reasonable efforts to defend and settle any Third-Party Claim. Notwithstanding the foregoing, within ten days of delivery of the written notice regarding any Third-Party Claim relating solely to Section 3.11 to the Representatives, the Representatives may, at the expense of the Company Stockholders, elect to prosecute such Claim to conclusion or settlement satisfactory to the Representatives using counsel reasonably acceptable to Parent; provided, that the Representatives may not elect to prosecute or settle any such Claim involving third parties if (i) such Claim seeks injunctive relief against Parent or the Surviving Corporation or (ii) Damages sought under such Claim, together with Damages sought under any other Claims then in dispute or pending, can reasonably be expected to exceed the Escrow Cash available at that time.

            (b) The Representatives or Parent, as the case may be, will have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by such party does not affect any privilege relating to the Representatives or the Parent Indemnitee, as the case may be, and may participate (at such party's expense) in settlement negotiations with respect to the Third-Party Claim. Neither the Representatives nor Parent, as the case may be, will enter into any settlement of a Third-Party Claim without the prior written consent of the other party (which consent will not be unreasonably withheld or delayed); provided, that if such party consents in writing to any such settlement, then such party will have no power or authority to object to any Claim by the other party for indemnity under Section 8.2 or Section 8.5, as the case may be, for the amount of such settlement; and the Company Stockholders will remain responsible to indemnify the Parent Indemnitees and Parent will remain responsible to indemnify the Company Stockholders, as the case may be, for all Damages they may incur arising out of, resulting from or caused by the Third-Party Claim to the fullest extent provided in Article VIII, subject to the limitations on such party's liability set forth in Section 8.3 and Section 8.6.

        8.9 Contents of Notice of Claim. Each Notice of Claim by the Notifying Party given pursuant to Section 8.7 will contain the following information:

            (a) the Notifying Party's good faith estimate of the reasonably foreseeable maximum amount of the alleged Damages arising from or relating to such Claim (which amount may be the amount of damages claimed by a third party in a Third-Party Claim brought against any Parent Indemnitee or the Company Stockholders, as the case may be, based on alleged facts, which if true, would give rise to Liability for Damages to such party under Article VIII); and

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

            (b) a brief description, in reasonable detail (to the extent reasonably available to the Notifying Party), of the facts, circumstances or events giving rise to the alleged Damages based on the Notifying Party's good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to the Notifying Party) and copies of any formal demand or complaint.

        8.10 Resolution of Claims. Any Notice of Claim received by the Notified Party pursuant to Section 8.7 and Section 8.9 will be resolved as follows:

            (a) Uncontested Claims. In the event that, within forty-five calendar days after a Notice of Claim is received by the Notified Party pursuant to Section 8.7 and Section 8.9, the Notified Party does not contest such Notice of Claim in writing to the Notifying Party as provided in Section 8.10(b) (an "UNCONTESTED CLAIM"), the Notified Party will be conclusively deemed to have consented to the recovery by the Notifying Party of the full amount of Damages specified in the Notice of Claim in accordance with this Article VIII (subject to the limitations on the Company Stockholders' and Parent's liability set forth in Section 8.3 and Section 8.6, respectively), including the forfeiture of the Escrow Cash withheld and retained by the Escrow Agent pursuant to the terms of
Section 2.5(b), Section 8.10(e) and the Escrow Agreement and, without further notice, to have stipulated to the entry of a final judgment for damages against the Company Stockholders or Parent, as the case may be, for such amount in the Superior Court for the County of Santa Clara, the United States District Court for the Northern District of California or any other court having jurisdiction over the matter where venue is proper.

            (b) Contested Claims. In the event that the Notified Party gives the Notifying Party written notice contesting all or any portion of a Notice of Claim (a "CONTESTED CLAIM") within the forty-five-day period specified in
Section 8.10(a), then such Contested Claim will be resolved by either (i) a written settlement agreement executed by the Notified Party and the Notifying Party or (ii) in the absence of such a written settlement agreement, by binding arbitration between the Notified Party and the Notifying Party in accordance with the terms and provisions of Section 8.10(c).

            (c) Arbitration of Contested Claims. Each of Parent and the Representatives agrees that any Contested Claim that is not resolved in accordance with Section 8.10(b)(i) will be submitted to mandatory, final and binding arbitration before J.A.M.S./ENDISPUTE or its successor ("J.A.M.S."), pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq. and that any such arbitration will be conducted in Santa Clara County, California. In the event J.A.M.S. ceases to provide arbitration service, then the term "J.A.M.S" will thereafter mean and refer to the American Arbitration Association ("AAA"). Either Parent or the Representatives may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with J.A.M.S. and giving a copy of such demand to each of the other parties to this Agreement. The arbitration will be conducted in accordance with the provisions of J.A.M.S' Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration (or, if J.A.M.S. then means the AAA, the commercial arbitration rules of the AAA then in effect), subject to the provisions of Section 8.10(c) of this Agreement. The parties will cooperate with J.A.M.S. and with each other in promptly selecting a single arbitrator from J.A.M.S.' panel of neutrals, and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. The parties covenant that they will participate in the arbitration in good faith, and that they will share in its costs in accordance with subparagraph (i) below. The provisions of this Section 8.10(c) may be enforced by any court of



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competent jurisdiction. Subject to the provisions of subparagraph (vii) below, judgment upon the Final Award or any other final finding rendered by the arbitrator in the arbitration may be entered in any court having competent jurisdiction.

                (i) Payment of Costs. The Notifying Party will bear all of the expense of deposits and advances required by the arbitrator, but either party may advance such amounts, subject to recovery as an addition or offset to any award. The arbitrator will determine in the Final Award (as defined below) the party who is the prevailing party (the "PREVAILING PARTY") and the party who is not the Prevailing Party (the "NON-PREVAILING PARTY"). The Non-Prevailing Party will pay all reasonable costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the Prevailing Party, the fees of each arbitrator and the administrative fee of the arbitration proceedings. If such an award would result in manifest injustice, however, the arbitrator may apportion such costs, fees and expenses between the parties in such a manner as the arbitrator deems just and equitable.

                (ii) Burden of Proof. Except as may be otherwise expressly provided herein, for any Contested Claim submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding governed exclusively by the internal laws of the State of California applicable to contracts executed and entered into within the State of California, without regard to the principles of choice of law or conflicts of law of any jurisdiction.

                (iii) Award. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a final written arbitration award setting forth the basis and reasons for any decision reached (the "FINAL AWARD") and will deliver such documents to the Representatives and Parent, together with a signed copy of the Final Award. Subject to the provisions of subparagraph (vii) below, the Final Award will constitute a conclusive determination of all issues in question, binding upon the Representatives and Parent, and will include an affirmative statement to such effect. To the extent that the Final Award determines that Parent or any other Parent Indemnitee, or the Company Stockholders, as the case may be, has actually incurred Damages in connection with the Contested Claim through the date of the Final Award ("INCURRED DAMAGES"), the Final Award will set forth and award to Parent or the Company Stockholders, as the case may be, the amount of such Incurred Damages. In addition, the Final Award will set forth and award to Parent or the Company Stockholders, as the case may be, an additional amount of Damages equal to the reasonably foreseeable amount of alleged Damages that the arbitrator determines (based on the evidence submitted by the parties in the arbitration) are reasonably likely to be incurred by Parent and any other Parent Indemnitee or the Company Stockholders, as the case may be, as a result of the facts giving rise to the Contested Claim ("ESTIMATED DAMAGES"), which amount of Estimated Damages may include the amount of damages claimed by a third party in an action brought against any Parent Indemnitee or the Company Stockholders, as the case may be, based on alleged facts which, if true, would give rise to Damages.

                (iv) Timing. The Representatives, Parent and the arbitrator will conclude each arbitration pursuant to this Section 8.10 as promptly as possible for the Contested Claim being arbitrated.

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                (v) Terms of Arbitration. The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provision of this Agreement.

                (vi) Exclusive Remedy. Following the Effective Time, except as specifically otherwise provided in this Agreement, arbitration conducted in accordance with this Agreement will be the sole and exclusive remedy of the parties for any Claim made pursuant to Article VIII, other than any Claim arising from or relating to the fraud, willful misrepresentation or willful misconduct of Parent, Company, Sub or the Company Stockholders.

                (vii) Treatment of Damages. Upon issuance and delivery of the Final Award as provided in subparagraph 8.8(c)(iii) above, Parent or the Company Stockholders, as the case may be, will immediately be entitled to recover as provided in subparagraph 8.8(e) below the amount of any Incurred Damages determined and awarded to Parent or the Company Stockholders, as the case may be, under such Final Award and the amount of Estimated Damages determined and awarded under such Final Award, and such Incurred Damages and such Estimated Damages will be deemed to be owed to Parent or the Company Stockholders, as the case may be, for purposes of this Agreement. Both Incurred Damages and Estimated Damages owed to Parent Indemnitees or the Company Stockholders, as the case may be, are deemed to be Damages for purposes of this Agreement.

            (d) Settled Claims. If a Claim (including a Contested Claim) is settled by a written settlement agreement executed by the Representatives and Parent (a "SETTLED CLAIM"), then the parties will resolve such Settled Claim as provided in such settlement agreement.

            (e) Payment of Damages. Any Incurred Damages and Estimated Damages that (i) the parties have agreed are to be awarded to Parent and/or any other Parent Indemnitee or to the Company Stockholders, as the case may be, pursuant to a Settled Claim or (ii) has been awarded to Parent and/or any other Parent Indemnitee or to the Company Stockholders, as the case may be, pursuant to a Final Award of an arbitration conducted pursuant to this Section 8.10 (all such Incurred Damages, Estimated Damages, Uncontested Claims and Claims settled between Parent and the Representatives are hereinafter referred to as "AWARDED DAMAGES") will be paid as follows:

                (i) Payment to Parent. Parent will be entitled to, and will recover, such Awarded Damages from the Escrow Cash and the Company Stockholders will forfeit the amount of such Escrow Cash. To the extent (and only to the extent) that the cumulative total amount of all Awarded Damages exceeds the Escrow Cash (such excess amount of Awarded Damages being hereinafter referred to as "EXCESS DAMAGES"), Parent will be entitled to recover such Excess Damages in cash from the Company Stockholders, all subject to the limits on the Company Stockholders' liability under Section 8.3.

                (i) Payment to the Company Stockholders. The Company Stockholders will be entitled to, and will recover, such Awarded Damages in cash from Parent, subject to the limits on Parent's liability under Section 8.3.

            (f) Additional Provisions. The Company Stockholders agree that Claims against the Company Stockholders under this Article VIII will first be satisfied by the Company Stockholders' forfeiture of the Escrow Cash as provided for above, and that Parent will have no

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right to exercise its remedies against any other assets of the Company
Stockholders prior to exercising such remedies against the Escrow Cash.

        8.11 Release of Remaining Escrow Cash. On the Release Date, the Escrow Agent (in accordance with the Escrow Agreement) will deliver to the Company Stockholders (a) all of the Escrow Cash (if any) in excess of any amount of Escrow Cash that is necessary to satisfy all unsatisfied or disputed claims for Damages specified in any Notice of Claim delivered to the Representatives before the Release Date, and (b) their pro rata share of the Escrow Earnings to which the Company Stockholders would be entitled. If any Claims are pending but not resolved on the Release Date, then the Escrow Agent will retain possession and custody of that amount of Escrow Cash that equals the total maximum amount of Damages then being claimed by Parent in all such pending Claims, and as soon as all such Claims have been resolved, Parent will direct the Escrow Agent (in accordance with the Escrow Agreement) to deliver to the Company Stockholders all remaining Escrow Cash not required to satisfy such Claims.

                                   ARTICLE IX

                                   TERMINATION

        9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

            (a) by the mutual written consent of Company and Parent;

            (b) by either Company or Parent, if the Closing will not have occurred prior to June 15, 2002 (the "TERMINATION DATE"); provided, however, that the right to terminate this Agreement pursuant to the provisions of this
Section 9.1(b) will not be available to any party whose failure to fulfill any obligation under this Agreement will have been the primary cause of, or will have resulted in, the failure of the Closing to occur prior to the Termination Date;

            (c) by Parent if there will have been instituted, pending or threatened (and not withdrawn) any action or proceeding by any Governmental Authority, or there will be in effect any judgment, decree or order of any Governmental Authority, in either case, seeking to make illegal or otherwise restrain or prohibit the consummation of the Merger, or seeking to compel Parent or any of its Subsidiaries to dispose of or hold separate all or any material portion of the Business;

            (d) by Parent, if there has been a breach by Company, Sub or any Significant Stockholder of any representation, warranty or covenant contained herein on the part of Company, Sub or such Significant Stockholder, or if any representation or warranty of Company, Sub or any Significant Stockholder will have become untrue, in either case which has or can reasonably be expected to have a Material Adverse Effect on Company or Sub and which Company, Sub or such Significant Stockholder fails to cure within a reasonable time, not to exceed ten days, after written notice thereof has been given to Company, Sub or such Significant Stockholder by Parent (except that no cure period will be provided for a breach by Company, Sub or any Significant Stockholder which by its nature cannot be cured); or

            (e) by Company, if there has been a breach by Parent of any representation, warranty or covenant contained herein on the part of Parent, or if any representation or warranty of Parent will have become untrue, in either case which has or can reasonably be expected to have a Material Adverse Effect on Parent and which Parent fails to cure within a reasonable time, not to exceed ten days, after written notice thereof has been given to Parent by Company (except that no cure period will be provided for a breach by Parent which by its nature cannot be cured); provided that Company will have no right to terminate this Agreement pursuant to this Section 9.1(e) if Parent agrees to amend this Agreement to provide that the Merger Consideration will be payable solely in cash.

        9.2 Effect of Termination. In the event of termination of this Agreement in accordance with Section 9.1, this Agreement will forthwith become void and there will be no Liability on the part of any party hereto except as set forth in Section 10.1, provided, however, that nothing herein will relieve either party from Liability for any willful breach of this Agreement.

                                    ARTICLE X

                               GENERAL PROVISIONS

        10.1 Expenses. Each party will bear its respective legal, auditors', investment bankers' and financial advisors' fees and other expenses incurred with respect to this Agreement, the Merger and the transactions contemplated hereby (the "TRANSACTION EXPENSES"). Notwithstanding the foregoing, if the Merger is successfully consummated, then any Transaction Expenses of Company, Sub and the Significant Stockholders (a) not paid on or prior to the Closing or not accrued on the Closing Balance Sheet or (b) excluded from the Parent Dollar Amount may be paid by Parent and Parent will thereafter be entitled to indemnification from the Escrow Cash in accordance with Article VIII for an amount equal to the such Transaction Expenses (without giving effect to the Basket).

        10.2 Notices. All notices and other communications required or permitted under this Agreement will be in writing and will be either hand delivered in person, sent by facsimile, sent by certified or registered first class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications will be effective upon receipt if hand delivered or sent by facsimile, three days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 10.2:

               (a)    If to Parent:

                      Intuit Inc.
                      M/S 2700C
                      2632 Marine Way
                      Mountain View, CA 94043
                      Attention:  General Counsel, Legal Dept.
                      Phone:
                      Fax:  (650) 944-6622
                      with a copy to:

                      Fenwick & West LLP
                      275 Battery, Suite 1500
                      San Francisco, CA 94111
                      Attention:  Douglas N. Cogen, Esq.
                      Phone:  (415) 875-2300
                      Fax:  (415) 281-1350

               (b)    If to Company or Sub:

                      The Flagship Group Inc.
                      1385 S. Colorado Boulevard, Suite 400
                      Denver, Colorado 80222
                      Attention:  President
                      Phone:  (303) 756-3030
                      Fax:  (303) 756-3514

                      with a copy to:

                      E*Law Group
                      3555 W. 110th Place
                      Westminster, Colorado 80031
                      Attention:  Jeremy W. Makarechian, Esq.
                      Phone:  (303) 410-8988
                      Fax:  (303) 410-0468

               (c)    If to the Representatives or the Significant Stockholders:

                      Michael Potts
                      c/o The Flagship Group Inc.
                      1385 S. Colorado Boulevard, Suite 400
                      Denver, Colorado 80222
                      Phone:  (303) 756-3030
                      Fax:  (303) 756-3514

                      Scott Wylie
                      c/o The Flagship Group Inc.
                      1385 S. Colorado Boulevard, Suite 400
                      Denver, Colorado 80222
                      Phone:  (303) 756-3030
                      Fax:  (303) 756-3514
                      with a copy to:

                      E*Law Group
                      3555 W. 110th Place
                      Westminster, Colorado 80031
                      Attention:  Jeremy W. Makarechian, Esq.
                      Phone:  (303) 410-8988
                      Fax:  (303) 410-0468

or to such other address as the party in question may have furnished to the other parties by written notice given in accordance with this Section 10.2.

        10.3 Public Announcements. Except as may otherwise be required by law, no party to this Agreement will make any public announcements in respect of this Agreement or the transactions contemplated herein or otherwise communicate with any news media without the prior consent of the other party, and, to the maximum extent practicable, the parties will cooperate as to the timing and contents of any such announcement; provided that Parent reserves the right to make any disclosure regarding this Agreement or the transactions contemplated hereby that it in good faith determines is required to be made by it under Applicable Laws, including securities laws.

        10.4 Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

        10.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

        10.6 Entire Agreement. This Agreement, the Company Ancillary Agreements, the Sub Ancillary Agreements, the Significant Stockholders Ancillary Agreements and the Parent Ancillary Agreements, the Exhibits hereto and the Company Disclosure Letter constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings with respect to the subject matter hereof, both written and oral.

        10.7 Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of each other party and any purported assignment without such consent will be void; except that Parent may, without Company's consent, assign this Agreement (and the Parent Ancillary Agreements)
(a) to any of its majority-owned subsidiaries, (b) by operation of law, or (c) in connection with any merger, consolidation or sale of all or substantially Business Assets or in connection with any similar transaction.

        10.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the indemnification rights of the Parent Indemnitees under Article VIII.

        10.9 Amendment; Waiver. This Agreement may not be amended or modified except by an instrument in writing signed by Company, Sub and Parent (and also by the Significant Stockholders if such provision amends or modifies any provisions of this Agreement applicable to or binding upon the Significant Stockholders); provided, however, that no consent of any party to this Agreement (other than Parent) will be required to amend or modify this Agreement, in the event that Parent makes the Cash Election, to conform this Agreement to such Cash Election. At any time prior to the Closing, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Waiver of any term or condition of this Agreement will only be effective if and to the extent documented in a writing signed by the party making or granting such waiver and will not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

        10.10 Governing Law; Venue. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of California applicable to contracts executed and performed entirely within the State of California, without regard to the principles of choice of law or conflicts or law of any jurisdiction. Any dispute hereunder will be resolved by arbitration in accordance with Section 8.8. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator will have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a dispute.

        10.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

        10.12 Construction of Agreement. This Agreement, the Company Ancillary Agreements, the Sub Ancillary Agreements, the Significant Stockholders Ancillary Agreements and the Parent Ancillary Agreements have been negotiated by Parent, Company, Sub and the Significant Stockholders and their respective attorneys, and the parties hereto waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement, certificate or document will be construed against the party drafting such agreement, certificate or document. Unless otherwise indicated, the words "include," "includes," "including" and "such as" when used herein will be deemed in each case to be followed by the words "without limitation." Each reference herein to a law, statute, regulation, document or agreement will be deemed in each case to include all amendments thereto.

        10.13 Effect of Schedules. The Company Disclosure Letter will be arranged in separate parts corresponding to the numbered and lettered Sections contained in Article III. Notwithstanding anything to the contrary contained herein or in any of the Schedules, any information disclosed in one of such Schedules will be deemed to be disclosed in any other Schedules to which such information is relevant to the extent it is readily apparent from the actual text of such disclosure that it is relevant to such other Schedules.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


THE FLAGSHIP GROUP INC.                         INTUIT INC.


By: ___________________________                 By: ___________________________

Name: _________________________                 Name: _________________________

Title: ________________________                 Title: ________________________

 AMERICAN FUNDWARE, INC.                         ARDENT ACQUISITION CORPORATION


By: ___________________________                 By: ___________________________

Name: _________________________                 Name: _________________________

Title: ________________________                 Title: ________________________

                                                CREDENCE ACQUISITION CORPORATION


                                                By: ___________________________

                                                Name: _________________________

                                                Title: ________________________



SIGNIFICANT STOCKHOLDERS


______________________________                    ____________________________
Michael Potts                                     Janice Groth



REPRESENTATIVES



______________________________                    ____________________________
Michael Potts                                     Scott Wylie



                [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

                                LIST OF EXHIBITS

Exhibit A      List of Significant Stockholders
Exhibit B      List of Signatories to the Voting Agreement
Exhibit C      Voting Agreement
Exhibit D      First-Step Certificate of Merger
Exhibit E      Second-Step Certificate of Merger
Exhibit F      Agreement of Merger between Company and Merger Sub II
Exhibit G      Escrow Agreement
Exhibit H      List of Key Employees
Exhibit I      Non-Competition Agreement
Exhibit J      Employment Offer
Exhibit K-1    Investment Representation Letter (Significant Stockholders)
Exhibit K-2    Investment Representation Letter (Accredited Company Stockholders)
Exhibit K-3    Investment Representation Letter (Unaccredited Company Stockholders)
Exhibit L      Matters to be Covered in the Opinion of E*Law Group

                                     ANNEX B

                    ACTION BY WRITTEN CONSENT OF STOCKHOLDERS
                           OF THE FLAGSHIP GROUP INC.

        Each of the undersigned stockholders of The Flagship Group Inc., a Delaware corporation ("Flagship"), hereby authorizes the taking of the following actions and adoption of the following resolutions in lieu of and without a meeting:

APPROVAL AND ADOPTION OF MERGER AGREEMENT AND RELATED TRANSACTIONS:

        RESOLVED, that the Merger Agreement (including the indemnification obligations of the Stockholders pursuant to Article VIII of the Merger Agreement), and all of the agreements, instruments and other documents related thereto or referred to therein, including, without limitation, the Voting Agreement, the Escrow Agreement, the Investment Representation Letters, and all other documents and instruments contemplated by the Purchase Merger to be executed and delivered by Flagship, Fundware, the Significant Stockholders and the Representatives (collectively, the "Merger Documents"), all in substantially the forms previously submitted to and reviewed by the Board of Directors of Flagship, are hereby authorized and approved, and each of the Chief Executive Officer and Chairman of the Board of Directors (each a "Proper Officer") of Flagship, either one of whom may act without the joinder of the other, is hereby authorized to execute and deliver, in the name and on behalf of Flagship acting on its own behalf, the Merger Agreement, Merger Documents and related instruments, with such changes thereto as the Proper Officer executing any of such agreements, notes, certificates, instruments or other documents shall approve, the execution thereof with any changes thereto by such Proper Officer to be conclusive evidence of such approval;

        RESOLVED FURTHER, that the Proper Officers of Flagship be, and each of them hereby is, authorized and directed in the name and on behalf of Flagship, to cause Flagship to perform each such agreement, note or other document or instrument in accordance with its terms which may be required in connection with the foregoing resolution; and

        RESOLVED FURTHER, that all actions heretofore taken by a Proper Officer of Flagship in respect of the Merger Agreement and the Merger Documents, including but not limited to the negotiation thereof, are hereby confirmed, ratified and adopted as the valid and subsisting actions of Flagship.

        The undersigned hereby votes as follows with respect to the above resolution:

          ---------------- ------------------ -----------------
              FOR [ ]          AGAINST [ ]      ABSTAIN [ ]
          ---------------- ------------------ -----------------

APPOINTMENT AND APPROVAL OF STOCKHOLDERS' REPRESENTATIVES:

        WHEREAS, the Board of the Flagship has approved a resolution pursuant to which each of Michael Potts and Scott Wylie to act as the representatives of the stockholders of Flagship (the "Representatives") with the powers, rights and duties set forth in the Merger Agreement and the Escrow Agreement (collectively, the "Agreements");

        WHEREAS, in performing the functions specified in the Agreements, the Representatives will not be liable to any Stockholder in the absence of intentional misconduct or fraud (the "Limitation on Liability") and the Stockholders hereby agree to severally indemnify the Representatives and hold them harmless against any liability, cost, expense or damage incurred by them arising out of or in connection with the acceptance or administration of their duties hereunder and that any out-of-pocket costs and expenses reasonably incurred by the Representatives in connection with actions taken by the Representatives pursuant to the terms of the Agreements (including the hiring of legal counsel and the incurring of legal fees and costs) will be paid by the Stockholders to the Representatives on a pro rata basis based on each Stockholder's pro rata share of the cash held in escrow upon the closing of the Merger (the "Indemnification Obligation"); and

        WHEREAS, the approval of the Limitation on Liability and the Indemnification Obligation by the Stockholders is an express condition precedent to the acceptance by Mr. Potts and Mr. Wylie of the duties and obligations of the Representatives; and

        WHEREAS, the Board of Flagship has recommended that the Stockholders of Flagship approve the appointment of Mr. Potts and Mr. Wylie as the Representatives, as well as the Limitation on Liability and the Indemnification Obligations specified in the Agreements.

        RESOLVED, that the appointment of Mr. Potts and Mr. Wylie as the Representatives is hereby approved and adopted in all respects; and

        RESOLVED FURTHER, that the Limitation on Liability and the Indemnification Obligations are hereby approved and adopted in all respects.

        The undersigned hereby votes as follows with respect to the above resolution:

          ---------------- ------------------ -----------------
              FOR [ ]          AGAINST [ ]      ABSTAIN [ ]
          ---------------- ------------------ -----------------

NUMBER OF SHARES HELD

                                     ___________________________________________
______  shares of Common Stock       SIGNATURE

                                     Please sign exactly as name appears on the certificate(s). Joint owners should each sign. Trustees and others acting in a representative capacity should indicate the capacity in which they sign and give their full title. If a corporation, please have an authorized officer sign and indicate the full corporate name. If a partnership, please sign in partnership name by an authorized person.


                                     ___________________________________________
                                     PRINTED NAME OF STOCKHOLDER


                                     Dated: ____________________________________

                                    EXHIBIT C

                    ACTION BY WRITTEN CONSENT OF STOCKHOLDERS
                           OF THE FLAGSHIP GROUP INC.

        Each of the undersigned stockholders of The Flagship Group Inc., a Delaware corporation ("Flagship"), hereby authorizes the taking of the following actions and adoption of the following resolutions in lieu of and without a meeting:

        RATIFICATION OF SCOTT C. WYLIE COMPENSATION PROPOSAL:

        RESOLVED, that payment of amounts payable to Scott C. Wylie as a result of the payment of a special bonus and acceleration of vesting of stock options, in each case in connection with the merger is hereby ratified by the stockholders of Flagship and such amounts shall not constitute "parachute payments" for purposes of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended.

        The undersigned hereby votes as follows with respect to the above resolution:

        MESSRS. WYLIE, TURNER, JAMES AND FAHERTY MAY NOT VOTE WITH RESPECT TO THIS RESOLUTION, AND NO PERSON RELATED TO SUCH INDIVIDUALS MAY VOTE WITH RESPECT TO THIS RESOLUTION.

---------------------------- -------------- ----------------- ------------------
      SCOTT C. WYLIE             FOR [ ]       AGAINST [ ]        ABSTAIN [ ]
---------------------------- -------------- ----------------- ------------------

        Ratification of the foregoing will constitute ratification of the Compensation Proposal described herein.


        RATIFICATION OF NATHANIEL P. TURNER COMPENSATION PROPOSAL:

        RESOLVED, that payment of amounts payable to Nathaniel P. Turner as a result of the acceleration of vesting of stock options in connection with the merger is hereby ratified by the stockholders of Flagship and such amounts shall not constitute "parachute payments" for purposes of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended.

        The undersigned hereby votes as follows with respect to the above resolution:

        MESSRS. WYLIE, TURNER, JAMES AND FAHERTY MAY NOT VOTE WITH RESPECT TO THIS RESOLUTION, AND NO PERSON RELATED TO SUCH INDIVIDUALS MAY VOTE WITH RESPECT TO THIS RESOLUTION.

---------------------------- -------------- ----------------- ------------------
    NATHANIEL P. TURNER          FOR [ ]       AGAINST [ ]        ABSTAIN [ ]
---------------------------- -------------- ----------------- ------------------

        Ratification of the foregoing will constitute ratification of the Compensation Proposal described herein.

        RATIFICATION OF STEPHEN O. JAMES COMPENSATION PROPOSAL:

        RESOLVED, that payment of amounts payable to Stephen O. James as a result of the acceleration of vesting of stock options in connection with the merger is hereby ratified by the stockholders of Flagship and such amounts shall not constitute "parachute payments" for purposes of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended.

        The undersigned hereby votes as follows with respect to the above resolution:

        MESSRS. WYLIE, TURNER, JAMES AND FAHERTY MAY NOT VOTE WITH RESPECT TO THIS RESOLUTION, AND NO PERSON RELATED TO SUCH INDIVIDUALS MAY VOTE WITH RESPECT TO THIS RESOLUTION.


---------------------------- -------------- ----------------- ------------------
    STEPHEN O. JAMES             FOR [ ]       AGAINST [ ]        ABSTAIN [ ]
---------------------------- -------------- ----------------- ------------------

        Ratification of the foregoing will constitute ratification of the Compensation Proposal described herein.



        RATIFICATION OF MICHAEL FAHERTY COMPENSATION PROPOSAL:

        RESOLVED, that payment of amounts payable to Michael Faherty as a result of the acceleration of vesting of stock options in connection with the merger is hereby ratified by the stockholders of Flagship and such amounts shall not constitute "parachute payments" for purposes of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended.

        The undersigned hereby votes as follows with respect to the above resolution:

        MESSRS. WYLIE, TURNER, JAMES AND FAHERTY MAY NOT VOTE WITH RESPECT TO THIS RESOLUTION, AND NO PERSON RELATED TO SUCH INDIVIDUALS MAY VOTE WITH RESPECT TO THIS RESOLUTION.

---------------------------- -------------- ----------------- ------------------
    MICHAEL FAHERTY              FOR [ ]       AGAINST [ ]        ABSTAIN [ ]
---------------------------- -------------- ----------------- ------------------

        Ratification of the foregoing will constitute ratification of the Compensation Proposal described herein.

NUMBER OF SHARES HELD

                                     ___________________________________________
______  shares of Common Stock       SIGNATURE

                                     Please sign exactly as name appears on the certificate(s). Joint owners should each sign. Trustees and others acting in a representative capacity should indicate the capacity in which they sign and give their full title. If a corporation, please have an authorized officer sign and indicate the full corporate name. If a partnership, please sign in partnership name by an authorized person.


                                     ___________________________________________
                                     PRINTED NAME OF STOCKHOLDER


                                     Dated: ____________________________________

                                                                        ANNNEX D

                                  May __, 2002

Intuit Inc.
2632 Marine Way, Bldg. 7
Mountain View, CA  94043

        RE:    INVESTMENT REPRESENTATION LETTER

Ladies and Gentlemen:

        The undersigned ("STOCKHOLDER") holds shares of common stock of The Flagship Group Inc., a Delaware corporation ("COMPANY"). Intuit Inc., a Delaware corporation ("PARENT"), Ardent Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, Company, Credence Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, American Fundware, Inc., a Colorado corporation and a wholly owned subsidiary of Company ("SUB"), certain stockholders of Company and each of Michael Potts and Scott Wylie, as representatives have entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"). The Merger Agreement provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into Company (the "MERGER"), with Company to survive the Merger. At the Effective Time, among other things, outstanding shares of Company Common Stock will be converted into the right to receive cash and shares of Parent Common Stock as more particularly set forth in the Merger Agreement. The Merger Shares will be registered by Parent under the Securities Act on Parent's currently effective Form S-4 shelf registration statement for issuance as contemplated by the Merger Agreement. Stockholder acknowledges and agrees that Parent is relying on the truth and accuracy of the representations and warranties made by Stockholder in this Investment Representation Letter to rely on the use of such shelf registration statement described above. Capitalized terms used but not defined in this Investment Representation Letter will have the meanings given to such terms in the Merger Agreement.

        Stockholder hereby makes the following representations, warranties and agreements to Parent, each of which representations, warranties and agreements contained in the following Sections of this Investment Representation Letter are true and correct as to Stockholder as of the date hereof and will be true and correct on and as of the Closing Date.

        1. Binding Agreement; Authority. This Investment Representation Letter constitutes Stockholder's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. Stockholder has executed, delivered and performed his/her/its obligations under, and has all requisite legal power, authority and capacity to execute, deliver and perform his/her/its obligations under, this Investment Representation Letter. The execution, delivery and performance by Stockholder of this Investment Representation Letter have been duly and validly approved and authorized by all necessary corporate, trust, partnership or custodial action required by Applicable Law.

        2. Title; No Other Securities. Stockholder has good and marketable title to that number of shares of Company Common Stock and Company Options as set forth beside his name on Schedule 3.6(a) and Schedule 3.6(b) of the Company Disclosure Letter, free and clear of all Encumbrances. Except as set forth in the preceding sentence, Stockholder has no interest in, or right of any kind to, any securities of Company, including, without limitation, any options, warrants, convertible securities or other securities, calls, commitments, conversion privileges, preemptive rights, rights of first refusal, rights of first offer or other rights or agreements outstanding to purchase or otherwise acquire (whether directly or indirectly) any shares of Company capital stock or any securities convertible into or exchangeable for any shares of Company capital stock or obligating Company to grant, issue, extend or enter into any such option, warrant, convertible security or other security, call, commitment, conversion privilege, preemptive right, right of first refusal, right of first offer or other right or agreement.

        3. Approval of the Merger Agreement and the Merger. Stockholder hereby approves the terms of the Merger Agreement and the Merger, and agrees to be bound by the Escrow Agreement. Stockholder further approves the designation of and designates each of Michael Potts and Scott Wylie as the representatives of Stockholder (collectively, the "REPRESENTATIVES") and as the attorneys-in-fact and agents for and on behalf of Stockholder with respect to claims for indemnification under Article VIII and the taking by the Representatives of any and all actions and the making of any decisions required or permitted to be taken by the Representatives under the Escrow Agreement and the Merger Agreement in accordance with Article VIII thereof. In performing the functions specified in the Merger Agreement, the Representatives will not be liable to Stockholder in the absence of intentional misconduct or fraud on the part of the Representatives. Stockholder will severally indemnify the Representatives and hold them harmless against any Liability incurred without fraud or willful misconduct on the part of the Representatives and arising out of or in connection with the acceptance or administration of their duties hereunder. Any out-of-pocket costs and expenses reasonably incurred by the Representatives in connection with actions taken by the Representatives pursuant to the terms of
Article VIII of the Merger Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) will be paid by the Stockholder to the Representatives on a pro rata basis based on each Stockholder's pro rata share of the Escrow Cash. Notwithstanding anything herein to the contrary, Stockholder's indemnification obligation to the Representatives hereunder will in no event exceed Stockholder's pro rata share of the Escrow Cash.

        4. Purchase for Own Account. The Merger Shares to be issued to Stockholder in the Dissolution will be acquired for investment for Stockholder's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and Stockholder has no present intention of selling, granting any participation in, or otherwise distributing the same.

        5. Disclosure of Information. Stockholder has received or has had full access to all the information Stockholder considers necessary or appropriate to make an informed investment decision with respect to the Merger Shares to be issued to Stockholder under the Merger Agreement. Stockholder has had an opportunity to ask questions and receive answers from Parent and Company regarding the terms and conditions of the offering of the Merger Shares pursuant to the Merger Agreement and to obtain additional information (to the extent Parent possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Stockholder or to which Stockholder had access.

        6. Investment Experience. Stockholder understands that the acquisition of the Merger Shares pursuant to the Merger Agreement involves substantial risk. Stockholder acknowledges that Stockholder can bear the economic risk of Stockholder's investment in the Merger Shares, and has such knowledge and experience in financial or business matters that Stockholder is capable of evaluating the merits and risks of this investment in the Merger Shares and protecting his/her/its own interests in connection with this investment. Stockholder hereby represents that he/she/it is an "accredited investor," as such term is defined under Section 501(a) of Regulation D promulgated under the Securities Act, by virtue of the following:

        (If you are an individual, please check the appropriate box.)

        Stockholder's individual net worth or joint net worth with Stockholder's spouse (including the fair market value of Stockholder's shares of Company Common Stock) exceeds $1,000,000.

        Stockholder personally has had an individual income in excess of $200,000 in each of the two most recent years and Stockholder reasonably expects an income in excess of $200,000 in the current year.

        Stockholder's joint income with Stockholder's spouse is in excess of $300,000 in each of the two most recent years and Stockholder reasonably expects a joint income in excess of $300,000 in the current year.

        (If you are an entity, please check the appropriate box.)

        Stockholder is an organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000 not formed for the purpose of investing in Parent.

        Stockholder is a corporation with total assets in excess of $5,000,000, not formed for the purpose of investing in Parent.

        Stockholder is a partnership with total assets in excess of $5,000,000, not formed for the purpose of investing in Parent.

        Stockholder is a Massachusetts or similar business trust with total assets in excess of $5,000,000, not formed for the purpose of investing in Parent.

        Stockholder is any other trust with total assets in excess of $5,000,000, not formed for the purpose of investing in Parent.

        7. Compliance With Laws and Regulations. The issuance and transfer of the Merger Shares will be subject to and conditioned upon compliance by Parent and Stockholder with all applicable state and federal laws and regulations and with all applicable requirements of any stock exchange or automated quotation system on which shares of Parent Common Stock may be listed or quoted at the time of such issuance or transfer.

        8. Entire Agreement. This Investment Representation Letter and the Escrow Agreement supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties regarding the subject matter hereof. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

        9. Construction of Agreement. This Investment Representation Letter has been negotiated by Parent and Stockholder, and the parties hereto waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement, certificate or document will be construed against the party drafting such agreement, certificate or document. Stockholder acknowledges and understands that counsel to Company is not also acting as counsel to Stockholder, and that Stockholder has had the opportunity to consult with separate counsel regarding this Investment Representation Letter.

        10. Governing Law; Venue. This Investment Representation Letter will be governed by, and construed in accordance with, the internal laws of the State of California applicable to contracts executed and performed entirely within the State of California, without regard to the principles of choice of law or conflicts or law of any jurisdiction. The exclusive venue for any judicial action under and pursuant to this Investment Representation Letter will rest with the California state and federal courts located in Santa Clara County, California.

        11. Successors and Assigns. This Investment Representation Letter will inure to the benefit of the successors and assigns of Parent, including any successor to, or assignee of, all or substantially all of the business and assets of Parent or any other part of the business or assets of Parent. This Investment Representation Letter and the rights and obligations of Stockholder hereunder are personal to Stockholder and will not be assignable, delegable or transferable by Stockholder in any respect.

        12. Severability. If any provision of this Investment Representation Letter, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, then the remainder of this Investment Representation Letter and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Investment Representation Letter with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

        13. Counterparts. This Investment Representation Letter may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

        14. Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereunder will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Investment Representation Letter were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to seek an injunction or injunctions to prevent breaches of this Investment Representation Letter and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

        15. Amendment; Waiver. Any term or provision of this Investment Representation Letter may be amended, and the observance of any term of this Investment Representation Letter may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default.

                                          Very truly yours,

                                          ______________________________________
                                          Signature


                                          ______________________________________
                                          Name (Please Type or Print)


                                          ______________________________________
                                          Address


                                          ______________________________________
                                          City, State and Zip Code

ACKNOWLEDGED AND AGREED:

Intuit Inc.



By:  _________________________________

Name:  _______________________________

Title:  ______________________________



        [SIGNATURE PAGE TO INVESTMENT REPRESENTATION LETTER - ACCREDITED]

                                                                         ANNEX E

                                  May __, 2002

Intuit Inc.
2632 Marine Way, Bldg. 7
Mountain View, CA  94043

        RE: INVESTMENT REPRESENTATION LETTER [to be executed by unaccredited investors]

Ladies and Gentlemen:

        The undersigned ("STOCKHOLDER") holds shares of common stock of The Flagship Group Inc., a Delaware corporation ("COMPANY"). Intuit Inc., a Delaware corporation ("PARENT"), Ardent Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, Company, Credence Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, American Fundware, Inc., a Colorado corporation and a wholly owned subsidiary of Company ("SUB"), certain stockholders of Company and each of Michael Potts and Scott Wylie, as representatives have entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"). The Merger Agreement provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into Company (the "MERGER"), with Company to survive the Merger. At the Effective Time, among other things, outstanding shares of Company Common Stock will be converted into the right to receive cash and shares of Parent Common Stock as more particularly set forth in the Merger Agreement. The Merger Shares will be registered by Parent under the Securities Act on Parent's currently effective Form S-4 shelf registration statement for issuance as contemplated by the Merger Agreement. Stockholder acknowledges and agrees that Parent is relying on the truth and accuracy of the representations and warranties made by Stockholder in this Investment Representation Letter to rely on the use of such shelf registration statement described above. Capitalized terms used but not defined in this Investment Representation Letter will have the meanings given to such terms in the Merger Agreement.

        Stockholder hereby makes the following representations, warranties and agreements to Parent, each of which representations, warranties and agreements contained in the following Sections of this Investment Representation Letter are true and correct as to Stockholder as of the date hereof and will be true and correct on and as of the Closing Date.

        1. Binding Agreement; Authority. This Investment Representation Letter constitutes Stockholder's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. Stockholder has executed, delivered and performed his/her/its obligations under, and has all requisite legal power, authority and capacity to execute, deliver and perform his/her/its obligations under, this Investment Representation Letter. The execution, delivery and performance by Stockholder of this Investment Representation Letter have been duly and validly approved and authorized by all necessary corporate, trust, partnership or custodial action required by Applicable Law.

        2. Title; No Other Securities. Stockholder has good and marketable title to that number of shares of Company Common Stock and Company Options as set forth beside his name on

Schedule 3.6(a) and Schedule 3.6(b) of the Company Disclosure Letter, free and clear of all Encumbrances. Except as set forth in the preceding sentence, Stockholder has no interest in, or right of any kind to, any securities of Company, including, without limitation, any options, warrants, convertible securities or other securities, calls, commitments, conversion privileges, preemptive rights, rights of first refusal, rights of first offer or other rights or agreements outstanding to purchase or otherwise acquire (whether directly or indirectly) any shares of Company capital stock or any securities convertible into or exchangeable for any shares of Company capital stock or obligating Company to grant, issue, extend or enter into any such option, warrant, convertible security or other security, call, commitment, conversion privilege, preemptive right, right of first refusal, right of first offer or other right or agreement.

        3. Approval of the Merger Agreement and the Merger. Stockholder hereby approves the terms of the Merger Agreement and the Merger, and agrees to be bound by the Escrow Agreement. Stockholder further approves the designation of and designates each of Michael Potts and Scott Wylie as the representatives of Stockholder (collectively, the "REPRESENTATIVES") and as the attorneys-in-fact and agents for and on behalf of Stockholder with respect to claims for indemnification under Article VIII and the taking by the Representatives of any and all actions and the making of any decisions required or permitted to be taken by the Representatives under the Escrow Agreement and the Merger Agreement in accordance with Article VIII thereof. In performing the functions specified in the Merger Agreement, the Representatives will not be liable to Stockholder in the absence of intentional misconduct or fraud on the part of the Representatives. Stockholder will severally indemnify the Representatives and hold them harmless against any Liability incurred without fraud or willful misconduct on the part of the Representatives and arising out of or in connection with the acceptance or administration of their duties hereunder. Any out-of-pocket costs and expenses reasonably incurred by the Representatives in connection with actions taken by the Representatives pursuant to the terms of
Article VIII of the Merger Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) will be paid by the Stockholder to the Representatives on a pro rata basis based on each Stockholder's pro rata share of the Escrow Cash. Notwithstanding anything herein to the contrary, Stockholder's indemnification obligation to the Representatives hereunder will in no event exceed Stockholder's pro rata share of the Escrow Cash.

        4. Disclosure of Information. Stockholder has received or has had full access to all the information Stockholder considers necessary or appropriate to make an informed investment decision with respect to the Merger Shares to be issued to Stockholder under the Merger Agreement. Stockholder has had an opportunity to ask questions and receive answers from Parent and Company regarding the terms and conditions of the offering of the Merger Shares pursuant to the Merger Agreement and to obtain additional information (to the extent Parent possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Stockholder or to which Stockholder had access.

        5. Investment Experience. Stockholder understands that the acquisition of the Merger Shares pursuant to the Merger Agreement involves substantial risk. Stockholder acknowledges that Stockholder can bear the economic risk of Stockholder's investment in the Merger Shares, and has such knowledge and experience in financial or business matters that Stockholder is capable of evaluating the merits and risks of this investment in the Merger Shares and protecting his/her/its own interests in connection with this investment.

        6. Appointment of Purchaser. Stockholder hereby appoints Peter Feer of The Wallach Company, a division of McDonald Investments Inc. ("McDonald") (the "PURCHASER REPRESENTATIVE") to act as a "purchaser representative," as that term is used in Rule 501(h) promulgated under the Securities Act. Stockholder has been advised by Company and on that basis reasonably believes that the Purchaser Representative satisfies all of the conditions set forth in Rule 501(h) promulgated under the Securities Act to act as a "purchaser representative." Stockholder acknowledges that the Purchaser Representative is Stockholder's "purchaser representative" in connection with his/her/its evaluation of the merits and risks of the prospective investment in the Merger Shares. Stockholder acknowledges and agrees that the neither Mr. Feer, McDonald nor any of their affiliates makes any representations or warranties to any Stockholder regarding the Merger and, if made, may not be relied upon by any Stockholder. Mr. Feer and McDonald will not be liable to any Stockholder in connection with his and their capacity as purchaser representative other than for intentional misconduct or fraud.

        7. Compliance With Laws and Regulations. The issuance and transfer of the Merger Shares will be subject to and conditioned upon compliance by Parent and Stockholder with all applicable state and federal laws and regulations and with all applicable requirements of any stock exchange or automated quotation system on which shares of Parent Common Stock may be listed or quoted at the time of such issuance or transfer.

        8. Entire Agreement. This Investment Representation Letter and the Escrow Agreement supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

        9. Construction of Agreement. This Investment Representation Letter has been negotiated by Parent and Stockholder and their respective attorneys, and the parties hereto waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement, certificate or document will be construed against the party drafting such agreement, certificate or document.

        10. Governing Law; Venue. This Investment Representation Letter will be governed by, and construed in accordance with, the internal laws of the State of California applicable to contracts executed and performed entirely within the State of California, without regard to the principles of choice of law or conflicts or law of any jurisdiction. The exclusive venue for any judicial action under and pursuant to this Investment Representation Letter will rest with the California state and federal courts located in Santa Clara County, California.

        11. Successors and Assigns. This Investment Representation Letter will inure to the benefit of the successors and assigns of Parent, including any successor to, or assignee of, all or substantially all of the business and assets of Parent or any other part of the business or assets of Parent. This Investment Representation Letter and the rights and obligations of Stockholder hereunder are personal to Stockholder and will not be assignable, delegable or transferable by Stockholder in any respect.

        12. Severability. If any provision of this Investment Representation Letter, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, then the remainder of this Investment Representation Letter and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Investment Representation Letter with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

        13. Counterparts. This Investment Representation Letter may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

        14. Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereunder will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Investment Representation Letter were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to seek an injunction or injunctions to prevent breaches of this Investment Representation Letter and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

        15. Amendment; Waiver. Any term or provision of this Investment Representation Letter may be amended, and the observance of any term of this Investment Representation Letter may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default.

                                          Very truly yours,

                                          ______________________________________
                                          Signature

                                          ______________________________________
                                          Name (Please Type or Print)

                                          ______________________________________
                                          Address

                                          ______________________________________
                                          City, State and Zip Code







ACKNOWLEDGED AND AGREED:

Intuit Inc.



By:  _______________________________

Name:  _____________________________

Title:  ____________________________

       [SIGNATURE PAGE TO INVESTMENT REPRESENTATION LETTER - UNACCREDITED]

                                                                         ANNEX F


Form  W-9                                                 REQUEST FOR TAXPAYER                                   Give form to the
(Rev. January 2002)                                IDENTIFICATION NUMBER AND CERTIFICATION                       requester. Do not
Department of the Treasury                                                                                        send to the IRS.
Internal Revenue Service
------------------------------------------------------------------------------------------------------------------------------------
PRINT OR TYPE
See SPECIFIC INSTRUCTIONS on page 2.

Name

------------------------------------------------------------------------------------------------------------------------------------

Business name, if different from above

------------------------------------------------------------------------------------------------------------------------------------

                            Individual/                                                                         Exempt from backup
Check appropriate box:  [ ] Sole proprietor   [ ]  Corporation   [ ] Partnership  [ ] Other _____________   [ ] withholding
------------------------------------------------------------------------------------------------------------------------------------

Address (number, street, and apt. or suite no.)                                        Requester's name and address (optional)

--------------------------------------------------------------------------------
City, state, and ZIP code

--------------------------------------------------------------------------------       ---------------------------------------------

List account number(s) here (optional)

------------------------------------------------------------------------------------------------------------------------------------

PART I TAXPAYER IDENTIFICATION NUMBER (TIN)

Enter your TIN in the appropriate box. For individuals, this is your social                    SOCIAL SECURITY NUMBER
security number (SSN). HOWEVER, FOR A RESIDENT ALIEN, SOLE PROPRIETOR, OR
DISREGARDED ENTITY, SEE THE PART I INSTRUCTIONS ON PAGE 2. For other entities,                 -------------------------------------
it is your employer identification number (EIN). If you do not have a number,                  OR
see HOW TO GET A TIN on page 2.
                                                                                               EMPLOYER IDENTIFICATION NUMBER
NOTE: If the account is in more than one name, see the chart on page 2 for
guidelines on whose number to enter.                                                           -------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

PART II CERTIFICATION

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), AND

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service
    (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, AND

3.  I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 2.)


SIGN     SIGNATURE OF
HERE     U.S. PERSON:                                  DATE:

-----    ------------------------------------------    -------------------------

PURPOSE OF FORM

A person who is required to file an information return with the IRS must get your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

    USE FORM W-9 ONLY IF YOU ARE A U.S. PERSON (including a resident alien), to give your correct TIN to the person requesting it (the requester) and, when applicable, to:

    1. Certify the TIN you are giving is correct (or you are waiting for a number to be issued),

    2. Certify you are not subject to backup withholding, or

    3. Claim exemption from backup withholding if you are a U.S. exempt payee.

    IF YOU ARE A FOREIGN PERSON, USE THE APPROPRIATE FORM W-8. See PUB. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities.

    NOTE: If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

WHAT IS BACKUP WITHHOLDING? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 30% of such payments AFTER December 31, 2001 (29% AFTER December 31, 2003). This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

    You will NOT be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

PAYMENTS YOU RECEIVE WILL BE SUBJECT TO BACKUP WITHHOLDING IF:

    1. You do not furnish your TIN to the requester, or

    2. You do not certify your TIN when required (see the Part II instructions on page 2 for details), or

    3. The IRS tells the requester that you furnished an incorrect TIN, or

    4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

    5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

    Certain payees and payments are exempt from backup withholding. See the instructions on page 2 and the separate INSTRUCTIONS FOR THE REQUESTER OF FORM W-9.

PENALTIES

FAILURE TO FURNISH TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

MISUSE OF TINs. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.


                                Cat. No. 10231x           Form W-9 (Rev. 1-2002)

Form W-9 (Rev. 1-2002)                                                    Page 2
--------------------------------------------------------------------------------


SPECIFIC INSTRUCTIONS

NAME. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

    If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

    SOLE PROPRIETOR. Enter your INDIVIDUAL name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

    LIMITED LIABILITY COMPANY (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, ENTER THE OWNER'S NAME ON THE "NAME" LINE. Enter the LLC's name on the "Business name" line.

    OTHER ENTITIES. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

    EXEMPT FROM BACKUP WITHHOLDING. If you are exempt, enter your name as described above, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

    Individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. For more information on exempt payees, see the Instructions for the Requester of Form W-9.

    If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

NOTE: If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

PART I--TAXPAYER IDENTIFICATION NUMBER (TIN)

ENTER YOUR TIN IN THE APPROPRIATE BOX.

    If you are a RESIDENT ALIEN and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see HOW TO GET A TIN below.

    If you are a SOLE PROPRIETOR and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

    If you are an LLC that is DISREGARDED AS AN ENTITY separate from its owner (see LIMITED LIABILITY COMPANY (LLC) above), and are owned by an individual, enter your SSN (or "pre-LLC" EIN, if desired). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.

NOTE: See the chart on this page for further clarification of name and TIN combinations.

HOW TO GET A TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get FORM SS-5, Application for a Social Security Card, from your local Social Security Administration office. Get FORM W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or FORM SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at WWW.IRS.GOV.

    If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

NOTE: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

CAUTION: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

PART II--CERTIFICATION

    To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 3, and 5 below indicate otherwise.

  For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see EXEMPT FROM BACKUP WITHHOLDING ABOVE.

SIGNATURE REQUIREMENTS. Complete the certification as indicated in 1 through 5 below.

    1. INTEREST, DIVIDEND, AND BARTER EXCHANGE ACCOUNTS OPENED BEFORE 1984 AND BROKER ACCOUNTS CONSIDERED ACTIVE DURING 1983. You must give your correct TIN, but you do not have to sign the certification.

    2. INTEREST, DIVIDEND, BROKER, AND BARTER EXCHANGE ACCOUNTS OPENED AFTER 1983 AND BROKER ACCOUNTS CONSIDERED INACTIVE DURING 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

    3. REAL ESTATE TRANSACTIONS. You must sign the certification. You may cross out item 2 of the certification.

    4. OTHER PAYMENTS. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

    5. MORTGAGE INTEREST PAID BY YOU, ACQUISITION OR ABANDONMENT OF SECURED PROPERTY, CANCELLATION OF DEBT, QUALIFIED TUITION PROGRAM PAYMENTS (UNDER
SECTION 529), IRA OR ARCHER MSA CONTRIBUTIONS OR DISTRIBUTIONS, AND PENSION DISTRIBUTIONS. You must give your correct TIN, but you do not have to sign the certification.

PRIVACY ACT NOTICE

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.

    You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

WHAT NAME AND NUMBER TO GIVE THE REQUESTER

FOR THIS TYPE OF ACCOUNT:                GIVE NAME AND SSN OF:
-------------------------                ---------------------
1.  Individual                           The individual

2.  Two or more                          The actual owner of the
    individuals (joint                   account or, if combined
    account)                             funds, the first individual
                                         on the account(1)

3.  Custodian account of                 The minor(2)
    a minor (Uniform Gift
    to Minors Act)

4.  a. The usual                         The grantor-trustee(1)
       revocable savings
       trust (grantor is
       also trustee)

    b. So-called trust                   The actual owner(1)
       account that is not
       a legal or valid trust
       under state law

5.  Sole proprietorship                  The owner(3)

FOR THIS TYPE OF ACCOUNT:                GIVE NAME AND EIN OF:
-------------------------                ---------------------
6.  Sole proprietorship                  The owner(3)

7.  A valid trust, estate, or            Legal entity(4)
    pension trust

8.  Corporate                            The corporation

9.  Association, club,                   The organization
    religious, charitable,
    educational, or other
    tax-exempt organization

10. Partnership                          The partnership

11. A broker or registered               The broker or nominee
    nominee

12. Account with the Department of       The public entity
    Agriculture in the name of a
    public entity (such as a state
    or local government, school
    district, or prison) that
    receives agricultural program
    payments

----------

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's SSN.

(3) YOU MUST SHOW YOUR INDIVIDUAL NAME, but you may also enter your business or "DBA" name. You may use either your SSN or EIN (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

                                                                         ANNEX G


                                VOTING AGREEMENT

        This VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of May 6, 2002 (the "AGREEMENT DATE") by and among Intuit Inc. a Delaware corporation ("PARENT"), __________ ("STOCKHOLDER") and, solely for purposes of
Section 6 of this Agreement, The Flagship Group Inc., a Delaware corporation ("COMPANY").

                                    RECITALS


        A. Concurrently with the execution of this Agreement, Parent, Ardent Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), Credence Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, Company, American Fundware, Inc., a Colorado corporation and a wholly owned subsidiary of Company ("SUB"), certain stockholders of Company and each of Michael Potts and Scott Wylie, as representatives, are entering into an Agreement and Plan of Merger (the "MERGER AGREEMENT"). The Merger Agreement provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into Company (the "MERGER"), with Company to survive the Merger. At the Effective Time, among other things, outstanding shares of Company Common Stock will be converted into the right to receive cash and shares of Parent Common Stock as more particularly set forth in the Merger Agreement. Capitalized terms used but not defined in this Agreement will have the meanings given to such terms in the Merger Agreement.

        B. As a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that Stockholder enter into this Agreement, and, in order to induce Parent to enter into the Merger Agreement, Stockholder is willing to enter into this Agreement.

        The parties to this Agreement, intending to be legally bound by this Agreement, hereby agree as follows:

        1. RESTRICTIONS ON TRANSFER OF SUBJECT SHARES.

            (a) Subject Shares. Stockholder represents and warrants to Parent that, as of the Agreement Date, Stockholder owns (beneficially and of record), free and clear of all Encumbrances, (a) the number of shares of Company Common Stock and (b) Company Options to acquire the number of shares of Company Common Stock, in each case as set forth below Stockholder's name on the signature page of this Agreement (all such shares of Company Common Stock owned by Stockholder and all shares of Company Common Stock subject to Company Options owned by Stockholder, together with any shares of Company Common Stock that may hereafter be acquired by Stockholder, are collectively referred to herein as the "SUBJECT SHARES"). If, between the Agreement Date and the Expiration Time (as defined in
Section 1(b)), the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Subject Shares will be appropriately adjusted, and will include any shares or other securities of Company issued on, or with respect to, the Subject Shares in such a transaction.

            (b) No Disposition or Encumbrance of Subject Shares.

                (i) Notwithstanding any other provision of this Agreement to the contrary, Stockholder will not sell, transfer, exchange, pledge, hypothecate, encumber, distribute or otherwise dispose of any of the Subject Shares or make any offer to do so or enter into or become bound by any agreement to do so; provided, however, that Stockholder's obligations under this Section 1(b) will expire immediately after the Expiration Time.

                (ii) As used in this Agreement, the term "EXPIRATION TIME" will mean immediately following the valid termination of the Merger Agreement in accordance with its terms as set forth in Article IX of the Merger Agreement.

            (c) Transfer of Voting Rights. Stockholder covenants and agrees that, prior to the Expiration Time, Stockholder will not enter into any voting agreement regarding any Subject Shares (other than this Agreement) and will not deposit any of the Subject Shares into a voting trust or grant a proxy or enter into an agreement of any kind with respect to any of the Subject Shares, except for the Proxy called for by Section 2(b) of this Agreement. Stockholder represents and warrants that the Subject Shares are not subject to any voting agreement, voting trust, proxy or other similar arrangement except as provided in this Agreement.

        2. VOTING OF SUBJECT SHARES.

            (a) Agreement. Stockholder hereby agrees that, prior to the Expiration Time, at any meeting of the Company Stockholders, however called, and in any action taken by the written consent of the Company Stockholders without a meeting, unless otherwise directed in writing by Parent, Stockholder will vote the Subject Shares:

                (i) in favor of the Merger Agreement, the Merger, the Certificate of Merger, the execution and delivery by Company of the Merger Agreement and the Certificate of Merger and the adoption and approval of the terms thereof and in favor of each of the other actions and transactions contemplated by the Merger Agreement and any action required in furtherance hereof and thereof;

                (ii) against any action or agreement that would be reasonably likely to (A) result in a breach of any representation, warranty, covenant or obligation of Company in the Merger Agreement or that would preclude fulfillment of any condition precedent under the Merger Agreement to Company's, Parent's or any other party's obligation to consummate the Merger, or (B) impede, postpone, discourage or adversely affect the consummation of the Merger in any material respect;

                (iii) against any action or agreement that would be in favor of any Alternative Transaction; and

                (iv) against any action or agreement that would result in a change to Company's Board of Directors.

Prior to the Expiration Time, Stockholder will not enter into any agreement, proxy or understanding with any person or entity to vote or give instructions in any manner inconsistent with subparagraph (i), (ii), (iii) or (iv) of this
Section 2(a).

            (b) Proxy. Contemporaneously with the execution of this Agreement, Stockholder will execute and deliver to Parent a proxy with respect to the Subject Shares in the form attached hereto as Exhibit "1", which proxy will be irrevocable to the fullest extent permitted by law (the "PROXY").

        4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder hereby represents and warrants to Parent as follows:

            (a) Authorization, etc. Stockholder has all requisite power, authority and capacity to execute and deliver this Agreement and to perform Stockholder's obligations hereunder. This Agreement has been duly and validly approved and authorized (if applicable), executed and delivered by Stockholder and, assuming due execution and delivery by Parent, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

            (b) No Conflicts, Required Filings and Consents.

                (i) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (A) to the extent applicable, conflict with or violate any trust agreement or other similar document pursuant to which Stockholder was created or established; (B) conflict with or violate any Applicable Law that is applicable to Stockholder or any of its assets or properties; (C) conflict with or violate any order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder's properties or any of the Subject Shares is bound or affected; or
(D) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, restriction, adverse claim, encumbrance or security interest in or to any of the Subject Shares pursuant to, any written, oral or other contract, agreement, arrangement or commitment to which Stockholder is a party or by which Stockholder or any of Stockholder's properties (including but not limited to the Subject Shares) is bound or affected in any material respect.

                (ii) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require any consent under any written, oral or other contract, agreement, arrangement or commitment of any third party.

            (c) Title to Subject Shares. As of the Agreement Date, Stockholder does not directly or indirectly own, either beneficially or of record, any shares of Company Common Stock or other options, warrants, convertible securities or other securities, calls, commitments, conversion privileges, preemptive rights, rights of first refusal, rights of first offer or other rights or agreements to purchase or otherwise acquire from Company or Sub (whether directly or indirectly) any shares of Company's authorized but unissued capital stock or any securities convertible into or exchangeable for any shares of Company's capital stock, other than the Subject Shares set forth below Stockholder's name on the signature page hereof.

            (d) Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all material respects as of the date of this Agreement, will be accurate in all material respects at all times through the Expiration Time.

        5. COVENANTS OF STOCKHOLDER. From time to time and without additional consideration, Stockholder will execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, proxies, consents and other instruments, and perform such further acts, as Parent may reasonably request for the purpose of effectively carrying out and furthering the intent of this Agreement and the Proxy.

        6. AGREEMENTS OF COMPANY. Company acknowledges its awareness of the provisions of this Agreement and will (a) recognize, honor and respect, and will not contest, the voting by Parent of the Subject Shares through the use of the Proxy in accordance with its terms at any meeting of Stockholders of Company or pursuant to any action taken by written consent without a meeting of the Stockholders of Company; and (b) to the extent permitted by law, will not recognize any voting of the Subject Shares by Stockholder that is in violation of this Agreement.

        7. MISCELLANEOUS.

            (a) Expenses. Except as provided otherwise in Section 7(k), all costs and expenses incurred in connection with the transactions contemplated by this Agreement will be paid by the party incurring such costs and expenses.

            (b) Governing Law; Venue. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and performed entirely within the State of Delaware, without regard to the principles of choice of law or conflicts or law of any jurisdiction. The exclusive venue for any judicial action under and pursuant to this Agreement will rest with the California state and federal courts located in Santa Clara County, California.

            (c) Successors and Assigns. This Agreement will inure to the benefit of the successors and assigns of Parent, including any successor to, or assignee of, all or substantially all of the business and assets of Parent or any other part of the business or assets of Parent. This Agreement and the rights and obligations of Stockholder hereunder are personal to Stockholder and will not be assignable, delegable or transferable by Stockholder in any respect.

            (d) Severability. If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

            (e) Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

            (f) Amendment; Waiver; Termination. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. Notwithstanding anything herein to the contrary, however, Parent will be entitled to terminate this Agreement in full (but not in part) at any time for any reason, and will be entitled to do so without terminating or amending any other voting agreement entered into by Parent with any other holder of shares or other securities of Company. This Agreement will terminate automatically and immediately following the valid termination of the Merger Agreement in accordance with its terms as set forth in Article IX of the Merger Agreement.

            (g) Notices. All notices and other communications required or permitted under this Agreement will be delivered in the manner specified in
Section 10.2 (i) to Parent or Company at the address specified in Section 10.2 of the Merger Agreement and (ii) to Stockholder at the address specified below Stockholder's name on the signature page to this Agreement.

            (h) Entire Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

            (i) Specific Performance. The parties hereto agree that Parent would suffer irreparable damage and injury in the event that any of the provisions of this Agreement was not performed by Stockholder in accordance with its specific terms or was otherwise breached by Stockholder. It is accordingly agreed that, in addition to any other remedy to which Parent is entitled at law or in equity, Parent will be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, without any requirement to post bond, surety or other security.

            (j) Other Agreements. Nothing in this Agreement will limit any of the rights or remedies of Parent or any of the obligations of Stockholder under any other agreement.

            (k) Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

            (l) Construction of Agreement. When a reference is made in this Agreement to a Section, such reference will be to a Section of this Agreement unless otherwise indicated. This Agreement has been negotiated by Parent and Stockholder and their respective attorneys, and the parties hereto waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement, certificate or document will be construed against the party drafting such agreement, certificate or document. Unless otherwise indicated, the words "include," "includes," "including" and "such as" when used herein will be deemed in each case to be followed by the words "without limitation."

            (m) Waiver of Jury Trial. EACH OF PURCHASER AND STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PURCHASER OR STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.


         [THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


INTUIT INC.                                        THE FLAGSHIP GROUP INC.


By: ___________________________                    By: _________________________

Name: _________________________                    Name: _______________________

Title: ________________________                    Title: ______________________


STOCKHOLDER


_________________________________
(please print your name here)



_________________________________
(please sign your name here)


Address: ________________________

         ________________________

         ________________________


Facsimile: ______________________


________________________________________
Number of shares of Company Common Stock owned by Stockholder


________________________________________
Number of shares of Company Common Stock subject to each Company Option




                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                                                       EXHIBIT 1

                                IRREVOCABLE PROXY

        The undersigned ("STOCKHOLDER"), a stockholder of The Flagship Group, Inc., a Delaware corporation ("COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Raymond Stern, Greg Santora and/or Intuit Inc., a Delaware corporation ("PARENT"), and each of them, the proxies of the undersigned, with full power of substitution, to the fullest extent of the undersigned's rights with respect to (a) the shares of Company Common Stock set forth below Stockholder's name on the signature page of this Proxy; (b) the Company Options to acquire the number of shares of Company Common Stock set forth below Stockholder's name on the signature page of this Proxy; and (c) any shares of Company Common Stock that may hereafter be acquired by Stockholder (collectively, the "SUBJECT SHARES"). Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Subject Shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Subject Shares.

        This Proxy is irrevocable, is coupled with an interest and is granted in connection with that certain Voting Agreement, dated as of the date hereof, among Parent, Company and the undersigned (the "VOTING AGREEMENT"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger dated as of the date hereof among Parent, Ardent Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, Credence Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, Company, American Fundware, Inc., a Colorado corporation and a wholly owned subsidiary of Company ("SUB"), certain stockholders of Company and each of Michael Potts and Scott Wylie, as representatives (the "MERGER AGREEMENT"). Capitalized terms used but not defined in this Proxy will have the meanings given to such terms in the Merger Agreement.

        The attorneys and proxies named above will be empowered, and may exercise this Proxy, to vote the Subject Shares at any time until the Expiration Time (as defined in the Voting Agreement) at any meeting of the Company Stockholders, however called, or in any action taken by the written consent of the Company Stockholders without a meeting:

        (i) in favor of the Merger Agreement, the Merger, the Certificate of Merger, the execution and delivery by Company of the Merger Agreement and the Certificate of Merger and the adoption and approval of the terms thereof and in favor of each of the other actions and transactions contemplated by the Merger Agreement and any action required in furtherance hereof and thereof;

        (ii) against any action or agreement that would be reasonably likely to
(A) result in a breach of any representation, warranty, covenant or obligation of Company in the Merger Agreement or that would preclude fulfillment of any condition precedent under the Merger Agreement to Company's, Parent's or any other party's obligation to consummate the Merger, or (B) impede, postpone, discourage or adversely affect the consummation of the Merger in any material respect;

        (iii) against any action or agreement that would be in favor of any Alternative Transaction; and

        (iv) against any action or agreement that would result in a change to Company's Board of Directors.

        The undersigned Stockholder may vote the Subject Shares on all other matters.

        Prior to the Expiration Time, at any meeting of the Company Stockholders, however called, and in any action by written consent of the Company Stockholders without a meeting, the attorneys and proxies named above may, in their sole discretion, elect to abstain from voting on any matter covered by subparagraphs (i), (ii), (iii) and/or (iv) above; provided that the undersigned Stockholder is allowed to vote the Subject Shares in accordance with the terms of the Voting Agreement; and provided, further, that nothing herein (including the granting of this Proxy or any abstention by the attorneys and proxies named above from voting this Proxy) will release the undersigned Stockholder from the obligations that such undersigned Stockholder has to vote the Subject Shares in accordance with the terms and conditions of the Voting Agreement.

        This Proxy will be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Subject Shares) and any obligation of the undersigned hereunder will be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Subject Shares).

        This Proxy will terminate upon the Expiration Time. Notwithstanding anything herein to the contrary, however, Parent will be entitled to terminate this Proxy in full (but not in part) at any time for any reason, and will be entitled to do so without terminating or amending any other proxy granted to Parent or any Affiliate of Parent by any other holder of shares or other securities of Company.

Dated: May 6, 2002


STOCKHOLDER



_________________________________
(please print your name here)


_________________________________
(please sign your name here)


_________________________________________
Number of shares of Company Common Stock owned by Stockholder


_________________________________________
Number of shares of Company Common Stock subject to each Company Option


                      [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                                                        ANNNEX H

                                ESCROW AGREEMENT

        This Escrow Agreement (this "AGREEMENT") is made and entered into as of ___________, 2002 by and among Intuit Inc., a Delaware corporation ("PARENT"), Michael Potts and Scott Wylie, as the representatives (the "REPRESENTATIVES") of the stockholders of The Flagship Group Inc., a Delaware corporation ("COMPANY"), and American Stock Transfer and Trust Co., as escrow agent (the "ESCROW AGENT").


                                 R E C I T A L S

        A. Parent, Ardent Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), Credence Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, Company, American Fundware, Inc., a Colorado corporation and a wholly owned subsidiary of Company ("SUB"), certain stockholders of Company and the Representatives have entered into an Agreement and Plan of Merger dated as of May 6, 2002 (the "MERGER AGREEMENT"). The Merger Agreement provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into Company (the "Merger"), with Company to survive the Merger. At the Effective Time, among other things, outstanding shares of Company Common Stock will be converted into the right to receive cash and shares of Parent Common Stock as more particularly set forth in the Merger Agreement. A copy of the Merger Agreement is attached as Exhibit A hereto. Capitalized terms used but not defined in this Agreement will have the meanings given to such terms in the Merger Agreement.

        B. Section 2.4 of the Merger Agreement provides that Parent will be entitled to withhold from the Company Stockholders at the Closing, the Cash Amounts issued to each Company Stockholder upon conversion of their shares of Company Common Stock under Section 2.2(b)(ii) of the Merger Agreement (such withheld Cash Amounts, the "ESCROW CASH"). The Escrow Cash is to be placed in an escrow account (the "ESCROW ACCOUNT") to secure certain indemnification obligations of the Company Stockholders to Parent and other Parent Indemnitees under Article VIII of the Merger Agreement on the terms and conditions set forth in Article VIII of the Merger Agreement and in this Agreement. The amount of Escrow Cash withheld from each Company Stockholder and deposited in the Escrow Account by each Company Stockholder pursuant to this Agreement and Section 2.4 of the Merger Agreement, the taxpayer identification number of each Company Stockholder and such Company Stockholder's percentage interest in the Escrow Cash is set forth next to such Company Stockholder's name on Exhibit B attached hereto.

        C. The parties desire to set forth in this Agreement the terms and conditions pursuant to which the Escrow Cash will be deposited, held in, and disbursed from the Escrow Account.

        NOW, THEREFORE, the parties hereby agree as follows:

        1. ESCROW AND INDEMNIFICATION.

            (a) Escrow of Funds.

                (i) Escrow Cash. At the Effective Time, Parent will withhold the Escrow Cash and deposit the Escrow Cash with the Escrow Agent in the manner contemplated by Section 2.4. Parent will provide written notice to the Escrow Agent making reference to this Agreement and identifying the funds so deposited as the Escrow Cash.

                (ii) Agreement to Hold Escrow Cash; Escrow Cash Defined. The Escrow Agent will hold the Escrow Cash in escrow as collateral for the indemnification obligations of the Company Stockholders under Article VIII of the Merger Agreement until the Escrow Agent is required to release such Escrow Cash in accordance with the terms of this Agreement. As used in this Agreement, the term "ESCROW CASH" means, collectively, the Escrow Cash and the Escrow Earnings. The Escrow Agent agrees to accept delivery of the Escrow Cash and to hold such Escrow Cash in escrow subject to the terms and conditions of this Agreement.

                (iii) Company Stockholder's Interest in Escrow Cash and Escrow Earnings. The amount of Escrow Cash owned by each Company Stockholder will be that amount of Escrow Cash set forth next to such Company Stockholder's name on Exhibit B, which amount of Escrow Cash will be the total amount of Escrow Cash multiplied by the percentage interest set forth next to such Company Stockholder's name on Exhibit B. The amount of Escrow Earnings owned by each Company Stockholder will be that amount of Escrow Earnings equal to the total amount of Escrow Earnings multiplied by the percentage interest set forth next to such Company Stockholder's name on Exhibit B.

            (b) Indemnification. Parent and the other Parent Indemnitees are indemnified pursuant to the terms of Article VIII of the Merger Agreement (which terms are incorporated herein by reference) from and against any Damages, subject to the limitations set forth in Article VIII of the Merger Agreement and in this Agreement. The Escrow Cash will be security for such indemnity obligations, subject to the terms and conditions of Article VIII of the Merger Agreement and this Agreement. Michael Potts and Scott Wylie will act as the initial Representatives of the Company Stockholders for purposes of this Agreement, and they are duly authorized to be and act as such Representatives and may bind the Company Stockholders as provided herein and in Article VIII of the Merger Agreement.

            (c) Notice of Claim. As used herein, the term "CLAIM" means a claim for indemnification for Damages made against the Company Stockholders by Parent (on its own behalf and/or on behalf of any other Parent Indemnitee) pursuant to
Article VIII of the Merger Agreement and this Agreement. Parent (and only Parent) may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Parent Indemnitee and only Parent may prosecute and arbitrate a Claim under Article VIII of the Merger Agreement. A written notice of a Claim will be provided to the Representatives and the Escrow Agent by Parent (a "NOTICE OF CLAIM") after Parent becomes aware of the existence of any potential claim of the Company Stockholders for indemnification under Article VIII of the Merger Agreement as provided in Section 8.7 of the Merger Agreement.

            No delay on the part of Parent in giving the Representatives and the Escrow Agent a Notice of Claim will relieve the Company Stockholders from any of their obligations under Article VIII of the Merger Agreement unless (and then only to the extent) that such party is materially prejudiced thereby.

            (d) Escrow Period. As used herein, the term "ESCROW PERIOD" means that time period beginning on the Effective Time and ending on the eighteen-month anniversary of the Effective Time.

            (e) Third-Party Claims. Any Third-Party Claim will be defended in the manner specified in Section 8.8 of the Merger Agreement.

            (f) Limitation on Liability. The limitations on the Liability of the Company Stockholders for indemnification under Article VIII of the Merger Agreement will be as described in Section 8.6 of the Merger Agreement.

        2. DEPOSIT OF ESCROW CASH; RELEASE FROM ESCROW.

            (a) Delivery of Escrow Cash. On or prior to the Closing Date, Parent will deliver the Escrow Cash of each Company Stockholder as shown on Exhibit B to the Escrow Agent by check or wire transfer.

            (b) Investment of Escrow Cash. The Escrow Cash will be placed by the Escrow Agent into Chase Money Markets. The Escrow Earnings will be deemed to be Escrow Cash and will be held by the Escrow Agent as additional security for the indemnification obligations of the Company Stockholders.

            (c) Distributions to the Company Stockholders. On the date upon which the Escrow Period expires (the "RELEASE DATE"), upon written notice signed by both Parent and the Representatives, the Escrow Agent will release from the Escrow Account to the Company Stockholders in accordance with their percentage interests set forth in Exhibit B, the Escrow Cash (including the Escrow Earnings), less (i) any Escrow Cash delivered to Parent in accordance with
Section 4 in satisfaction of Claims by Parent or in accordance with Section 5(b) or Section 9, and (ii) any Escrow Cash held by the Escrow Agent in accordance with Section 4 hereof with respect to pending but unresolved Claims of Parent. Any Escrow Cash held as a result of clause (ii) of the preceding sentence will be released to the Company Stockholders or to Parent, as appropriate, within three business days following the date on which written notice of the resolution of such Claim has been given to the Escrow Agent by both the Representatives and Parent or upon the delivery to the Escrow Agent of the appropriate order by a court of competent jurisdiction or upon delivery to the Escrow Agent of a copy of the final award of an arbitrator or court. Any court order or final award of any arbitrator referred to above will be accompanied by a legal opinion of counsel for the presenting party satisfactory to the Escrow Agent to the effect that said court order or final award of such arbitrator is final and enforceable and is not subject to further appeal. The Escrow Agent will act on such court order or final award of such arbitrator and legal opinion without further question.

            (d) Release of Escrow Cash. The Escrow Cash will be held by the Escrow Agent until such Escrow Cash is required to be released pursuant to either: (i) Section 2(c); or (ii) when required under applicable provisions of
Section 4. The Escrow Agent will deliver to the Company Stockholders or to Parent, as applicable hereunder, the requisite amount of Escrow Cash to be released on such applicable date as is called for by this Agreement. Such delivery of Escrow Cash will be by check. Escrow Cash released to the Company Stockholders will be released to them in proportion to their respective percentage interests in the Escrow Cash as set forth in Exhibit B.

            (e) No Transfer or Encumbrance. No Escrow Cash or any beneficial interest therein may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by a Company Stockholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of such Company Stockholder, prior to the delivery of such Escrow Cash out of the Escrow Account to such Company Stockholder by the Escrow Agent in accordance with this Agreement. None of the Company Stockholders will be entitled to assign their rights to the Escrow Cash. The Escrow Agent will have no responsibility for determining or enforcing compliance with this Section 2(e), except that the Escrow Agent will retain possession of the Escrow Cash.

            (f) Power to Transfer Escrow Cash. The Escrow Agent is hereby granted the power to effect any transfer of Escrow Cash contemplated by this Agreement.

        3. CONTENTS OF NOTICE OF CLAIM.

            (a) Each Notice of Claim by Parent given pursuant to Section 1(c) will contain the following information:

                (i) Parent's good faith estimate of the reasonably foreseeable maximum amount of the alleged Damages arising from or relating to such Claim (which amount may be the amount of damages claimed by a third party in a Third-Party Claim brought against any Parent Indemnitee based on alleged facts, which if true, would give rise to Liability for Damages to such party under
Article VIII of the Merger Agreement); and

                (ii) a brief description, in reasonable detail (to the extent reasonably available to Parent), of the facts, circumstances or events giving rise to the alleged Damages based on Parent's good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to Parent) and copies of any formal demand or complaint.

            (b) The Escrow Agent will not transfer any of the Escrow Cash held in the Escrow Account to Parent pursuant to a Notice of Claim until such Notice of Claim has been resolved in accordance with Section 4.

        4. RESOLUTION OF CLAIMS. Any Notice of Claim received by the Representatives and the Escrow Agent pursuant to Section 1(c) and Section 3 will be resolved as follows:

            (a) Uncontested Claims. In the event that, within forty-five calendar days after a Notice of Claim is received by the Representatives and the Escrow Agent pursuant to Section 1(c) and Section 3(a), the Representatives do not contest such Notice of Claim in writing to Parent as provided in Section 4(b) (an "UNCONTESTED CLAIM"), the Representatives will be conclusively deemed to have consented to the recovery by Parent of the full amount of Damages specified in the Notice of Claim in accordance with Article VIII of the Merger Agreement (subject to the limitations on the Company Stockholders' liability set forth in Section 1(f)), including the forfeiture of the Escrow Cash withheld and retained by the Escrow Agent pursuant to the terms of this Agreement and, without further notice, to have stipulated to the entry of a final judgment for damages against the Company Stockholders for such amount in the Superior Court for the County of Santa Clara, the United States District Court for the Northern District of California or any other court having jurisdiction over the matter where venue is proper. With respect to any Uncontested Claim, on the forty-sixth calendar day after the receipt of the Notice of Claim, the Escrow Agent will: (i) immediately release from escrow and transfer to Parent that amount of Escrow Cash relating to such Uncontested Claim, which amount of Escrow Cash will be taken from and forfeited by each of the Company Stockholders in proportion to such Company Stockholder's respective percentage interest in the Escrow Cash as set forth on Exhibit B; and
(ii) notify the Representatives in writing of such transfer and forfeiture of Escrow Cash as promptly as reasonably practicable

            (b) Contested Claims. In the event that the Representatives give Parent and the Escrow Agent written notice contesting all or any portion of a Notice of Claim (a "CONTESTED CLAIM") within the forty-five-day period specified in Section 4(a), then such Contested Claim will be resolved by either (i) a written settlement agreement executed by Parent and the Representatives or (ii) in the absence of such a written settlement agreement, by binding arbitration between the Representatives and Parent in accordance with the terms and provisions of Section 4(c).

            (c) Arbitration of Contested Claims. Each of Parent and the Representatives agrees that any Contested Claim that is not resolved in accordance with Section 4(b)(i) will be submitted to mandatory, final and binding arbitration before J.A.M.S./ENDISPUTE or its successor ("J.A.M.S."), pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq. and that any such arbitration will be conducted in Santa Clara County, California. In the event J.A.M.S. ceases to provide arbitration service, then the term "J.A.M.S" will thereafter mean and refer to the American Arbitration Association ("AAA"). Either Parent or the Representatives may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with J.A.M.S. and giving a copy of such demand to each of the other parties to this Agreement. The arbitration will be conducted in accordance with the provisions of J.A.M.S' Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration (or, if J.A.M.S. then means the AAA, the commercial arbitration rules of the AAA then in effect), subject to the provisions of Section 4(c) of this Agreement. The parties will cooperate with J.A.M.S. and with each other in promptly selecting a single arbitrator from J.A.M.S.' panel of neutrals, and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. The parties covenant that they will participate in the arbitration in good faith, and that they will share in its costs in accordance with subparagraph (i) below. The provisions of this Section 4(c) may be enforced by any court of competent jurisdiction. Subject to the provisions of subparagraph (vii) below, judgment upon the Final Award (as defined below) or any other final finding rendered by the arbitrator in the arbitration may be entered in any court having competent jurisdiction.

                (i) Payment of Costs. Parent will bear all of the expense of deposits and advances required by the arbitrator, but either party may advance such amounts, subject to recovery as an addition or offset to any award. The arbitrator will determine in the Final Award the party who is the prevailing party (the "PREVAILING PARTY") and the party who is not the Prevailing Party (the "NON-PREVAILING PARTY"). The Non-Prevailing Party will pay all reasonable costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the Prevailing Party, the fees of each arbitrator and the administrative fee of the arbitration proceedings. If such an award would result in manifest injustice, however, the arbitrator may apportion such costs, fees and expenses between the parties in such a manner as the arbitrator deems just and equitable.

                (ii) Burden of Proof. Except as may be otherwise expressly provided herein, for any Contested Claim submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding governed exclusively by the internal laws of the State of California applicable to contracts executed and entered into within the State of California, without regard to the principles of choice of law or conflicts of law of any jurisdiction.

                (iii) Award. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a final written arbitration award setting forth the basis and reasons for any decision reached (the "FINAL AWARD") and will deliver such documents to the Escrow Agent, the Representatives and Parent, together with a signed copy of the Final Award. Subject to the provisions of subparagraph (vii) below, the Final Award will constitute a conclusive determination of all issues in question, binding upon the Representatives and Parent, and will include an affirmative statement to such effect. To the extent that the Final Award determines that Parent or any other Parent Indemnitee has actually incurred Damages in connection with the Contested Claim through the date of the Final Award ("INCURRED DAMAGES"), the Final Award will set forth and award to Parent the amount of such Incurred Damages. In addition, the Final Award will set forth and award to Parent an additional amount of Damages equal to the reasonably foreseeable amount of alleged Damages that the arbitrator determines (based on the evidence submitted by the parties in the arbitration) are reasonably likely to be incurred by Parent and any other Parent Indemnitee as a result of the facts giving rise to the Contested Claim ("ESTIMATED DAMAGES"), which amount of Estimated Damages may include the amount of damages claimed by a third party in an action brought against any Parent Indemnitee based on alleged facts which, if true, would give rise to Damages.

                (iv) Timing. The Representatives, Parent and the arbitrator will conclude each arbitration pursuant to this Section 4 as promptly as possible for the Contested Claim being arbitrated.

                (v) Terms of Arbitration. The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provision of this Agreement or the Merger Agreement.

                (vi) Exclusive Remedy. Following the Effective Time, except as specifically otherwise provided in this Agreement, arbitration conducted in accordance with this Agreement will be the sole and exclusive remedy of the parties for any Claim made pursuant to Article VIII of the Merger Agreement, other than any Claim arising from or relating to the fraud, willful misrepresentation or willful misconduct of Parent, Company, Sub or the Company Stockholders.

                (vii) Treatment of Damages. Upon issuance and delivery of the Final Award as provided in subparagraph 4(c)(iii) above, Parent will immediately be entitled to recover as provided in subparagraph 4(e) below the amount of any Incurred Damages determined and awarded to Parent under such Final Award and the amount of Estimated Damages determined and awarded under such Final Award, and such Incurred Damages and such Estimated Damages will be deemed to be owed to Parent for purposes of this Agreement. Both Incurred Damages and Estimated Damages owed to Parent Indemnitees are deemed to be Damages for purposes of this Agreement.

            (d) Settled Claims. If a Claim (including a Contested Claim) is settled by a written settlement agreement executed by the Representatives and Parent (a "SETTLED CLAIM"), then the parties will resolve such Settled Claim as provided in such settlement agreement and the Representatives and Parent will promptly deliver such executed settlement agreement to the Escrow Agent together with written instructions executed by both Parent and the Representatives to the Escrow Agent ("SETTLEMENT INSTRUCTIONS"). The Settlement Instructions will, in accordance with and subject to the terms of the written settlement agreement, instruct the Escrow Agent either: (i) to release a stated amount of Escrow Cash to Parent pursuant to such settlement agreement; and/or (ii) that no action need be taken by the Escrow Agent with respect to such Claim. Upon its receipt of such settlement agreement and Settlement Instructions instructing the Escrow Agent to release Escrow Cash to Parent, the Escrow Agent will: (i) immediately release from escrow and transfer to Parent that amount of Escrow Cash that Parent and the Representatives have agreed will be transferred and forfeited by the Company Stockholders in such Settlement Instructions, which transferred and forfeited Escrow Cash will be taken from and forfeited by each of the Company Stockholders in proportion to such Company Stockholder's respective percentage interest in the Escrow Cash as set forth on Exhibit B; and (ii) notify the Representatives in writing of such transfer and forfeiture of Escrow Cash as promptly as reasonably practicable.

            (e) Payment of Damages. Any Incurred Damages and Estimated Damages that has been awarded to Parent and/or any other Parent Indemnitee pursuant to a Final Award of an arbitration conducted pursuant to this Section 4 (all such Incurred Damages, Estimated Damages and Uncontested Claims are hereinafter referred to as "AWARDED DAMAGES") will be paid as follows. The Escrow Agent will: (i) immediately release from escrow and transfer to Parent that amount of Escrow Cash equal to the Awarded Damages, which amount will be taken from and forfeited by each of the Company Stockholders in proportion to such Company Stockholder's respective percentage interest in the Escrow Cash as set forth on Exhibit B; and (ii) notify the Representatives in writing of such transfer and forfeiture of Escrow Cash as promptly as reasonably practicable.

            (f) Multiple Claims Permitted. The assertion of any single Claim for indemnification hereunder will not bar Parent from asserting any other Claims hereunder.

        5. LIMITATION OF ESCROW AGENT'S LIABILITY.

            (a) Limitation of Liability. The Escrow Agent will incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and duly authorized, nor for any other action or inaction, except its own willful misconduct, fraud or gross negligence. The Escrow Agent will have no duty to inquire into or investigate the validity, accuracy or content of any document delivered to it. The Escrow Agent will not be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Escrow Agent may rely on the advice or opinion of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice, the Escrow Agent will not be liable to anyone. The Escrow Agent will not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to it. The Escrow Agent will have no duties or responsibilities other than those expressly set forth in this Agreement and the implied duty of good faith and fair dealing.

            (b) Resolution of Conflicting Demands. In the event conflicting demands are made or conflicting notices are served upon the Escrow Agent with respect to the Escrow Account, the Escrow Agent will have the absolute right, at the Escrow Agent's election, to do either or both of the following: (i) resign so a successor escrow agent can be appointed pursuant to Section 10; (ii) file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves; or (iii) give written notice to the other parties that it has received conflicting instructions from Parent and the Representatives and is refraining from taking action until it receives instructions consented to in writing by both Parent and the Representatives. In the event an interpleader suit as described in clause (ii) above is brought, the Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under this Agreement with respect to the matters that are the subject of such interpleader suit, and Parent will pay the Escrow Agent all costs, expenses and reasonable attorneys' fees expended or incurred by the Escrow Agent pursuant to the exercise of Escrow Agent's rights under this
Section 5(b) (such costs, fees and expenses will be treated as extraordinary fees and expenses for the purposes of Section 9), and one-half of such costs, expenses and fees paid by Parent will reduce the Escrow Cash attributable to the Company Stockholders, on a pro rata basis in accordance with their percentage interests in the Escrow Cash as set forth in Exhibit B.

            (c) Indemnification. Each party to this Agreement other than the Escrow Agent (each an "INDEMNIFYING PARTY" and together the "INDEMNIFYING PARTIES"), hereby jointly and severally covenants and agrees to reimburse, indemnify and hold harmless Escrow Agent, the Escrow Agent's officers, directors, employees, counsel and agents (severally and collectively, "ESCROW AGENT"), from and against any loss, damage, liability or loss suffered, incurred by, or asserted against Escrow Agent (including amounts paid in settlement of any action, suit, proceeding, or claim brought or threatened to be brought and including reasonable expenses of legal counsel) arising out of, in connection with or based upon, any act or omission by Escrow Agent (not involving gross negligence, willful misconduct or fraud on Escrow Agent's part) relating in any way to this Agreement or the Escrow Agent's services hereunder. The aggregate liability of Parent and the Company Stockholders to the Escrow Agent under this indemnity will be limited to the Escrow Cash then in escrow hereunder. Anything in this Agreement to the contrary notwithstanding, in no event will the Escrow Agent be liable for special, indirect or consequential loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damages and regardless of the form of action. Any Indemnifying Party who reimburses or indemnifies the Escrow Agent pursuant to this Section 5(c) will have a right to seek contribution from any and all other Indemnifying Parties according to their relative fault.

            (d) Defense. Each Indemnifying Party may participate at its own expense in the defense of any claim or action that may be asserted against Escrow Agent, and if an Indemnifying Party so elects, such Indemnifying Party may assume the defense of such claim or action; provided, however, that if there exists a conflict of interest that would make it inappropriate, in the sole discretion of the Escrow Agent, for the same counsel to represent both Escrow Agent and any Indemnifying Party, Escrow Agent's retention of separate counsel will be reimbursable as provided in Section 5(b). Escrow Agent's right to indemnification hereunder will survive Escrow Agent's resignation or removal as Escrow Agent and will survive the termination of this Agreement by lapse of time or otherwise.

            (e) Notice to Indemnifying Parties. The Escrow Agent will notify each Indemnifying Party by letter, or by telephone or telecopy confirmed by letter, of any receipt by Escrow Agent of a written assertion of a claim against Escrow Agent, or any action commenced against Escrow Agent, for which indemnification is required under Section 5(c), within ten (10) days after Escrow Agent's receipt of written notice of such claim. The Indemnifying Parties will be relieved of their indemnification obligations under this Section 5 if Escrow Agent fails to timely give such notice and such failure materially and adversely affects the Indemnifying Parties' ability to defend such claim. However, Escrow Agent's failure to so notify each Indemnifying Party will not operate in any manner whatsoever to relieve an Indemnifying Party from any liability that it may have otherwise than on account of this Section 5.

            (f) Use of Agents. The Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder either directly or by or through its agents or attorneys and will be entitled to consult with its legal counsel, including in-house legal counsel, as to any questions or matters arising hereunder and the reasonable, good faith written opinion of such legal counsel will be full and complete authorization and protection to Escrow Agent in respect of any act or omission by Escrow Agent undertaken in good faith and in accordance with the opinion of such legal counsel. The Escrow Agent will have no liability for the conduct of any outside attorneys, accountants or other similar professionals it retains. Nothing in this Agreement will be deemed to impose upon Escrow Agent any duty to qualify to do business or to act as a fiduciary or otherwise in any jurisdiction other than the State of New York.

        6. STOCKHOLDERS' REPRESENTATIVES.

            (a) Each Company Stockholder approves the designation of and designates each of Michael Potts and Scott Wylie as representatives of the Company Stockholders and as the attorneys-in-fact and agents for and on behalf of each Company Stockholder (the "REPRESENTATIVES") with respect to Claims under
Article VIII of the Merger Agreement and the taking by the Representatives of any and all actions and the making of any decisions required or permitted to be taken by the Representatives under this Agreement and the Escrow Agreement, including the exercise of the power to: (i) authorize the release or delivery to Parent of the Escrow Cash in satisfaction of Claims of any Parent Indemnitee pursuant to Article VIII of the Merger Agreement and the Escrow Agent; (ii) agree to, negotiate, enter into settlements and compromises of, demand arbitration of and comply with orders of courts and awards of arbitrators with respect to, such Claims; (iii) arbitrate, resolve, settle or compromise any Claim made pursuant to Article VIII of the Merger Agreement and the Escrow Agreement; and (iv) take all actions necessary in the judgment of the Representatives for the accomplishment of the foregoing. The Representatives will have authority and power to act on behalf of each Company Stockholder with respect to the disposition, settlement or other handling of all Claims under
Article VIII of the Merger Agreement and the Escrow Agreement and all rights or obligations arising under Article VIII of the Merger Agreement and the Escrow Agreement. The Company Stockholders will be bound by all actions taken and documents executed by the Representatives in connection with Article VIII of the Merger Agreement and the Escrow Agreement, and Parent will be entitled to rely on any action or decision of the Representatives. In performing the functions specified in this Agreement, the Representatives will not be liable to any Company Stockholder in the absence of intentional misconduct or fraud on the part of the Representatives. The Company Stockholders will severally indemnify the Representatives and hold them harmless against any Liability incurred without fraud or willful misconduct on the part of the

Representatives and arising out of or in connection with the acceptance or administration of their duties hereunder. Any out-of-pocket costs and expenses reasonably incurred by the Representatives in connection with actions taken by the Representatives pursuant to the terms of Article VIII of the Merger Agreement and the Escrow Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) will be paid by the Company Stockholders to the Representatives on a on a pro rata basis in accordance with their percentage interests in the Escrow Cash as set forth in Exhibit B. Notwithstanding anything herein to the contrary, each Company Stockholder's indemnification obligation to the Representatives hereunder will in no event exceed such Company Stockholder's pro rata share of the Escrow Cash.

            (b) In the event that either of the Representatives dies, becomes unable to perform the responsibilities hereunder or resigns as the Representatives hereunder, a substitute representative will be appointed by the holders of a majority of the Escrow Cash to act as the Representatives of the Company Stockholders hereunder. The Representatives may resign as the Representatives hereunder, effective upon a new representative being appointed in writing by Company Stockholders who beneficially own a majority of the Escrow Cash. In either event described in this Section 6(b), the new Representative(s) will provide notice to Parent and the Escrow Agent of the occurrence of such event.

            (c) The Representatives will not be entitled to receive any compensation from Parent or the Company Stockholders in connection with this Agreement. Any out-of-pocket costs and expenses reasonably incurred by the Representatives in connection with actions taken pursuant to the terms of this Agreement will be paid by the Company Stockholders to the Representatives in proportion to their percentage interests in the Escrow Cash set forth on Exhibit B.

            (d) Each of the Company Stockholders agree to indemnify and hold the Representatives harmless from and against all loss, liability, damages, cost or expense (including but not limited to reasonable attorneys' and experts' fees and court costs) incurred by the Representatives in connection with the performance of the Representatives' duties and obligations under this Agreement (other than any loss, liability, damages, cost or expense incurred through acts or omissions constituting fraud or willful misconduct on the Representatives'
part). The provisions of this Section 6 are independent and severable, will constitute an irrevocable power of attorney, coupled with an interest and surviving death, granted by each Company Stockholder to the Representatives and will be binding upon the executors, heirs, legal representatives and successors of each Company Stockholder and any references in this Agreement to a Stockholder will include the successor to the Company Stockholders' rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

        7. NOTICES. All notices and other communications required or permitted under this Agreement will be in writing and will be either hand delivered in person, sent by facsimile, sent by certified or registered first class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications will be effective upon receipt if hand delivered or sent by facsimile, three days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 7:

               (a)    If to the Escrow Agent:

                      American Stock Transfer and Trust Co.
                      59 Maiden Lane
                      New York, New York  10038
                      Attention:   Executive Vice President
                      Phone:  (718) 921-8200
                      Fax:  (718) 234-5001

               (b)    If to Parent:

                      Intuit Inc.
                      M/S 2700C
                      2632 Marine Way
                      Mountain View, CA 94043
                      Attention:  General Counsel, Legal Dept.
                      Phone:
                      Fax:  (650) 944-6622

                      with a copy to:

                      Fenwick & West LLP
                      275 Battery, Suite 1500
                      San Francisco, CA 94111
                      Attention:  Douglas N. Cogen, Esq.
                      Phone:  (415) 875-2300
                      Fax:  (415) 281-1350

               (c)    If to the Representatives:

                      Michael Potts
                      c/o The Flagship Group Inc.
                      1385 S. Colorado Boulevard, Suite 400
                      Denver, Colorado 80222
                      Phone:  (303) 756-3030
                      Fax:  (303) 756-3514

                      Scott Wylie
                      c/o The Flagship Group Inc.
                      1385 S. Colorado Boulevard, Suite 400
                      Denver, Colorado 80222
                      Phone:  (303) 756-3030
                      Fax:  (303) 756-3514
                      with a copy to:

                      E*Law Group
                      3555 W. 110th Place
                      Westminster, Colorado 80031
                      Attention:  Jeremy W. Makarechian, Esq.
                      Phone:  (303) 410-8988
                      Fax:  (303) 410-0468

or to such other address as Parent, the Representatives or the Escrow Agent, as the case may be, designates in a writing delivered to each of the other parties hereto in accordance with this Section 7. Notwithstanding the foregoing, notices and the like addressed to the Escrow Agent will be effective only upon receipt. The Escrow Agent may assume without inquiry (unless the Escrow Agent has written notice to the contrary) that notices received by it which are also required to be delivered to another party have, in fact, been delivered to such other party.

        8. GENERAL.

            (a) Governing Law. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of California applicable to contracts executed and performed entirely within the State of California, without regard to the principles of choice of law or conflicts or law of any jurisdiction.

            (b) Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

            (c) Entire Agreement. As between Parent and the Representatives, except as otherwise provided in the Merger Agreement, this Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof. As between the Escrow Agent and the other parties hereto, all such parties agree that, as set forth in Section 11, the Escrow Agent's duties are defined only in this Agreement, any contrary provisions of the Merger Agreement notwithstanding.

            (d) Waivers. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

        9. COMPENSATION AND EXPENSES OF ESCROW AGENT. All fees and expenses of the Escrow Agent incurred in the ordinary course of performing its responsibilities hereunder will be paid by Parent (and one-half of such fees and expenses will reduce the Escrow Cash attributable to the Company Stockholders, on a pro rata basis in accordance with their percentage interests in the Escrow Cash as set forth in Exhibit B), upon receipt by Parent of a written invoice by Escrow Agent. Any extraordinary fees and expenses, including without limitation any fees or expenses

(including the fees or expenses of outside counsel to the Escrow Agent) incurred by the Escrow Agent in connection with a dispute over the distribution of Escrow Cash or the validity of a Notice of Claim, will be paid by Parent (and one-half of such fees and expenses will reduce the Escrow Cash attributable to the Company Stockholders, on a pro rata basis in accordance with their percentage interests in the Escrow Cash as set forth in Exhibit B) upon receipt of a written invoice by Escrow Agent. The Escrow Agent will have no duty to solicit any payments which may be due it hereunder.

        10. SUCCESSOR ESCROW AGENT. In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity herewith, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving notice of its resignation to the parties to this Agreement, specifying a date not less than thirty days following such notice date of when such resignation will take effect and refunding to the Company Stockholders any prepaid but unearned fees previously paid by Parent to the Escrow Agent hereunder. Parent will designate a successor Escrow Agent prior to the expiration of such thirty-day period by giving written notice to the escrow agent and the Representatives. Parent may appoint a successor Escrow Agent without the consent of the Representatives or the Company Stockholders so long as such successor is a bank which, together with its parent, has assets of at least $100 million, and may appoint any other successor Escrow Agent with the consent of the Representatives, which will not be unreasonably withheld. If no successor escrow agent is named by Parent, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent. The Escrow Agent will promptly transfer the Escrow Cash to such designated successor.

        11. LIMITATION OF RESPONSIBILITY. The Escrow Agent's duties are limited to those set forth in this Agreement, and Escrow Agent, acting as such under this Agreement, is not charged with knowledge of or any duties or responsibilities under any other document or agreement, including without limitation the Merger Agreement. Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder either directly or by or through its agents or attorneys. Nothing in this Escrow Agreement will be deemed to impose upon the Escrow Agent any duty to qualify to do business or to act as a fiduciary or otherwise in any jurisdiction other than the State of New York. Escrow Agent will not be responsible for and will not be under a duty to examine into or pass upon the validity, binding effect, execution or sufficiency of this Escrow Agreement or of any agreement amendatory or supplemental hereto. In no event will the Escrow Agent have any duty or obligation to determine or enforce compliance with the requirements of any agreement or instrument other than this Agreement (including without limitation the Merger Agreement).

        12. FORCE MAJEURE. Neither Parent nor the Company Stockholders nor Escrow Agent will be responsible for any delays or failures in performance resulting from acts beyond its control. Such acts will include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

        13. REPRODUCTION OF DOCUMENTS. This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties hereto agree that any such reproduction will be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction will likewise be admissible in evidence.

        14. AMENDMENT. This Agreement may be amended by the written agreement of Parent, the Escrow Agent and the Representatives; provided that, if the Escrow Agent does not agree to an amendment agreed upon by Parent and the Representatives, the Escrow Agent will resign and Parent will appoint a successor Escrow Agent in accordance with Section 10 above. No amendment of the Merger Agreement will increase Escrow Agent's responsibilities or liability hereunder without Escrow Agent's written agreement.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

        IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.


INTUIT INC.                                AMERICAN STOCK TRANSFER AND TRUST CO.


By: ______________________________         By: _________________________________

Name: ____________________________         Name: _______________________________

Title: ___________________________         Title: ______________________________


REPRESENTATIVES


__________________________________                 _____________________________
Michael Potts                                      Scott Wylie




                      [SIGNATURE PAGE TO ESCROW AGREEMENT]

                                    EXHIBIT A

                 AGREEMENT AND PLAN OF MERGER DATED MAY 6, 2002

                                    EXHIBIT B


                                                                  COMPANY
                                                               STOCKHOLDER'S
COMPANY STOCKHOLDER                      ESCROW CASH        PERCENTAGE INTEREST
-------------------                      -----------        -------------------

______________________
______________________
______________________

Taxpayer ID#: ________

______________________
______________________
______________________


Taxpayer ID#: ________

______________________
______________________
______________________


Taxpayer ID#: ________

                                                                         ANNEX I

                           ANNEX I -- APPRAISAL RIGHTS

               SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SEC. 262. APPRAISAL RIGHTS.

        (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and" share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

               (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

               (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                      a. Shares of stock of the corporation surviving or
               resulting from such merger or consolidation, or depository receipts in respect thereof;

                      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                      c. Cash in lieu of fractional shares or fractional
               depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                      d. Any combination of the shares of stock, depository
               receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a.,
               b. and c. of this paragraph.

               (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

        (d) Appraisal rights shall be perfected as follows:

               (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

               (2) If the merger or consolidation was approved pursuant to
        Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.